                                                Filed Pursuant to Rule 424(b)(1)

                                4,300,000 SHARES

                                     [LOGO]

                          GOLDEN STATE VINTNERS, INC.
                              CLASS B COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                                ----------------

    Of the 4,300,000 shares of Class B Common Stock offered hereby, 2,150,000 shares are being sold by the Company and 2,150,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any proceeds from the sale of the shares being sold by the Selling Stockholders.

    The Company has two classes of authorized Common Stock, Class B Common Stock, which is offered hereby, and Class A Common Stock. Holders of Class B Common Stock generally have identical rights to holders of Class A Common Stock, except that holders of Class B Common Stock are entitled to one vote per share and holders of Class A Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. Class A Common Stock is convertible at any time into Class B Common Stock on a share-for-share basis. Immediately upon completion of this offering, the shares of Class B Common Stock sold in this offering will represent 8.9% of the combined voting power of all classes of voting stock and 45.4% of the economic interest (or rights of holders of common equity to participate in distributions in respect of common equity) in the Company (10.0% and 48.8%, respectively, if the Underwriters' over-allotment option is exercised in full).

    Prior to this offering, there has been no public market for the Class B Common Stock. For factors considered in determining the initial public offering price, see "Underwriting".

    SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE CLASS B COMMON STOCK.

    The Class B Common Stock has been approved for listing on the Nasdaq National Market under the symbol "VINT".
                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
              ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ----------------

                                             INITIAL PUBLIC  UNDERWRITING    PROCEEDS TO   PROCEEDS TO SELLING
                                             OFFERING PRICE   DISCOUNT(1)    COMPANY(2)      STOCKHOLDERS(2)
                                             --------------  -------------  -------------  -------------------
Per Share..................................      $17.00          $1.19         $15.81            $15.81
Total(3)...................................   $73,100,000     $5,117,000     $33,991,500       $33,991,500

----------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting expenses of the Company and the Selling Stockholders estimated at $1,600,000. The Company has agreed to pay the offering expenses of the Selling Stockholders, other than the Underwriting Discount.

(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 645,000 shares of Class B Common Stock at the initial public offering price per share, less the Underwriting Discount, solely to cover over-allotments. If such option is exercised in full, the total Initial Public Offering Price, Underwriting Discount and Proceeds to Company will be $84,065,000, $5,884,550 and $44,188,950, respectively. See "Underwriting".
                               ------------------

    The shares of Class B Common Stock offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares of Class B Common Stock will be ready for delivery in New York, New York, on or about July 27, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.

                                 HAMBRECHT & QUIST

                                                               J.P. MORGAN & CO.
                                   ----------

                 The date of this Prospectus is July 21, 1998.

    [PHOTOS OF THE COMPANY'S VINEYARDS, FACILITIES, OPERATIONS AND PRODUCTS]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS B COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION CONCERNING THE COMPANY AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO OF GSV APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" OR "GSV" WHEN USED IN THIS PROSPECTUS REFERS TO GOLDEN STATE VINTNERS, INC., A DELAWARE CORPORATION, AND ITS CONSOLIDATED SUBSIDIARIES AND PREDECESSORS. EXCEPT AS SET FORTH IN THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO OR AS OTHERWISE SPECIFIED HEREIN, ALL INFORMATION IN THIS PROSPECTUS ASSUMES (I) THE CHANGE OF THE NAME OF GSV FROM "GOLDEN STATE ACQUISITION CORP." TO "GOLDEN STATE VINTNERS, INC.", (II) THE CREATION BY GSV OF A NEW CLASS A COMMON STOCK AND A NEW CLASS B COMMON STOCK, (III) THE CONVERSION OF ALL OF GSV'S OUTSTANDING SHARES OF OLD CLASS B COMMON STOCK ON A ONE-FOR-ONE BASIS INTO SHARES OF THE COMPANY'S NEWLY-CREATED CLASS A COMMON STOCK, (IV) THE CONVERSION OF ALL OF GSV'S OUTSTANDING SHARES OF OLD CLASS E COMMON STOCK AND OLD CLASS K COMMON STOCK ON A ONE-FOR-ONE BASIS INTO SHARES OF THE COMPANY'S NEWLY-CREATED CLASS B COMMON STOCK, (V) A 2.9-FOR-1 STOCK SPLIT FOR EACH OF GSV'S OUTSTANDING SHARES OF NEWLY-CREATED CLASS A COMMON STOCK AND NEWLY-CREATED CLASS B COMMON STOCK, (VI) THE CONVERSION OF ALL OF GSV'S OUTSTANDING SHARES OF JUNIOR EXCHANGEABLE PREFERRED STOCK (THE "JUNIOR PREFERRED STOCK") INTO 130,343 SHARES OF THE COMPANY'S NEWLY-CREATED CLASS B COMMON STOCK (COLLECTIVELY, WITH THE EVENTS DESCRIBED IN (II) THROUGH (V), THE "RECAPITALIZATION"), (VII) THE CONVERSION OF 1,526,084 SHARES OF THE COMPANY'S NEWLY-CREATED CLASS A COMMON STOCK ON A ONE-FOR-ONE BASIS INTO SHARES OF THE COMPANY'S NEWLY-CREATED CLASS B COMMON STOCK IMMEDIATELY PRIOR TO THE SALE OF SUCH SHARES BY CERTAIN SELLING STOCKHOLDERS IN THIS OFFERING, (VIII) THE COMPANY'S FISCAL YEAR PERIODS RUNNING FROM JULY 1 TO JUNE 30 OF EACH YEAR REFERENCED AND (IX) NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. AS USED IN THIS PROSPECTUS, THE TERM "PREMIUM WINE" REFERS TO WINE THAT RETAILS FOR $3.00 OR MORE PER 750 MILLILITER
(ML) BOTTLE OR THE EQUIVALENT PRICE FOR DIFFERENT SIZED BOTTLES, IN ACCORDANCE WITH INDUSTRY CUSTOM.

                                  THE COMPANY

    GSV is one of the largest suppliers of premium bulk wines, wine processing and storage services, wine grapes and case goods in the United States. Management believes that the Company is a contract supplier of choice for many of the leading branded wineries in California because of its reputation for quality and service, extensive vineyard holdings, strategically located facilities and ability to tailor a full range of products and services to meet the particular needs of its customers. The Company believes that its strong customer relationships, low-cost operations and ability to successfully integrate vineyard and facility acquisitions have enabled GSV to capitalize on recent wine industry trends, including the growth of the premium wine market and the trend by many of the leading branded wineries to outsource wine production. Over the last five years, GSV has increased its revenues at a compounded annual rate of 19% from $47.0 million in fiscal 1993 to $95.8 million in fiscal 1997.

    The Company provides a broad range of high quality winemaking and processing services, barrel fermentation and bottling and storage services to many of the largest branded wineries in California and to a number of international wineries. The Company supplies premium bulk wine pursuant to long-term supply agreements with Sutter Home Winery ("Sutter Home"), Canandaigua Wine Company ("Canandaigua"), Sebastiani Vineyards ("Sebastiani"), IDV North America ("Heublein"), Vincor International, Inc. ("Vincor"), and other wineries. The Company also delivers contract wine processing, barrel fermentation and storage services under contracts with, among others, The Wine Group, Robert Mondavi Winery ("Mondavi") and Beringer Wine Estates ("Beringer"). The Company also sells wine grapes, primarily to EJ Gallo Winery ("Gallo").

    GSV produces private label case goods for a number of clients, such as Archer Daniels Midland Co. ("ADM"), JC Boisset USA ("Boisset") and Trader Joe's. The Company is the largest exporter of bulk wine from California, according to Gomberg, Fredrikson & Associates ("Fredrikson"), a wine industry consulting firm, and, in fiscal 1997, the Company derived approximately 12% of its revenues from the sale of bulk wine and case goods outside of the United States. The Company also supplies brandy (a distilled derivative of wine) to Heublein pursuant to a long-term agreement and is the second largest brandy producer in the United States.

    The combination of GSV's extensive vineyard holdings and five strategically located facilities has enabled the Company to become what management believes is one of California's low-cost producers of premium bulk wine. The Company's 9,600 acres of vineyard properties in California's San Joaquin Valley allow the Company to source high quality wine grapes at a competitive cost. The Company's wine processing facilities are generally modern, efficient and automated, and allow for large scale, low-cost production of premium bulk wine and case goods and the delivery of a full line of winemaking, processing and storage services. Over the last four years, the Company has greatly expanded its presence in the California wine industry by acquiring vineyards and wine and brandy processing facilities and quickly integrating these assets into GSV's winemaking operations.

    Management believes that the growth in the Company's sales is attributable in part to the growth of the premium wine market. Over the past 10 years, there has been a shift in consumer preferences in the United States from generic or "jug" wines to high quality, branded premium varietal wines sold primarily in 750ml bottles. Since 1987, sales of premium California table wines have increased at a 15% compounded annual rate, from approximately $932 million in 1987 to approximately $3.8 billion in 1997, according to Fredrikson. In 1997, premium table wines accounted for 78% of the $4.8 billion California table wine market (expressed in winery sales revenues), compared to 52% of the $1.8 billion California table wine market in 1987. The Company believes that this major shift in consumer preferences has occurred due to (1) the maturing "baby-boomer" generation entering its prime wine consumption period; (2) a growing consumer interest in premium wines in general; (3) a growing interest in and sophistication about food that lends itself to expanded consumption of premium wines; and (4) the improving quality and reputation of California premium wines.

    Management believes that the Company's recent financial performance has also benefited from the increasing trend by a number of California's leading branded wineries to outsource various steps in the winemaking process. With the growth in demand for premium wines, these wineries have focused on the marketing of their brands and have invested significant financial resources in building brand awareness and loyalty through marketing and distribution. Additionally, the growing demand for premium wine has strained the winemaking capacity of a number of leading branded wineries. These wineries have demonstrated a strategic preference towards focusing their resources on brand building as opposed to facility expansion. Management believes that these and other factors in the wine industry have resulted in an increasing need for California's large, branded wineries to outsource the production of premium wine. As a quality-oriented, low-cost provider of contract winemaking and processing services, management believes that the Company is well positioned to continue to capitalize on these wine industry trends.

BUSINESS STRENGTHS

    GSV's key business strengths include:

    LOW-COST PROVIDER. To position the Company advantageously among its bulk wine processing competitors, GSV seeks to be the low-cost provider of bulk wine and contract winemaking and processing services. The economies of scale of the Company's large, efficient vineyards and facilities and GSV's expertise in managing its winemaking facilities translate into low production costs, which allow the Company to price its winemaking products and services at prices that may be lower than the marginal production costs of these products and services to its customers.

    FOCUS ON QUALITY. The Company has a consistent record of producing high quality wine products. For example, three of the top 13 "Best-Value" Chardonnays (under $10 per 750ml bottle), as ranked in 1997 by WINE SPECTATOR magazine, were made exclusively from the Company's wine. The Company applies rigorous attention to quality in all aspects of its grape growing, winemaking and storage processes.

    FULL RANGE OF PRODUCTS AND SERVICES. The Company offers customers an array of wine products in most of the California appellations and provides a full complement of wine-related services, from grape growing to the shipment of case goods. Consequently, the Company's customers can use GSV's products and services in any step of the winemaking process, while focusing the use of their resources to leverage their particular strengths.

    LARGE, COST EFFECTIVE VINEYARDS. The Company is one of the largest vineyard owners in California in terms of total acreage. GSV's 9,600 acres of vineyard properties are large and highly productive, which results in lower grape production costs. For example, in 1997 the average cost of grape production at the Company's vineyards was well below the 1997 market price for such grapes. The Company's ownership of extensive vineyards also allows GSV to control the varieties of grapes it grows, enabling the Company to tailor its product offerings to the changing needs of its branded winery customers.

    STRATEGICALLY LOCATED FACILITIES. The location of the Company's five wineries in or adjacent to most of California's primary wine growing regions allows the Company to offer its customers winemaking, processing and storage services at several conveniently located facilities. In addition, the size of the Company's facilities enables GSV to aggregate the winemaking needs of several customers, producing wine at a lower marginal cost than each customer could at their own facilities and reliably delivering large quantities of quality wine.

    STRONG CUSTOMER RELATIONSHIPS. The Company has developed relationships with many of the largest branded wineries in California as well as with a number of international branded wineries. The Company has used long-term contracts to create and maintain business relationships with such customers as Gallo, Heublein, Sutter Home, Canandaigua, Sebastiani, The Wine Group, Mondavi, Beringer, and Vincor. As competition among the major wineries in California intensifies, management believes that a number of these wineries will continue to outsource the production of a major portion of their premium wines.

GROWTH STRATEGY

    GSV's strategic objective is to strengthen its position as a leading supplier of premium bulk wine, wine processing and storage services and case goods to the leading branded wineries in California and to a number of international winemakers. In addition to building on its business strengths, the Company's strategy for achieving this goal has the following key elements:

    UPGRADE AND EXPAND WINEMAKING OPERATIONS. The Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its existing winemaking facilities in Fresno and Monterey over the next two years. In addition, the Company will continue to evaluate opportunities to make strategic greenfield investments in selected wine regions of California.

    PURSUE STRATEGIC ACQUISITIONS. The Company's recent acquisitions have enabled it to expand the range of premium winemaking and processing services that it offers to its branded winery customers. Additionally, the Company has often been able to quickly generate revenues from acquired assets that have been integrated into GSV operations. While the Company has found it increasingly difficult to identify attractive acquisition opportunities, GSV will continue to examine acquisition opportunities that make sense financially and can be integrated efficiently with the Company's existing operations.

    EXPAND INTERNATIONALLY. The Company will seek to strengthen its position as the leading bulk wine exporter from California and will continue to market its winemaking and processing services to leading international wineries. The Company also plans to further leverage its relationships with leading international winemakers to internationally source bulk wine for the Company's customers in North America. Finally, the Company believes there are significant growth opportunities in a variety of international winemaking regions, including Australia, South America and Southern Europe, and that the premium bulk wine processor and contract service provider models that the Company has successfully implemented in California can be applied internationally.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The Company (referred to as "New GSV" below) was incorporated for the purpose of acquiring all of the outstanding capital stock of Golden State Vintners, currently one of the Company's consolidated subsidiaries (referred to as "Old GSV" below), on April 27, 1995. The Company constitutes the successor company to Old GSV and is reflected in the statement of operations data beginning on April 27, 1995 and the balance sheet data beginning on June 30, 1995. The statement of operations data and the balance sheet data through April 26, 1995 are the results of Old GSV. The information contained in the tables below should be read in conjunction with and is qualified in its entirety by "Selected Consolidated Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited Consolidated Financial Statements of Old GSV and the Company and the Notes thereto, each of which is included elsewhere in this Prospectus.

                                                                                                        NEW GSV
                                                                OLD GSV               -------------------------------------------
                                                   ---------------------------------                                      NINE
                                                                                                                         MONTHS
                                                   YEAR ENDED JUNE 30,     JULY 1,    APRIL 27,   YEAR ENDED JUNE 30,     ENDED
                                                                           1994 TO     1995 TO                          MARCH 31,
                                                   --------------------   APRIL 26,    JUNE 30,   --------------------  ---------
                                                     1993       1994        1995         1995       1996       1997       1997
                                                   ---------  ---------  -----------  ----------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
  Revenues.......................................  $  47,048  $  44,063   $  42,851   $    4,037  $  71,755  $  95,785  $  88,678
  Cost of sales (1)..............................     38,713     34,241      34,772        3,949     58,468     71,662     66,846
  Gross profit...................................      8,335      9,822       8,079           88     13,287     24,123     21,832
  Selling, general, and administrative expenses
    (2)..........................................      1,676      2,768       3,364          951      5,042      7,408      5,315
  Income (loss) from operations..................      6,659      7,054       4,715         (863)     8,245     16,715     16,517
  Interest expense...............................      2,813      3,189       2,797          920      5,344      5,880      4,480
  Income (loss) before income taxes..............      3,846      3,828       1,874       (1,784)     2,507     10,158     11,360
  Net income (loss)..............................      6,618      3,503       1,874       (1,784)     1,924      6,170      6,896

  Redeemable preferred stock dividends...........     --         --          --           --         (1,290)    (1,314)      (679)
  Redemption of Junior Preferred Stock...........     --         --          --           --         --           (405)      (405)
                                                   ---------  ---------  -----------  ----------  ---------  ---------  ---------
  Income (loss) available to common
    stockholders.................................  $   6,618  $   3,503   $   1,874   $   (1,784) $     634  $   4,451  $   5,812
                                                   ---------  ---------  -----------  ----------  ---------  ---------  ---------
  Earnings (loss) per common share (3):
    Basic........................................                                     $     (.26) $     .09  $     .65  $     .85
                                                                                      ----------  ---------  ---------  ---------
                                                                                      ----------  ---------  ---------  ---------
    Diluted......................................                                     $     (.26) $     .09  $     .65  $     .83
                                                                                      ----------  ---------  ---------  ---------
                                                                                      ----------  ---------  ---------  ---------
OTHER FINANCIAL DATA:
  Depreciation and amortization..................  $   1,946  $   2,279   $   1,926   $      755  $   3,319  $   4,207  $   3,525
  Capital expenditures...........................      1,007      3,639       3,222        8,967      3,536      4,778      2,676
OTHER DATA:
  Tons of grapes crushed (4).....................    128,022    110,285                  119,103    156,722    163,521    163,521
  Vineyard property (in acres)...................      7,850      7,850                    9,600      9,600      9,600      9,600

                                                     1998
                                                   ---------
STATEMENT OF OPERATIONS DATA:
  Revenues.......................................  $ 101,675
  Cost of sales (1)..............................     75,625
  Gross profit...................................     26,050
  Selling, general, and administrative expenses
    (2)..........................................     13,066
  Income (loss) from operations..................     12,984
  Interest expense...............................      5,203
  Income (loss) before income taxes..............      7,616
  Net income (loss)..............................      4,738
  Redeemable preferred stock dividends...........       (636)
  Redemption of Junior Preferred Stock...........     --
                                                   ---------
  Income (loss) available to common
    stockholders.................................  $   4,102
                                                   ---------
  Earnings (loss) per common share (3):
    Basic........................................  $     .60
                                                   ---------
                                                   ---------
    Diluted......................................  $     .57
                                                   ---------
                                                   ---------
OTHER FINANCIAL DATA:
  Depreciation and amortization..................  $   3,768
  Capital expenditures...........................      5,524
OTHER DATA:
  Tons of grapes crushed (4).....................    197,841
  Vineyard property (in acres)...................      9,600

                                               OLD GSV                                  NEW GSV
                                         --------------------  ---------------------------------------------------------
                                               JUNE 30,                   JUNE 30,                   MARCH 31, 1998
                                         --------------------  -------------------------------  ------------------------
                                           1993       1994       1995       1996       1997      ACTUAL    PRO FORMA(5)
                                         ---------  ---------  ---------  ---------  ---------  ---------  -------------
BALANCE SHEET DATA:
  Working capital......................  $   5,755  $  10,011  $   8,735  $   9,335  $   9,386  $   8,245   $     8,245
  Total assets.........................     45,741     53,537     80,941     90,435    102,111    124,640       124,640
  Total long-term debt.................     27,119     30,900     44,322     42,973     49,781     48,023        48,023
  Redeemable preferred stock...........     --         --          9,978     10,034      8,813      8,915         8,192
  Stockholders' equity.................     10,286     13,789     10,037     10,670     12,574     16,676        17,399

                                         AS ADJUSTED(6)
                                         ---------------
BALANCE SHEET DATA:
  Working capital......................    $    12,836
  Total assets.........................        124,640
  Total long-term debt.................         30,223
  Redeemable preferred stock...........        --
  Stockholders' equity.................         47,982

--------------------

(1) In accordance with purchase accounting rules applied to the Company's acquisition of Old GSV, inventory was increased to estimated fair value. The inventory step-up increased cost of sales for the period April 27, 1995 to June 30, 1995 and the year ended June 30, 1996 by $471 and $1,563, respectively.

(2) Management incentives relating to stock appreciation rights and bonuses increased selling, general and administrative expenses by $33, $930, $2,141, $1,567 and $8,800 for the period April 27, 1995 to June 30, 1995, the years ended June 30, 1996 and 1997 and the nine months ended March 31, 1997 and 1998, respectively.

(3) See Note 2 of the Notes to Consolidated Financial Statements for an explanation of the basic and diluted earnings per share computations.

(4) It is industry custom to convert one ton of wine grapes to 170 gallons of wine, and to convert gallons of wine into cases of twelve 750ml bottles at the rate of 2.3775 gallons per case. All grapes crushed in the twelve month period ended June 30, 1995 are shown under New GSV.

(5) Stockholders' equity increased, and redeemable preferred stock decreased, by the $723 carrying value of 178,105 shares of Junior Preferred Stock to be converted into 130,343 shares of Class B Common Stock pursuant to the certificate of designations governing the Junior Preferred Stock, assuming that such conversion occurred on March 31, 1998.

(6) Assumes that the issuance and sale of the 2,150,000 shares of Class B Common Stock offered by the Company hereby at an initial public offering price of $17.00 per share and the application of the estimated net proceeds therefrom, including a $1,800 decrease to stockholders' equity resulting from the redemption of the 12% Senior Redeemable Exchangeable Preferred Stock (the "Senior Preferred Stock"), occurred on March 31, 1998.

                                  THE OFFERING

Class B Common Stock Offered:
  The Company.....................  2,150,000 shares
  The Selling Stockholders........  2,150,000 shares
    Total.........................  4,300,000 shares
Common Stock to Be Outstanding
  After the Offering (1):
  Class A Common Stock............  4,342,528 shares
  Class B Common Stock............  5,136,733 shares
Voting Rights:
  Class A Common Stock............  Ten votes per share
  Class B Common Stock............  One vote per share
Use of Proceeds...................  Repayment of certain outstanding indebtedness, repurchase of senior preferred stock, working capital
                                    and other general corporate purposes. Certain Selling
                                    Stockholders intend to use a portion of the net proceeds
                                    they receive from the sale of shares of Class B Common
                                    Stock to redeem outstanding participating securities
                                    issued to the U.S. Small Business Administration. See
                                    "Use of Proceeds".
Nasdaq National Market Symbol.....  VINT

--------------

(1) Based on an aggregate of 9,479,261 shares of Class A Common Stock and Class B Common Stock outstanding as of April 30, 1998, after giving effect to (a) the exercise by certain officers of the Company of options covering 307,600 shares of Class A Common Stock and 29,617 shares of Class B Common Stock on April 29, 1998, (b) the Recapitalization, (c) the conversion of 1,526,084 shares of Class A Common Stock into a like number of shares of Class B Common Stock immediately prior to the sale of such shares by certain selling stockholders in the offering and (d) the offering, and assumes no exercise of the Underwriters' over-allotment option. Excludes (x) 362,833 shares of Class A Common Stock and 223,491 shares of Class B Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option Plan (the "1996 Option Plan") of which options to purchase 362,833 shares of Class A Common Stock and 159,500 shares of Class B Common Stock are outstanding at an average exercise price of $5.01, (y) 348,000 shares of Class B Common Stock reserved for issuance pursuant to the Company's 1998 Director Stock Option Plan (the "Director Plan") of which options to purchase 59,982 shares of Class B Common Stock are outstanding at an average exercise price of $12.08 and (z) 764,729 shares of Class B Common Stock reserved for issuance pursuant to outstanding options with an exercise price of $12.07 issued outside of the Company's option plans. See "Capitalization", "Description of Capital Stock" and "Management--Stock Option Plans".

                                  RISK FACTORS

    See "Risk Factors" beginning on page 8 for a description of certain risks relevant to an investment in the Class B Common Stock.

                             TRADEMARK INFORMATION

    The Company's trademarks include GOLDEN STATE VINTNERS, and the proprietary labels EDGEWOOD ESTATE, SUMMERFIELD, SUMMERFIELD RESERVE, MONTHAVEN, CUTLER CREEK, BOUNTY, J. WILE, MUIRFIELD, WESTON and LEBLANC. This Prospectus also contains trademarks and trade names of other companies.

                                  THE COMPANY

    The Company was incorporated in Delaware in 1995 as Golden State Acquisition Corp. The Company changed its name to Golden State Vintner's, Inc. on April 22, 1998. The Company's principal executive offices are located at 500 Drake's Landing Road, Greenbrae, California 94904, and its telephone number at that location is (415) 461-4400.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING RISK FACTORS SHOULD BE CAREFULLY CONSIDERED IN EVALUATING THE COMPANY AND ITS BUSINESS PROSPECTS BEFORE PURCHASING SHARES OF CLASS B COMMON STOCK OFFERED BY THIS PROSPECTUS. EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS DISCUSSED IN THIS PROSPECTUS CONTAIN FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES, INCLUDING WITHOUT LIMITATION, THE RISKS DESCRIBED BELOW.

CONCENTRATION OF CUSTOMERS

    During fiscal 1997, five customers accounted for more than 56.0% of the Company's revenues, with Gallo and Heublein accounting for approximately 17.1% and 15.7%, respectively. For fiscal 1998, the Company estimates that five customers will account for approximately 50% of the Company's revenues, with Gallo and Heublein accounting for approximately 17% and 13%, respectively. The Company's revenues from brandy production during fiscal 1997 accounted for approximately 12% of total revenues and were derived primarily from sales to one customer, Heublein. While many of the Company's largest customers have entered into some form of long-term contract with the Company, there can be no assurance that each of these relationships will continue following the expiration of these contracts or that the volume of business the Company is currently conducting with such customers will continue at such levels. The loss of any one of the Company's major customers or a significant reduction in the volume of their business with the Company could have a material adverse effect on GSV's business, financial condition and results of operations.

    In the Company's 1997 and 1998 fiscal years, approximately 87.0% and 86.0%, respectively, of the Company's grape production (on a per ton basis) were contracted for sale to Gallo. Such grape sales accounted for more than 17.0% of the Company's revenues in fiscal 1997 and are estimated to account for approximately 17% of its revenues in fiscal 1998. However, the Company has restructured its grape supply arrangements with Gallo, and as the Company goes into the 1998 summer harvest, most of its grape production will not be subject to guaranteed purchase contracts with Gallo or with any other customer. As a result of these restructuring efforts, GSV will experience a significant decline in grape sale revenues and may experience a decline in total revenues for the Company's 1999 fiscal year. Further, if the wine industry were to experience a significant decline in the price of premium varietal grapes, there can be no assurance that the Company could profitably use or sell such grapes, which could have a material adverse effect on the Company's business, financial condition and results of operations. The Company continues to have long-term grape supply contracts with Gallo, covering Zinfandel and Chardonnay grapes.

AGRICULTURAL RISKS

    Grape production is subject to a variety of agricultural risks. Extreme weather conditions can materially and adversely affect the quality and quantity of grapes produced. In 1995 and 1996, variability in production yields in California's Central Valley contributed to a significant decline in the tonnage of grapes produced by virtually all vineyards, including those of the Company. Additionally, in January 1997, severe flooding in the San Joaquin River Basin destroyed a number of protective levees, damaging a portion of the Company's Gravelly Ford vineyards, which damage was not entirely insured. There can be no assurance that inclement weather in the future will not affect a substantial portion of the Company's vineyards in any year and have a material adverse effect on the Company's business, financial condition and results of operations.

    Vineyards are also susceptible to certain diseases, insects and pests, which can increase operating expenses, reduce yields and damage or kill vines. In recent years phylloxera, a louse that feeds on and may ultimately destroy the roots of grape vines, has infested many vineyards in the wine grape producing regions of California, causing grape yields to decrease. Phylloxera infestation has been widespread in California, particularly in Napa, Sonoma, Mendocino and Monterey Counties, where the soil and climate provide an ideal environment for the pest. As a result of this widespread infestation, thousands of vineyard acres throughout the State of California have been replanted with phylloxera-resistant rootstock or, in some cases, taken out of production completely. The cost of controlling this pest was significant to affected vineyard owners.

    Substantially all of the Company's vineyards are planted on their own rootstock that is not phylloxera-resistant. In the fall of 1997, phylloxera was discovered in certain acres of the Company's vineyards. The Company believes that the scope of this phylloxera infestation is modest, though there can be no assurance in that regard. Additionally, GSV believes the climate, soil and water conditions in California's San Joaquin Valley slow the development of phylloxera in vineyard roots. Further, in the 1997 harvest, the yields from the Company's phylloxera-infested acres were not notably lower than yields from surrounding, non-infested acreage. There can, however, be no assurance that phylloxera will not spread throughout adjoining vineyard acres, reduce yields and require a significant investment in replanting with disease-resistant root stock, all of which would have a material adverse effect on the Company.

    Other pests that may infest vineyards include leafhoppers, thrips, nematodes, mites, insects, orange tortrix and various grapevine diseases. Pesticides and the selection of resistant rootstocks reduce losses from these pests, but do not eliminate the risk of such loss. Gophers, rabbits, deer and birds can also pose a problem for vineyards, and wine grapevines are also susceptible to certain virus infections which may cause reduction of yields. In addition, the presence of potentially harmful nematodes in relatively high numbers has been detected in certain acres of the Company's vineyards. None of these infestations or infections currently poses a major threat to the Company's vineyards, although they could do so in the future and could subject the vineyards to severe damage, which could have a material adverse effect on the Company.

RISKS RELATING TO THE PRODUCTION OF BULK WINE

    While the Company has substantial experience in producing and processing bulk wine, the Company may still experience production difficulties and delays with respect to the delivery of finished wine. The Company generally guarantees the quality of the wine produced, which could result in the Company bearing financial responsibility for wine that fails to meet agreed upon quality standards. From time to time, the Company has received claims from customers based on alleged defects in wine produced by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". Such production difficulties could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON CONSUMER DEMAND

    The growth of the wine industry and the success of the Company's business depend to a significant extent on a number of factors relating to discretionary consumer spending, including the general condition of the economy, federal, state and local taxation, the deductibility of business entertainment expenses under federal and state tax laws and general levels of consumer confidence. Imposition of excise or other taxes on wine could negatively impact the wine industry by increasing wine prices for consumers. The wine industry is also subject to changes in consumer tastes and preferences. To the extent wine consumers reduce consumption of wine in favor of other beverages, or if there should be any significant decline in general economic conditions or uncertainties regarding future economic prospects that adversely affect discretionary consumer spending generally, or purchases of wine specifically, demand for wine and for the Company's products and services could decline.

    In recent years there has been substantial publicity regarding the possible health benefits of moderate wine consumption. The results of a number of studies suggest that moderate consumption of wine (or other alcoholic beverages) could result in decreased mortality and other health benefits.

Alternatively, anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements and other regulations designed to discourage consumption of alcoholic beverages, including wine. More restrictive regulations, negative publicity regarding alcohol consumption, publication of studies that indicate a significant health risk from moderate consumption of alcohol or changes in consumer perceptions of the relative healthfulness or safety of wine generally could adversely affect the sale and consumption of wine and the demand for wine and wine grapes and could have a material adverse effect on the Company's business, financial condition and results of operations.

DEMAND FOR BULK WINE

    Bulk wine and related services accounted for approximately 52.0% of GSV's revenues in its 1997 fiscal year and is estimated to account for approximately 51% of revenues in its 1998 fiscal year. Recently, the Company has focused its resources on the expansion of this portion of its business. Any loss of a major bulk wine customer would reduce GSV's bulk wine revenues, which could have a material adverse effect on the Company's business, financial condition and results of operations.

CASE GOODS SALES

    Sales of case goods and related services accounted for approximately 17.0% of the Company's revenues in its 1997 fiscal year and is estimated to account for approximately 19% of revenues in its 1998 fiscal year. A significant portion of the Company's case goods revenues consisted of short-term private label case goods sales. Additionally, the Company's higher margin proprietary case goods revenues resulted from sales of the Company's relatively unknown proprietary brands of premium wines. Any significant increase in the supply of premium wine in the California wine market that is not met by a corresponding demand could adversely affect the Company's case goods sales.

WINE GRAPE SUPPLY; PRICING

    As recently as the 1996 harvest, the California wine industry experienced a shortage of grapes due to insufficient plantings of premium varieties in the early 1990s, acreage taken out of production due to phylloxera infestation and reduced yields due to poor weather. The Company believes that the demand for wine grapes has also increased substantially over recent years and has generally outpaced grape supply. As a result, prices for premium California wine grapes were at historically high levels following the 1996 harvest and through the 1997 harvest. A number of recent developments, including (1) plantings of new vineyards, (2) yield enhancements through technological advances, (3) denser plantings of vines, (4) availability of wine from foreign sources and (5) excellent weather in the 1997 growing season, have resulted in a greatly increased grape supply, resulting in downward price pressure following the 1997 harvest. In addition, the supply of wine grapes is expected to increase significantly in the near future as the vines from recent plantings mature and their grapes become marketable. Such increases in supply may cause California premium wine grape prices and wine prices to decline significantly, which could have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL RISKS

    The Company's current operations emit ethanol and require the periodic usage of various chemical herbicides, fungicides and pesticides, some of which contain hazardous or toxic substances. The emission and usage of these chemicals are, to varying degrees, subject to federal and state regulation. The Company believes that its properties and operations have been and continue to be in material compliance with relevant environmental regulations. At the same time, if hazardous substances are discovered to have emanated from the Company's properties, the Company could be subject to material liability arising from the remediation of such potential harm.

SEASONALITY OF BUSINESS; QUARTERLY REVENUES; FLUCTUATING RESULTS

    The wine grape business is extremely seasonal and the Company recognizes the vast majority of its revenues in the first six months of its fiscal year. GSV is not positioned to maximize quarter-to-quarter results, and its quarterly results should not be considered indicative of those to be expected for a full year. The Company recorded 79.4% of its 1997 fiscal year revenues during the first six months of the Company's 1997 fiscal year. It is expected that GSV's revenues of $89.5 million for the six months ended December 31, 1997 will account for a similar percentage of the Company's revenues for its 1998 fiscal year. GSV has historically operated at a loss in the last two fiscal quarters due to limited sales during such quarters. Seasonality of revenues also affects the Company's cash flow requirements. In the past, GSV has borrowed funds under lines of credit beginning in February or March to finance crop production costs through harvest and repaid such borrowings from the proceeds of each harvest. GSV also borrows substantial sums from late summer through the fall to finance inventory build-up during the fall crush season. Such seasonality in revenues and borrowings may lead to significant fluctuations in the Company's reported quarterly results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

COMPETITION; INDUSTRY FRAGMENTATION

    The wine industry is extremely competitive. The Company competes with several well-capitalized companies in the production of bulk wine. Further, many of the Company's current and prospective competitors have substantially greater financial, production, personnel and other resources than the Company. In order to meet near-term shortfalls in supply, a number of wineries have commenced purchases of wine from foreign sources. Because of higher production costs in the United States and the higher prices of grapes in California, especially in comparison to the prices of years past, some wineries can achieve significant cost savings, even after taking into account shipping costs, by importing bulk wine from abroad. Some countries, such as France, have launched marketing campaigns to increase their sales in the United States. Foreign competition can be expected to continue and increase. In addition, the Company's principal winery customers compete with each other and with other wineries located in the United States, Europe, South America, South Africa and Australia. Wine also competes with other alcoholic, and to a lesser degree, nonalcoholic beverages, and to the extent wine consumers reduce consumption of wine in favor of such other beverages, demand for wine and the Company's products and services could decline.

FACILITY EXPANSION

    The Company is currently operating a number of its wine processing facilities at close to full capacity. The Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its facilities over the next two years. The Company intends to increase the annual processing capacity at its Fresno facility by approximately 20,000 tons of grapes and to expand Fresno wine cooperage capacity by approximately four million gallons. GSV will also expand its Monterey wine processing facility's annual capacity by approximately 15,000 tons of grapes and increase annual barrel fermentation capacity by approximately 18,000 barrels. GSV's efficient use of capital resources in the next two years to expand wine production will be important for the Company to maintain its position as one of the leading suppliers of premium bulk wine and related wine processing services in the United States. The Company's ability to complete this and subsequent expansions may be subject to substantial delays due to shortages of stainless steel tanks and other important materials and equipment, delays that the marketplace periodically experiences. Other factors that may delay such improvements are higher than anticipated expenditures, adverse weather and delays in construction by contractors. The Company has already encountered such delays in its proposed expansion and upgrade of its Monterey facility. Failure to deploy such capital resources successfully or complete any expansion of the Company's operations on a timely basis or underestimating the costs and time required to improve the

Company's facilities could have a material adverse effect on the Company's results of operations and prospects.

GROWTH THROUGH ACQUISITION

    In the last three years the Company has virtually doubled the size of its operations through the acquisition of vineyard acres and wine and brandy production facilities. These acquisitions have created additional winemaking capacity and grape supply sources, which have contributed to significant growth in revenues and net income for the Company on a year-to-year basis. In the future, there can be no assurance that acceptable acquisition opportunities will be available to the Company or that the Company will be able to profitably integrate any such future acquisition. Thus, it is unlikely that GSV's previous level of acquisition-related activity will continue in the Company's 1998 and 1999 fiscal years and beyond.

FIXED FARMING COSTS

    The Company incurs relatively fixed annual farming costs per vineyard acre. Revenues from grape sales and wine processing and production are not realized until harvest and vary depending upon numerous factors. Vineyard productivity varies from year to year depending upon weather and other factors, and significant variations in annual yields should be expected from time to time. Because production costs are not significantly variable in light of productivity or revenue levels, weak harvests or lower grape prices cannot be fully mitigated by cost reductions and could have an adverse effect upon profitability.

RELIANCE ON KEY PERSONNEL

    The Company believes its continued success depends on the active involvement of Jeffrey B. O'Neill, the Company's Chief Executive Officer, and Brian R. Thompson, the Company's Chief Financial Officer. There can be no assurance that these persons will remain in their management positions with the Company, and the loss of the services of either of these persons could have an adverse effect on the Company's business, financial condition and results of operations.

CONTROL BY EXISTING STOCKHOLDERS; ANTI-TAKEOVER MEASURES

    The Company has two classes of Common Stock: Class A Common Stock, which is entitled to 10 votes per share, and Class B Common Stock, which is entitled to one vote per share. The Class A Common Stock and Class B Common Stock vote together on substantially all matters. Following this offering, SBIC Partners, L.P. ("SBIC Partners"), Exeter Equity Partners, L.P. ("EE Partners") and Exeter Venture Lenders, L.P. (individually, "EV Lenders", and, collectively with EE Partners, "Exeter") and Mr. O'Neill will own or control together 4,342,528 shares of Class A Common Stock. In addition, Mr. O'Neill will own or control 24,381 shares of Class B Common Stock. Such ownership will represent 100% of the outstanding Class A Common Stock and an insignificant percent of the Class B Common Stock. Nevertheless, following the offering, the voting power of such Class A Common Stock will represent 89.4% of the combined voting power of both classes of Common Stock, and such persons, acting together, will be able to decide substantially all matters submitted to a stockholder vote, including the election of members of the Company's Board of Directors, proxy contests, mergers and tender offers, thereby ensuring that they will continue to direct the business, policies and management of the Company.

    In addition, the Company and certain stockholders have entered into a Stockholders Agreement (as defined herein) pursuant to which SBIC Partners, Exeter and Mr. O'Neill, have agreed to vote their shares of Common Stock for each other's nominees to the Company's Board of Directors. The Stockholders Agreement also provides, among other things, that the prior written consent of SBIC Partners, which consent is subject to the sole discretion of SBIC Partners, is required with respect to all material transactions relating to the Company. Such voting control by SBIC Partners, Exeter and Mr. O'Neill may discourage certain transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Class B Common Stock may receive a premium for their shares over the then-prevailing market price, and may have a depressive effect on the market price for Class B Common Stock. The Stockholders Agreement will terminate upon the consummation of this offering if the offering results in gross proceeds to the Company of at least $35 million. See "Principal and Selling Stockholders", "Certain Transactions" and "Description of Capital Stock".

    Furthermore, following this offering, the Company's Second Amended and Restated Certificate of Incorporation will authorize the issuance and sale of 5,000,000 shares of so-called "blank check" Preferred Stock with rights, preferences and privileges to be fixed by the Board of Directors in its discretion, without further approval of or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse affect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock.

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statue prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the Board of Directors and the holders of at least 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). The application of Section 203 and other provisions of the Company's Certificate of Incorporation, its Bylaws and Delaware corporate law may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

GOVERNMENT REGULATION

    GSV is subject to a broad range of federal and state regulatory requirements regarding its operations and practices. These regulations are subject to change and conceivably could have a significant impact on operating practices, chemical usage and other aspects of the Company's business. There can be no assurance that new or revised regulations pertaining to the wine grape production industry will not have a material adverse effect on the Company's business, financial condition and results of operations.

    Wine production and sales are subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms, the California Department of Alcohol Beverage Control and other state and federal governmental authorities that regulate licensing, trade and pricing practices, labeling, advertising and other activities. In recent years, federal and state authorities have required warning labels on beverages containing alcohol. Restrictions imposed by government authorities on the sale of wine could increase the retail price of wine, which could have an adverse effect on demand for wine in general. There can be no assurance that there will not be new or revised laws or regulations pertaining to the wine industry which could have a negative impact on the Company's business.

DILUTION

    The initial public offering price is substantially higher than the book value per share of Class B Common Stock. Investors purchasing shares of Class B Common Stock in this offering will therefore incur immediate, substantial dilution in the net tangible book value of their shares. In addition, investors purchasing shares of Class B Common Stock in this offering will incur additional dilution upon exercise of stock options by Company officers and employees and issuances of Class B Common Stock in public offerings and in connection with acquisitions in the future. See "Dilution".

ABSENCE OF TRADING MARKET; DETERMINATION OF OFFERING PRICE; VOLATILITY OF STOCK
  PRICE

    Prior to this offering, there has been no public market for the Class B Common Stock. Although the Class B Common Stock has been approved for listing on the Nasdaq National Market, there can be no assurance that an active trading market will develop, or if one does develop, that it will be sustained. The initial public offering price of the Class B Common Stock was established by negotiation among the Company, the Selling Stockholders and the Underwriters and may not be indicative of the market price of the Class B Common Stock after this offering. See "Underwriting". In addition, stock markets from time to time have experienced price and volume fluctuations that have affected the market price for many companies and that frequently have been unrelated to the operating performance of those companies. Such market fluctuations may adversely affect the market price of the Class B Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

    Sales of substantial amounts of Class B Common Stock in the public market following this offering could adversely affect the market price of the Class B Common Stock. Although only the 4,300,000 shares being sold in this offering will be available for sale in the public market immediately after the offering, substantially all of the remaining shares of Class B Common Stock and Class A Common Stock, which are convertible into shares of Class B Common Stock at any time on a share-for-share basis, will be eligible for sale in the public market beginning 90 days from the date of this offering, subject to the volume and manner of sale limitations imposed by Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and to certain contractual limitations. See "Shares Eligible for Future Sale".

YEAR 2000 COMPLIANCE

    A significant percentage of the software that runs most of the computers in the United States relies on two digit date codes to perform a number of computation and decision making functions. Commencing on January 1, 2000, these computer programs may fail from an inability to interpret date codes properly, misreading "00" for the year 1900 instead of the year 2000. The Company believes that its operating systems and application software programs are Year 2000 compliant, though there can be no assurance in that regard. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

FORWARD-LOOKING STATEMENTS

    This Prospectus contains forward-looking statements regarding the Company's financial position, business strategy, prospects and other related matters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. Actual results could differ materially from the Company's expectations as a result of a number of factors, including without limitation, agricultural risks, the Company's ability or inability to implement its growth strategy and the possibility of a significant shift in consumer wine drinking preferences.

                                USE OF PROCEEDS

THE COMPANY

    The net proceeds to the Company from the sale of the 2,150,000 shares of Class B Common Stock offered by it hereby will be approximately $32.4 million ($42.6 million if the Underwriters' over-allotment option is exercised in full), based on an initial public offering price of $17.00 per share and after deducting underwriting discounts and estimated offering expenses payable by the Company.

    The Company intends to use approximately $17.8 million of the net proceeds from the offering to repay certain long-term debt obligations, comprised of: (a) a variable rate bank term loan of $5.0 million, at an interest rate of 7.84%, due March 5, 2005; (b) a variable rate bank term loan of $5.4 million, at an interest rate of 7.84%, due March 5, 2005; (c) an insurance company note of $2.5 million, at an interest rate of 11.6%, due October 2002; (d) a bank term loan of $2.0 million, at an interest rate of 8.0%, due January 15, 2000; (e) a note payable of $0.5 million, at an interest rate of 10.0%, due May 5, 2000; (f) a note payable of $0.5 million, at an interest rate of 8.0%, due December 20, 1998; (g) a note payable of $0.5 million, at an interest rate of 8.0%, due January 1, 2003; and (h) capital lease obligations and other loans aggregating $1.4 million, at interest rates of 7.75% to 8.1%, due at various dates. The Company also intends to use approximately $10 million of the net proceeds to redeem all outstanding shares of its Senior Preferred Stock. Initially, the Company intends to use the balance of the net proceeds to pay down a portion of GSV's revolving credit facility, which, as of March 31, 1998, had $18.3 million in outstanding balances thereunder. The remainder of the proceeds of this offering, if any, and the Company's renewed borrowing capacity are expected to be used for capital expenditures, working capital and other general corporate purposes. Specifically, the Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its existing winemaking facilities in Fresno and Monterey. The cost, timing and amount of any additional funds required by the Company cannot be precisely determined at this time and will be based upon numerous factors. The Board of Directors has broad discretion in determining how the proceeds of the offering will be applied. Pending such uses, the Company intends to invest the net proceeds of the offering in short-term, investment grade, interest-bearing obligations. The Company will not receive any proceeds from the sale of shares of Class B Common Stock by the Selling Stockholders.

THE SELLING STOCKHOLDERS

    Each of SBIC Partners and Exeter intends to use a portion of the net proceeds it receives from the offering, approximately $24.1 million, at an initial public offering price of $17.00 per share, to redeem certain outstanding participating securities issued to the U.S. Small Business Administration ("SBA"). Such redemption will be made in accordance with all applicable rules and regulations of the SBA.

                                    DILUTION

    The pro forma net tangible book value of the Company as of March 31, 1998 was approximately $17.0 million, or $2.43 per share of Common Stock based upon an aggregate of 6,992,044 shares of Class A Common Stock and Class B Common Stock outstanding. Net tangible book value per share represents the amount of the Company's total tangible assets (total assets less deferred financing costs) less total liabilities, divided by the number of shares of Common Stock outstanding after giving effect to (i) the conversion of all outstanding shares of the Company's old Class B Common Stock on a one-for-one basis into shares of the Company's newly-created Class A Common Stock; (ii) the conversion of 178,105 shares of Junior Preferred Stock into 130,343 shares of the Company's newly-created Class B Common Stock and (iii) the conversion of all outstanding shares of the Company's Class E Common Stock and Class K Common Stock on a one-for-one basis into shares of GSV's newly-created Class B Common Stock. After giving effect to the sale by the Company of 2,150,000 shares of Class B Common Stock offered hereby (assuming that the Underwriters' over-allotment option is not exercised) at the initial public offering price of $17.00 per share, and the application of estimated net proceeds therefrom (after deducting the Underwriters' discount and estimated offering expenses), the pro forma net tangible book value of the Company as of March 31, 1998 would have been approximately $5.20 per share of Common Stock based upon an aggregate of 9,142,044 shares of Class A Common Stock and Class B Common Stock outstanding. This represents an immediate increase in pro forma net tangible book value of $2.77 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.80 per share to new investors purchasing shares of Class B Common Stock in the offering. The following table illustrates this per share dilution:

Initial public offering price per share.....................             $   17.00
  Pro forma net tangible book value per share before
    offering................................................  $    2.43
  Increase in pro forma net tangible book value per share
    attributable to new investors in offering...............       2.77
                                                              ---------
Pro forma net tangible book value per share after
  offering..................................................                  5.20
                                                                         ---------
Dilution per share to new investors in offering (1).........             $   11.80
                                                                         ---------
                                                                         ---------

--------------

(1) Assumes no exercise of any outstanding stock options to purchase shares of Class A Common Stock or Class B Common Stock. As of March 31, 1998, the Company had granted options covering 670,433 shares of Class A Common Stock and 933,547 shares of Class B Common Stock under the Company's option plans and other outstanding stock option agreements at a weighted average exercise price of approximately $8.39 per share. To the extent that these outstanding options would have been exercised, the dilution in pro forma net tangible book value after giving effect to the offering would have been $11.32 per share to new investors. See "Management--Stock Option Plans" and "Description of Capital Stock".

    The following table summarizes, on an as adjusted basis as of March 31, 1998, the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid (before deducting the Underwriters' discount and estimated offering expenses), and the average price per share paid by the existing stockholders and by the new investors purchasing shares of Class B Common Stock in this offering (at an initial public offering price of $17.00 per share and that the Underwriters' over-allotment option is not exercised);

                                                       SHARES PURCHASED (1)         TOTAL CONSIDERATION         AVERAGE
                                                     -------------------------  ----------------------------   PRICE PER
                                                       NUMBER       PERCENT         AMOUNT        PERCENT        SHARE
                                                     -----------  ------------  --------------  ------------  -----------
Existing stockholders..............................    6,992,044          76%   $    9,590,460          20%    $    1.37
New investors......................................    2,150,000          24    $   36,550,000          80     $   17.00
                                                     -----------         ---    --------------         ---
    Total..........................................    9,142,044         100%   $   46,140,460         100%    $    5.05
                                                     -----------         ---    --------------         ---    -----------
                                                     -----------         ---    --------------         ---    -----------

--------------

(1) See Footnote 1 to the preceding table regarding certain assumptions.

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its outstanding shares of Common Stock. The Company currently intends to retain future earnings to finance its operations, and therefore does not anticipate paying any cash dividends on the shares of Class A Common Stock or of Class B Common Stock in the foreseeable future. In addition, negative covenants contained in the Company's senior credit facility currently prohibit the Company from paying cash dividends on such shares without the prior approval of the lender. See Note 6 of Notes to Consolidated Financial Statements.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of the Company at March 31, 1998 and the pro forma capitalization of the Company at such date, after giving effect to the Recapitalization. The table also sets forth the capitalization of the Company at March 31, 1998 as adjusted to reflect the issuance and sale by the Company of 2,150,000 shares of Class B Common Stock, the conversion of 1,526,084 shares of the Company's newly-created Class A Common Stock on a one-for-one basis into shares of the Company's newly-created Class B Common Stock immediately prior to the sale of such shares by certain Selling Stockholders in this offering, the receipt by the Company of the estimated net proceeds therefrom (based on an initial public offering price of $17.00 per share, assuming that the Underwriters' over-allotment option is not exercised and after deducting the Underwriters' discount and estimated offering expenses of both the Company and the Selling Stockholders, all of which is payable by the Company), and the application of the estimated net proceeds therefrom. This table should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto. See also "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                                                  MARCH 31, 1998
                                                                        -----------------------------------
                                                                         ACTUAL     PRO FORMA   AS ADJUSTED
                                                                        ---------  -----------  -----------
                                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
Line of credit........................................................  $  18,300   $  18,300    $  13,709
Long-term debt (including current portion)............................     51,419      51,419       33,619
                                                                        ---------  -----------  -----------
  Total debt..........................................................     69,719      69,719       47,328
Redeemable preferred stock:
  12% Senior Preferred Stock, $0.01 par value: 100,000 shares authorized; 100,000 shares outstanding actual and pro forma; no
    shares outstanding as adjusted....................................      8,192       8,192       --
  8% Junior Preferred Stock, $0.01 par value: 200,000 shares authorized; 178,105 shares outstanding actual; no shares
    outstanding pro forma and as adjusted.............................        723      --           --
                                                                        ---------  -----------  -----------
                                                                            8,915       8,192       --
Stockholders' equity:
  Class A Common Stock, $.0034 par value actual and $0.01 par value pro forma and as adjusted: no shares authorized actual and
    6,000,000 shares authorized pro forma and as adjusted; no shares outstanding actual, 5,561,012 shares outstanding pro forma and
    4,034,928 shares outstanding as adjusted (1)......................     --              56           40
  Class B Common Stock, $0.0034 par value actual and $0.01 par value pro forma and as adjusted: 7,250,000 shares authorized actual and
    54,000,000 shares authorized pro forma and as adjusted; 5,561,012 shares outstanding actual, 1,431,032 shares outstanding pro forma
    and 5,107,116 shares outstanding as adjusted (1)..................         19          14           51
  Class E Common Stock, $0.0034 par value: 2,900,000 shares
    authorized; 1,200,829 shares outstanding actual, no shares
    outstanding pro forma and as adjusted.............................          4      --           --
  Class K Common Stock, $0.0034 par value: 1,450,000 shares
    authorized; 99,860 shares outstanding actual, no shares
    outstanding pro forma and as adjusted.............................     --          --           --
  Additional paid-in capital..........................................      8,845       9,521       41,891
  Retained earnings...................................................      7,808       7,808        6,000
                                                                        ---------  -----------  -----------
    Total stockholders' equity........................................     16,676      17,399       47,982
                                                                        ---------  -----------  -----------
      Total capitalization............................................  $  95,310   $  95,310    $  95,310
                                                                        ---------  -----------  -----------
                                                                        ---------  -----------  -----------

----------------

(1) Excludes 670,433 shares of Class A Common Stock and 933,547 shares of Class B Common Stock reserved for issuance under GSV's option plans and other stock option agreements. See "Management--Stock Option Plans" and Notes 9 and 15 to the Consolidated Financial Statements of the Company included elsewhere in this Prospectus.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    The statement of operations data for the years ended June 30, 1993 and 1994 and the balance sheet data at June 30, 1993 and 1994 have been derived from audited financial statements of Old GSV, which financial statements are not included in this Prospectus. The balance sheet data at June 30, 1995 have been derived from the audited financial statements of the Company, which financial statements are not included in this Prospectus. The statement of operations data for the period from July 1, 1994 to April 26, 1995 have been derived from the audited financial statements of Old GSV, which have been audited by Deloitte & Touche LLP and which are included elsewhere in this Prospectus. The statement of operations data for the period from April 27, 1995 to June 30, 1995, for the years ended June 30, 1996 and 1997 and for the nine months ended March 31, 1998 and the balance sheet data at June 30, 1996 and 1997 and March 31, 1998 have been derived from audited financial statements of the Company, which have been audited by Deloitte & Touche LLP and which are included elsewhere in this Prospectus. The statement of operations data for the nine months ended March 31, 1997 and the balance sheet data at March 31, 1997 have been derived from the Company's unaudited consolidated financial statements for such periods, which are included elsewhere in this Prospectus and which in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of operations of the Company for such periods. Results for the interim periods are not necessarily indicative of results for a full year. The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

                                                    OLD GSV                                NEW GSV
                                          ---------------------------   ----------------------------------------------
                                                                                                     NINE MONTHS ENDED
                                             YEAR ENDED      JULY 1,    APRIL 27,     YEAR ENDED
                                              JUNE 30,       1994 TO     1995 TO       JUNE 30,          MARCH 31,
                                          ----------------  APRIL 26,   JUNE 30,   ----------------  -----------------
                                           1993     1994      1995        1995      1996     1997     1997      1998
                                          -------  -------  ---------   ---------  -------  -------  -------  --------
STATEMENT OF OPERATIONS DATA:
Revenues................................  $47,048  $44,063   $42,851    $   4,037  $71,755  $95,785  $88,678  $101,675
Cost of sales (1).......................   38,713   34,241    34,772        3,949   58,468   71,662   66,846    75,625
Gross profit............................    8,335    9,822     8,079           88   13,287   24,123   21,832    26,050
Selling, general, and administrative
  expenses (2)..........................    1,676    2,768     3,364          951    5,042    7,408    5,315    13,066
Income (loss) from operations...........    6,659    7,054     4,715         (863)   8,245   16,715   16,517    12,984
Interest expense........................    2,813    3,189     2,797          920    5,344    5,880    4,480     5,203
Other expense, net......................    --          37        44            1      394      677      677       165
Income (loss) before income taxes.......    3,846    3,828     1,874       (1,784)   2,507   10,158   11,360     7,616
Net income (loss).......................    6,618    3,503     1,874       (1,784)   1,924    6,170    6,896     4,738

Redeemable preferred stock dividends....    --       --        --          --       (1,290)  (1,314)    (679)     (636)
Redemption of Junior Preferred Stock....    --       --        --          --        --        (405)    (405)    --
                                          -------  -------  ---------   ---------  -------  -------  -------  --------
Income (loss) available to common
  stockholders..........................    6,618    3,503     1,874       (1,784)     634    4,451    5,812     4,102
                                          -------  -------  ---------   ---------  -------  -------  -------  --------
Earnings (loss) per common share (3):
  Basic.................................                                $    (.26) $   .09  $   .65  $   .85  $    .60
                                                                        ---------  -------  -------  -------  --------
                                                                        ---------  -------  -------  -------  --------
  Diluted...............................                                $    (.26) $   .09  $   .65  $   .83  $    .57
                                                                        ---------  -------  -------  -------  --------
                                                                        ---------  -------  -------  -------  --------
Weighted average shares outstanding (3):
  Basic.................................                                    6,856    6,856    6,860    6,859     6,862
                                                                        ---------  -------  -------  -------  --------
                                                                        ---------  -------  -------  -------  --------
  Diluted...............................                                    6,856    6,856    6,860    7,080     7,319
                                                                        ---------  -------  -------  -------  --------
                                                                        ---------  -------  -------  -------  --------
OTHER FINANCIAL DATA:
  Depreciation and amortization.........  $ 1,946  $ 2,279   $ 1,926    $     755  $ 3,319  $ 4,207  $ 3,525  $  3,768
  Capital expenditures..................    1,007    3,639     3,222        8,967    3,536    4,778    2,676     5,524

OTHER DATA:
  Tons of grapes crushed (4)............  128,022  110,285                119,103  156,722  163,521  163,521   197,841
  Vineyard property (in acres)..........    7,850    7,850                  9,600    9,600    9,600    9,600     9,600

                                           OLD GSV                                          NEW GSV
                                     --------------------  -------------------------------------------------------------------------
                                           JUNE 30,                   JUNE 30,                           MARCH 31, 1998
                                     --------------------  -------------------------------  ----------------------------------------
                                       1993       1994       1995       1996       1997      ACTUAL    PRO FORMA(5)   AS ADJUSTED(6)
                                     ---------  ---------  ---------  ---------  ---------  ---------  -------------  --------------
BALANCE SHEET DATA:
Working capital....................  $   5,755  $  10,011  $   8,735  $   9,335  $   9,386  $   8,245    $   8,245      $   12,836
Total assets.......................     45,741     53,537     80,941     90,435    102,111    124,640      124,640         124,640
Total long-term debt...............     27,119     30,900     44,322     42,973     49,781     48,023       48,023          30,223
Redeemable preferred stock.........     --         --          9,978     10,034      8,813      8,915        8,192          --
Stockholders' equity...............     10,286     13,789     10,037     10,670     12,574     16,676       17,399          47,982

--------------------
(1) In accordance with purchase accounting rules applied to the Company's acquisition of Old GSV, inventory was increased to fair market value. The inventory step-up increased cost of sales for the period April 27, 1995 to June 30, 1995 and the year ended June 30, 1996 by $471 and $1,563, respectively.
(2) Management incentives relating to stock appreciation rights and bonuses increased selling, general and administrative expenses by $33, $930, $2,141, $1,567 and $8,800 for the period April 27, 1995 to June 30, 1995, the years ended June 30, 1996 and 1997, and the nine months ended March 31, 1997 and 1998, respectively.
(3) See Note 2 of the Notes to Consolidated Financial Statements for an explanation of the basic and diluted earnings per share computations.
(4) It is industry custom to convert one ton of wine grapes to 170 gallons of wine, and to convert gallons of wine to cases of twelve 750ml bottles at the rate of 2.3775 gallons per case. All grapes crushed in the twelve month period ended June 30, 1995 are shown under New GSV.
(5) Stockholders' equity increased, and redeemable preferred stock decreased, by the $723 carrying value of 178,105 shares of Junior Preferred Stock to be converted into 130,343 shares of Class B Common Stock pursuant to the certificate of designations governing the Junior Preferred Stock, assuming that such conversion occurred on March 31, 1998.
(6) Assumes that the issuance and sale of the 2,150,000 shares of Class B Common Stock offered by the Company hereby at an initial public offering price of $17.00 per share and the application of the estimated net proceeds therefrom, including a $1,800 decrease to stockholders' equity resulting from the redemption of Senior Preferred Stock, occurred on March 31, 1998.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH "SELECTED CONSOLIDATED FINANCIAL DATA" AND THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, EACH OF WHICH IS INCLUDED ELSEWHERE IN THIS PROSPECTUS. FOR COMPARATIVE PURPOSES ONLY, DATA FOR THE PERIODS JULY 1, 1994 TO APRIL 26, 1995 AND APRIL 27, 1995 TO JUNE 30, 1995 HAVE BEEN COMBINED AND REFLECTED BELOW IN ALL REFERENCES TO THE COMPANY'S 1995 FISCAL YEAR.

OVERVIEW

    The Company's operations can be distinguished among the following: bulk wine and related services, grape sales, case goods and related services and brandy. Bulk wine and related services includes the production and sale of bulk wine, the provision of custom crushing services, the storage of bulk wine in tanks and barrels and the delivery of bulk wine barreling services, such as racking and topping. Grape sales consist of the sale of grapes grown at the Company's vineyards as well as grapes purchased by the Company from third party growers. Case goods and related services includes the production of proprietary and private label bottled wine and wine-based beverages and the provision of custom bottling and storage services. The Company's brandy business includes the production of brandy and grape spirits and the provision of brandy barrel storage and related barreling services. See "Business--Company Operations".

    In connection with the Golden State Vintners Purchase, as defined, Golden State Vintners entered into a five-year Employment Agreement (the "Old Agreement") with Jeffrey B. O'Neill, the Company's President and Chief Executive Officer. Terms of the Old Agreement provided for, among other things, the granting to Mr. O'Neill of 504,347 and 145,000 stock appreciation rights (the "O'Neill SARs") at exercise prices of $1.72 and $0.003 per right, respectively. Additionally, the Old Agreement provided for a performance-based bonus calculated as a percentage of operating income, as set forth therein (the "O'Neill Bonus"). An additional 145,000 stock appreciation rights were issued to Brian R. Thompson, GSV's Chief Financial Officer, in connection with his employment in November 1995 at an exercise price of $2.59 per right (the "Thompson SARs"). The O'Neill SARs, the Thompson SARs and the O'Neill Bonus are sometimes collectively referred to as the "Management Incentives".

    In the fiscal year ended June 30, 1997, Management Incentives of $2.1 million were included in the selling, general and administrative expenses reported for such periods. For the nine months ended March 31, 1997 and 1998, such Management Incentives accounted for $1.6 million and $8.8 million, respectively, of selling, general and administrative expenses. With respect to the nine months ended March 31, 1998, $1.5 million of such $8.8 million of Management Incentives arose as a result of the acceleration of certain estimated bonus amounts due under the Old Agreement. As of December 31, 1997, (a) the Old Agreement was terminated, eliminating the O'Neill Bonus, and (b) each of the O'Neill SARs and the Thompson SARs were replaced with a combination of compensation paid partly in cash and partly with promissory notes and fully vested non-qualified stock options having an exercise price of $12.07 per share (the "Replacement Incentives"). Such Replacement Incentives will not have a material impact on the Company's net income in future periods, but, as a result of the fully vested nature of the options granted to Messrs. O'Neill and Thompson, will impact GSV's future earnings per share. None of the Replacement Incentives contains a formula based bonus. Additionally, the Company does not anticipate that bonuses paid to Mr. O'Neill will be material under the terms of his current employment agreement.

    In connection with the Replacement Incentives, effective January 1, 1998,
(1) the Company made cash payments of $4.7 million and $0.7 million to Messrs. O'Neill and Thompson, respectively (the "Executive Cash Payments"), and (2) the Company issued promissory notes in the amount of $4.7 million and $0.7 million to Messrs. O'Neill and Thompson, respectively (the "Executive Promissory Notes").

Messrs. O'Neill and Thompson used their respective Executive Cash Payments to exercise stock options and to pay certain income taxes due. See "Certain Relationships and Related Transactions" and Note 15 of Notes to Consolidated Financial Statements.

    The table below sets forth summary statement of operations data for the three fiscal years ended June 30, 1997 and for the nine months ended March 31, 1997 and 1998:

                      SUMMARY STATEMENT OF OPERATIONS DATA
                                 (IN THOUSANDS)

                                                                                                          AS REPORTED
                                                                                     1995       -------------------------------
                                                             AS REPORTED           COMBINED
                                                       ------------------------  PRO FORMA(1)                           NINE
                                                         JULY 1,     APRIL 27,   -------------                         MONTHS
                                                          1994         1995          YEAR       YEAR ENDED JUNE 30,     ENDED
                                                           TO           TO           ENDED                            MARCH 31,
                                                        APRIL 26,    JUNE 30,      JUNE 30,     --------------------  ---------
                                                          1995         1995          1995         1996       1997       1997
                                                       -----------  -----------  -------------  ---------  ---------  ---------
Revenues.............................................   $  42,851    $   4,037     $  46,888    $  71,755  $  95,785  $  88,678
Cost of sales........................................      34,772        3,949        38,721       58,468     71,662     66,846
                                                       -----------  -----------  -------------  ---------  ---------  ---------
Gross profit.........................................       8,079           88         8,167       13,287     24,123     21,832
Selling, general and administrative expenses.........       3,364          951         4,314        5,042      7,408      5,315
                                                       -----------  -----------  -------------  ---------  ---------  ---------
Income (loss) from operations........................       4,715         (863)        3,853        8,245     16,715     16,517
Interest expense.....................................       2,797          920         3,716        5,344      5,880      4,480
Other expense, net...................................          44            1            47          394        677        677
                                                       -----------  -----------  -------------  ---------  ---------  ---------
Income before income taxes...........................       1,874       (1,784)           90        2,507     10,158     11,360
Income taxes.........................................      --           --            --              583      3,988      4,464
                                                       -----------  -----------  -------------  ---------  ---------  ---------
Net income...........................................   $   1,874    $  (1,784)    $      90    $   1,924  $   6,170      6,896
                                                       -----------  -----------  -------------  ---------  ---------  ---------
                                                       -----------  -----------  -------------  ---------  ---------  ---------

                                                         1998
                                                       ---------
Revenues.............................................  $ 101,675
Cost of sales........................................     75,625
                                                       ---------
Gross profit.........................................     26,050
Selling, general and administrative expenses.........     13,066
                                                       ---------
Income (loss) from operations........................     12,984
Interest expense.....................................      5,203
Other expense, net...................................        165
                                                       ---------
Income before income taxes...........................      7,616
Income taxes.........................................      2,878
                                                       ---------
Net income...........................................      4,738
                                                       ---------
                                                       ---------

------------------

(1) Represents the summation of the "As Reported" amounts for the periods ended April 26, 1995 and June 30, 1995.

    The following table reflects summary statement of operations data shown above, expressed as a percentage of revenues:

                             PERCENTAGE OF REVENUES

                                                                                                             AS REPORTED
                                                                                        1995       -------------------------------
                                                                AS REPORTED           COMBINED
                                                          ------------------------  PRO FORMA(1)                           NINE
                                                            JULY 1,     APRIL 27,   -------------                         MONTHS
                                                             1994         1995          YEAR       YEAR ENDED JUNE 30,     ENDED
                                                              TO           TO           ENDED                            MARCH 31,
                                                           APRIL 26,    JUNE 30,      JUNE 30,     --------------------  ---------
                                                             1995         1995          1995         1996       1997       1997
                                                          -----------  -----------  -------------  ---------  ---------  ---------
Revenues................................................       100.0%       100.0%        100.0%       100.0%     100.0%     100.0%
Cost of sales...........................................        81.1         97.8          82.6         81.5       74.8       75.4
                                                          -----------  -----------  -------------  ---------  ---------  ---------
Gross profit............................................        18.9          2.2          17.4         18.5       25.2       24.6
Selling, general and administrative expenses............         7.9         23.6           9.2          7.0        7.7        6.0
                                                          -----------  -----------  -------------  ---------  ---------  ---------
Income (loss) from operations...........................        11.0        (21.4)          8.2         11.5       17.5       18.6
Interest expense........................................         6.5         22.8           7.9          7.4        6.2        5.0
Other expense, net......................................         0.1       --               0.1          0.6        0.8        0.8
                                                          -----------  -----------  -------------  ---------  ---------  ---------
Income before income taxes..............................         4.4        (44.2)          0.2          3.5       10.6       12.8
Income taxes (benefit)..................................      --           --            --              0.8        4.2        5.0
                                                          -----------  -----------  -------------  ---------  ---------  ---------
Net income..............................................         4.4        (44.2)          0.2          2.7        6.4        7.8
                                                          -----------  -----------  -------------  ---------  ---------  ---------
                                                          -----------  -----------  -------------  ---------  ---------  ---------

                                                            1998
                                                          ---------
Revenues................................................      100.0%
Cost of sales...........................................       74.4
                                                          ---------
Gross profit............................................       25.6
Selling, general and administrative expenses............       12.8
                                                          ---------
Income (loss) from operations...........................       12.8
Interest expense........................................        5.1
Other expense, net......................................        0.2
                                                          ---------
Income before income taxes..............................        7.5
Income taxes (benefit)..................................        2.8
                                                          ---------
Net income..............................................        4.7
                                                          ---------
                                                          ---------

------------------

(1) Represents the summation of the "As Reported" amounts for the periods ended April 26, 1995 and June 30, 1995.

SEASONALITY AND QUARTERLY RESULTS

    The Company has experienced and expects to continue to experience seasonal and quarterly fluctuations in its revenues. Because of the inherent seasonality of its operations, the Company has reported its highest revenues and net income in its first and second fiscal quarters, as the Company sells most of its grapes in the first quarter, immediately after harvest, sells most of its bulk wine in the second quarter, immediately after crush, and performs many of its wine processing services in the first and second quarters. As a result, the Company typically reports lower revenues and net income (loss) in the third and fourth fiscal quarters.

    The following table illustrates the seasonality of the Company's revenues and net income (loss) for each of the four fiscal quarters of the Company's 1997 fiscal year:

                    QUARTERLY REVENUES AND NET INCOME (LOSS)

                                                                         FISCAL 1997 QUARTER ENDED
                                                                 ------------------------------------------
                                                                 SEPT. 30    DEC. 31    MAR. 31    JUNE 30
                                                                 ---------  ---------  ---------  ---------
                                                                           (DOLLARS IN THOUSANDS)
Revenues.......................................................  $  42,211  $  33,862  $  12,605  $   7,107
Percent of revenues for the year ended
  June 30, 1997................................................       44.1%      35.3%      13.2%       7.4%
Net income (loss)..............................................  $   5,072  $   1,999  $    (175) $    (726)
Percentage of net income (loss)................................       82.2%      32.4%      (2.8)%     (11.8)%

RESULTS OF OPERATIONS

    The following table illustrates the Company's revenues by source for the periods indicated:

                               REVENUES BY SOURCE
                                 (IN THOUSANDS)

                                                          YEAR ENDED
                                                           JUNE 30,                  NINE MONTHS ENDED
                                             ------------------------------------        MARCH 31,
                                              COMBINED PRO                         ----------------------
                                               FORMA 1995      1996       1997       1997        1998
                                             --------------  ---------  ---------  ---------  -----------
Revenues:
  Bulk wine and related services...........    $   26,082    $  33,816  $  50,228  $  47,401  $    53,815
  Grape sales..............................        12,875       15,183     18,585     18,585       22,817
  Case goods and related services..........         6,288       11,335     15,829     11,809       15,081
  Brandy...................................         1,643       11,421     11,143     10,883        9,962
                                             --------------  ---------  ---------  ---------  -----------
    Total revenues.........................    $   46,888    $  71,755  $  95,785  $  88,678  $   101,675
                                             --------------  ---------  ---------  ---------  -----------
                                             --------------  ---------  ---------  ---------  -----------

    The following table illustrates the Company's revenues by source for the periods indicated, expressed as a percentage of revenues:

                        PERCENTAGE OF REVENUES BY SOURCE

                                                                       YEAR ENDED
                                                                        JUNE 30,                  NINE MONTHS ENDED
                                                          -------------------------------------       MARCH 31,
                                                           COMBINED PRO                          --------------------
                                                            FORMA 1995       1996       1997       1997       1998
                                                          ---------------  ---------  ---------  ---------  ---------
Revenues:
  Bulk wine and related services........................          55.6%         47.1%      52.5%      53.5%      53.0%
  Grape sales...........................................          27.5          21.2       19.4       20.9       22.4
  Case goods and related services.......................          13.4          15.8       16.5       13.3       14.8
  Brandy................................................           3.5          15.9       11.6       12.3        9.8
                                                                 -----     ---------  ---------  ---------  ---------
    Total revenues......................................           100%          100%       100%       100%       100%
                                                                 -----     ---------  ---------  ---------  ---------
                                                                 -----     ---------  ---------  ---------  ---------

NINE MONTHS ENDED MARCH 31, 1998 AND MARCH 31, 1997

REVENUES

    Revenues for the first nine months of fiscal 1998 were $101.7 million, an increase of $13.0 million or 14.7%, as compared to revenues of $88.7 million in the first nine months of fiscal 1997. As a result of the restructuring of the Company's grape supply relationship with Gallo, grape sales revenues will decline significantly in the Company's 1999 fiscal year, though management believes that such decline in grape sales revenues will be at least partially offset by increased bulk wine sales.

    BULK WINE AND RELATED SERVICES. For the first nine months of the Company's 1998 fiscal year, revenues from bulk wine and related services were $53.8 million, an increase of $6.4 million or 13.5%, as compared to revenues of $47.4 million in the first nine months of fiscal 1997. This increase in revenues is primarily due to higher customer demands for contracted bulk wines and the initiation of bulk wine production and processing and storage service operations at the Company's Monterey facility, along with increases in wine processing revenues from the Company's Fresno facility and barrel fermentation and storage fees at the Company's recently purchased Napa warehouse.

    GRAPE SALES. In the first nine months of fiscal 1998, revenues from grape sales were $22.8 million, an increase of $4.2 million or 22.7%, as compared to revenues of $18.6 million in the first nine months of fiscal 1997. The increase in revenues for grape sales is primarily due to the significant increase in grapes harvested at the Company's vineyards, which exceeded historical averages by more than 20%. Due to the reallocation of a significant portion of GSV's wine grapes to the internal production of bulk wine, the Company expects revenues from grape sales to decline significantly in fiscal 1999.

    CASE GOODS AND RELATED SERVICES. For the first nine months of fiscal 1998, revenues from case goods and related services were $15.1 million, an increase of $3.3 million or 28.0%, as compared to revenues of $11.8 million the first nine months of fiscal 1997. This increase in case goods and related services revenues is evidence of the Company's strategy to generate significant case goods sales and reflects an increase in the sale of private label case goods and an expansion in GSV's proprietary labels (which tend to have higher margins) in the popular premium and superpremium segments of the premium wine market.

    BRANDY. For the first nine months of fiscal 1998, revenues from the sale of brandy and grape spirits were $10.0 million, a decline of $0.9 million or 8.3%, as compared to $10.9 million in revenues from the previous period. This decline primarily resulted from the reduction in the contracted demand for brandy from period to period.

COST OF SALES

    Cost of sales includes all direct and indirect costs to produce the Company's marketed products. Bulk wine, case goods and brandy cost of sales generally include wine grape costs, direct and indirect plant production costs and certain allocated overhead items such as depreciation and insurance. Vineyard costs include farming expenses and direct and allocated indirect costs. For the first nine months of fiscal 1998, total cost of sales was $75.6 million, an increase of $8.8 million or 13.2%, from $66.8 million in the first six months of fiscal 1997. As a percentage of revenues, for the first nine months of fiscal 1998, cost of sales was 74.4%, a decrease from 75.4% for the first nine months of fiscal 1997. Factors contributing to this dollar increase in cost of sales included an increase in the overall level of Company operations, the impact of the cost of certain premium varietal grapes used in the production of bulk wine, start-up costs related to the initiation of operations at the Company's Monterey facility and the expansion of the Company's case goods sales. In addition, cost of sales was impacted by amounts reserved by the Company in connection with disputes with two customers concerning the quality of wine products delivered by the Company. The increase in cost of sales was partially offset by a reduction in farming costs per acre, which was largely due to the optimal wine grape growing and harvesting conditions during calendar 1997.

GROSS PROFIT

    Gross profit generally represents revenues less cost of sales. In the first nine months of fiscal 1998, the Company realized gross profit of $26.1 million, an increase of $4.3 million or 19.7%, as compared to gross profit of $21.8 million for the first nine months of fiscal 1997. As a percentage of revenues, in the first nine months of fiscal 1998 gross margin improved to 25.6%, from 24.6% in the first nine months of fiscal 1997. The primary factors contributing to the improvement in gross profit and gross margin were an increase in yields at the Company's vineyards, and a decrease with respect to certain grape prices. Margin growth was adversely affected by declining market prices for certain premium varietal wine that were not entirely offset by lower grape prices, a number of operational start up costs associated with the initiation of wine processing services at the Monterey facility and a reserve for product quality claims.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    Selling, general and administrative expenses include general administrative items, corporate overhead and expenses relating to the Management Incentives. For the first nine-months of fiscal 1998, selling, general and administrative expenses were $13.1 million, an increase of $7.8 million or 147.2%, from $5.3 million for the first nine months of fiscal 1997.

INTEREST EXPENSE

    For the first nine months of fiscal 1998, interest expense was $5.2 million, an increase of $0.7 million or 15.6%, as compared to interest expense of $4.5 million in the first nine months of fiscal 1997. Interest expense increased primarily due to an increase in long term borrowings used to acquire the Company's Monterey facility and its Napa warehouse, and, to a lesser extent, by an increase in inventory and working capital borrowings consistent with the Company's increased level of revenues.

NET INCOME

    For the first nine months of fiscal 1998 net income was $4.7 million, a decrease of $2.2 million or 31.9%, as compared to net income of $6.9 million for the first nine months of fiscal 1997. As a percentage of revenues, for the first nine months of fiscal 1998, net income was 4.7%, as compared to 7.8% for the first nine months of fiscal 1997. This decrease in net income is attributable to a substantial increase in selling, general and administrative expenses, which increase was partially offset by the growth of profit in the Company's bulk wine and related services, grape sales and case goods and related services businesses.

EARNINGS PER SHARE

    For the first nine months of fiscal 1998, earnings per share were $.60, a decline of $.25 or 27%, as compared to earnings per share of $.85 for the first nine months of fiscal 1997. Net earnings available to common shareholders for the first nine months of fiscal 1998 was impacted by the decrease in net income described above and by dividends paid on shares of Senior Preferred Stock during such period. For each of the nine month periods ended March 31, 1997 and 1998 such dividends equalled $0.6 million.

    In connection with the redemption of Senior Preferred Stock with proceeds from this offering, the excess of the redemption value of $10.0 million over the carrying amount of $8.2 million will be treated similarly to a dividend and will be a deduction from net earnings in the computation of net earnings available to common shareholders for use in earnings per share calculations for periods including such redemption.

THREE FISCAL YEARS ENDED JUNE 30, 1997

REVENUES

    For the Company's 1997 fiscal year, revenues were $95.8 million, an increase of $24.0 million or 33.5%, as compared to revenues of $71.8 million in the 1996 fiscal year, which increased by $24.9 million or 53%, over revenues of $46.9 million in fiscal 1995.

    BULK WINE AND RELATED SERVICES. For the Company's 1997 fiscal year, revenues from bulk wine and related services were $50.2 million, an increase of $16.4 million or 48.5%, as compared to revenues of $33.8 million in fiscal 1996. Revenues from bulk wine and related services in fiscal 1996 increased by $7.7 million or 29.7%, from revenues of $26.1 million in fiscal 1995. These increases in bulk wine and related services revenues are primarily due to a significant increase in the demand for bulk wine which resulted from the execution of bulk wine supply contracts with a number of customers, and the increase in wine processing and storage fees, which resulted from an increase in custom crushing contracts executed by the Company.

    GRAPE SALES. In fiscal 1997, grape sales revenues were $18.6 million, an increase of $3.4 million or 22.4%, over revenues of $15.2 million in fiscal 1996. Grape sales revenues in fiscal 1996 increased by $2.3 million or 17.9%, from revenues of $12.9 million in fiscal 1995. These increases in grape sales revenues are primarily due to an increase in the average sales price per ton of grapes sold and, in fiscal 1997, an increase in grapes harvested at the Company's vineyards and the maturation of certain grafted acreage.

    CASE GOODS AND RELATED SERVICES. For fiscal 1997, revenues from case goods and related services were $15.8 million, an increase of $4.5 million or 39.6%, over case goods and related services revenues of $11.3 million in fiscal 1996. Case goods and related services revenues in fiscal 1996 increased $5.0 million or 80.3%, from revenues of $6.3 million in fiscal 1995. These increases in case goods and related services revenues are evidence of the Company's strategy to generate additional case goods sales and reflects a significant increase in the sale of private label case goods and an expansion in GSV's proprietary labels in the popular premium and superpremium segments of the wine market.

    BRANDY. For fiscal 1997, revenues from the sale of brandy were $11.1 million, a decrease of $0.3 million or 2.4%, from revenues of $11.4 million in fiscal 1996, primarily as a result of a decrease in contracted brandy sales. In the last quarter of fiscal 1995, the Company acquired its Reedley facility from

Heublein and entered into a long term brandy processing and production contract with Heublein. Prior to such acquisition, brandy sales constituted approximately 3.5% of the Company's fiscal 1995 revenues.

COST OF SALES

    Total cost of sales in fiscal 1997 were $71.7 million, an increase of $13.2 million or 22.6%, over cost of sales of $58.5 million in fiscal 1996. Total cost of sales in fiscal 1996 increased by $19.8 million or 51.0%, from $38.7 million in fiscal 1995. As a percentage of revenues, in fiscal 1997, cost of sales was 74.8%, as compared to 81.5% in fiscal 1996 and 82.6% in fiscal 1995. From 1996 to 1997, cost of sales grew primarily due to the growth in the Company's revenues, principally in bulk wine sales. From 1995 to 1996, cost of sales also grew due to increased revenues, primarily arising from the Company's newly acquired Reedley brandy processing facility, and due to the step-up of inventory acquired in the Golden State Vintners Purchase.

GROSS PROFIT

    In fiscal 1997, the Company realized gross profit of $24.1 million, an increase of $10.8 million or 81.6%, over gross profit of $13.3 million in fiscal 1996, which saw an increase in gross profit of $5.1 million or 62.7%, over gross profit of $8.2 million in fiscal 1995. As a percentage of revenues, in 1997 gross margin improved to 25.2%, as compared to 18.5% in fiscal 1996 and 17.4% in fiscal 1995. Gross profit and margin increased from 1996 to 1997 primarily due to the growth in bulk wine sales, as both bulk wine prices and volumes increased year-to-year. The increase in gross profit from 1995 to 1996 resulted primarily from a higher volume of grape sales and from brandy sales that resulted from the acquisition of the Company's Reedley facility.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    In fiscal 1997, selling, general and administrative expenses were $7.4 million, an increase of $2.4 million or 46.9%, over selling, general and administrative expenses of $5.0 million in fiscal 1996, which increased by $0.7 million or 16.9% over $4.3 million in fiscal 1995. As a percentage of revenues, in fiscal 1997, selling, general and administrative expenses were 7.7%, as compared to 7.0% in fiscal 1996 and 9.2% in fiscal 1995.

INTEREST EXPENSE

    In fiscal 1997 interest expense was $5.9 million, an increase of $0.6 million or 10.0%, as compared to an interest expense of $5.3 million in fiscal 1996, which saw an interest expense increase of $1.6 million or 43.8% over interest expense of $3.7 million in fiscal 1995. The growth in interest expense from fiscal 1995 to fiscal 1996 primarily reflects the expense of increased borrowings made in connection with the Golden State Vintners Purchase.

NET INCOME

    In fiscal 1997, net income was $6.2 million, an increase of $4.3 million or 221.0%, from net income of $1.9 million in fiscal 1996. In fiscal 1996, net income was $1.9 million, an increase of $1.8 million over net income of $0.1 million in fiscal 1995. As a percentage of revenues, in fiscal 1997 net income was 6.4%, as compared to 2.7% in fiscal 1996.

EARNINGS PER SHARE

    In fiscal 1997, earnings per share were $.65, an increase of $.56 or 622.2%, over earnings per share of $.09 in fiscal 1996. Net earnings available to common shareholders for fiscal 1997 was impacted by the increase in net income described above, which increase was partially offset by dividends paid on shares of Senior Preferred Stock during such period. For each of fiscal 1996 and fiscal 1997, such dividends equalled $1.3 million.

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital position at March 31, 1998 was $8.2 million, as compared to $10.3 million at March 31, 1997. The decrease in working capital is primarily due to the increase in current liabilities reflecting the recognition of $8.8 million of expenses related to Management Incentives. The Company maintains a revolving line of credit for working capital purposes which is secured by inventory, accounts receivable, the current year's wine grape crop and other collateral. Collateral balances are adequate for the Company's working capital line of credit. Borrowings under the line typically peak in November, during the Company's second fiscal quarter. Revolving line of credit balances were $10.5 million and $18.3 million at March 31, 1997 and 1998, respectively. Unused availability under the line of credit was $4.2 million at March 31, 1998.

    Operating cash flow for the nine months ended March 31, 1998 was $5.2 million, as compared to cash flow from operations of $7.4 million for the nine months ended March 31, 1997. The decrease in operating cash flow for the nine months ended March 31, 1998 is primarily due to an increase in accrued deferred compensation expense relating to Management Incentives and an increase in accounts receivable balances reflective of the Company's revenue growth. The Company anticipates a substantial increase in operating cash flow during the fourth quarter of fiscal year 1998 over the fourth quarter of fiscal 1997, as outstanding receivables from the previous quarter are collected.

    Management expects that GSV's working capital requirements will grow as the business expands and that peak borrowing needs will continue to occur in the second quarter of the Company's fiscal year. Adequate levels of collateral are expected to cover any increase in line of credit borrowings needed with respect to increasing working capital requirements. Management believes that cash from operations, the net proceeds of this offering and funds available under the Company's lines of credit will be sufficient to fund operations during the Company's 1999 fiscal year.

    The Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its existing winemaking facilities over the next two years. The Company intends to finance these expenditures through cash generated from this offering, cash generated from operations and various other financing sources. On or before November 30, 1998, the Company is obligated to pay to Messrs. O'Neill and Thompson an aggregate of $5.4 million, plus interest, pursuant to the Executive Promissory Notes. The Company intends to satisfy these obligations from cash generated from operations and a portion of the proceeds from this offering. See Note 9 of Notes to Consolidated Financial Statements.

    The Company currently has reserved amounts that it deems appropriate in connection with disputes with two customers concerning the quality of wine products delivered by the Company. The Company believes such reserves are adequate in the context of such disputes, though there can be no assurances in that regard. See "Business--Legal Proceedings".

YEAR 2000 COMPLIANCE

    The Company has addressed potential Year 2000 difficulties by initiating a comprehensive evaluation, redesign and upgrade of its information, technology, manufacturing, accounting and facilities computer software. Many of the Company's systems include new hardware and packaged software recently purchased from large vendors who have represented that these systems are Year 2000 compliant. The Company is in the process of obtaining assurances from vendors that timely updates will be made available to ensure additional purchased software is Year 2000 compliant. Additionally, GSV has utilized both internal and external resources to reprogram, replace and test all of its software for Year 2000 compliance. The estimated cost for this project was approximately $250,000.

                                    BUSINESS

INTRODUCTION

    GSV is one of the largest suppliers of premium bulk wines, wine processing and storage services, wine grapes and case goods in the United States. Management believes that the Company is a contract supplier of choice for many of the leading branded wineries in California because of its reputation for quality and service, extensive vineyard holdings, strategically located facilities and ability to tailor a full range of products and services to meet the particular needs of its customers. The Company believes that its strong customer relationships, low-cost operations and ability to successfully integrate vineyard and facility acquisitions have enabled GSV to capitalize on recent wine industry trends, including the growth of the premium wine market and the trend by many of the leading branded wineries to outsource wine production. Over the last five years, GSV has increased its revenues at a compounded annual rate of 19% from $47.0 million in fiscal 1993 to $95.8 million in fiscal 1997.

    The Company provides a broad range of high quality winemaking and processing services, barrel fermentation and bottling and storage services to many of the largest branded wineries in California and to a number of international wineries. The Company supplies premium bulk wine pursuant to long-term supply agreements with Sutter Home, Canandaigua, Sebastiani, Heublein, Vincor and other wineries. The Company also delivers contract wine processing, barrel fermentation and storage services under contracts with, among others, The Wine Group, Mondavi and Beringer. The Company also sells wine grapes, primarily to Gallo.

    GSV produces private label case goods for a number of clients, such as ADM, Boisset and Trader Joe's. The Company is the largest exporter of bulk wine from California, according to Fredrikson, and, in fiscal 1997, the Company derived approximately 12% of its revenues from the sale of bulk wine and case goods outside of the United States. The Company also supplies brandy (a distilled derivative of wine) to Heublein pursuant to a long-term agreement and is the second largest brandy producer in the United States.

    The combination of GSV's extensive vineyard holdings and five strategically located facilities has enabled the Company to become what management believes is one of California's low-cost producers of premium bulk wine. The Company's 9,600 acres of vineyard properties in California's San Joaquin Valley allow the Company to source high quality wine grapes at a competitive cost. The Company's wine processing facilities are generally modern, efficient and automated, and allow for large scale, low-cost production of premium bulk wine and case goods and the delivery of a full line of winemaking, processing and storage services. Over the last four years, the Company has greatly expanded its presence in the California wine industry by acquiring vineyards and wine and brandy processing facilities and quickly integrating these assets into GSV's winemaking operations.

    Management believes that the growth in the Company's sales is attributable in part to the growth of the premium wine market. Over the past 10 years, there has been a shift in consumer preferences in the United States from generic or "jug" wines to high quality, branded premium varietal wines sold primarily in 750ml bottles. Since 1987, sales of premium California table wines have increased at a 15% compounded annual rate, from approximately $932 million in 1987 to approximately $3.8 billion in 1997, according to Fredrikson. In 1997, premium table wines accounted for 78% of the $4.8 billion California table wine market (expressed in winery sales revenues), compared to 52% of the $1.8 billion California table wine market in 1987. The Company believes that this major shift in consumer preferences has occurred due to (1) the maturing "baby-boomer" generation entering its prime wine consumption period; (2) a growing consumer interest in premium wines in general; (3) a growing interest in and sophistication about food that lends itself to expanded consumption of premium wines; and (4) the improving quality and reputation of California premium wines.

    Management believes that the Company's recent financial performance has also benefited from the increasing trend by a number of California's leading branded wineries to outsource various steps in the winemaking process. With the growth in demand for premium wines, these wineries have focused on the marketing of their brands and have invested significant financial resources in building brand awareness and loyalty through marketing and distribution. Additionally, the growing demand for premium wine has strained the winemaking capacity of a number of leading branded wineries. These wineries have demonstrated a strategic preference towards focusing their resources on brand building as opposed to facility expansion. Management believes that these and other factors in the wine industry have resulted in an increasing need for California's large, branded wineries to outsource the production of premium wine. As a quality-oriented, low-cost provider of contract winemaking and processing services, management believes that the Company is well positioned to continue to capitalize on these wine industry trends.

BUSINESS STRENGTHS

    GSV's key business strengths include:

    LOW-COST PROVIDER. To position the Company advantageously among its bulk wine processing competitors, GSV seeks to be the low-cost provider of bulk wine and contract winemaking and processing services. The economies of scale of the Company's large, efficient vineyards and facilities and GSV's expertise in managing its winemaking facilities translate into low production costs, which allow the Company to price its winemaking products and services flexibly and competitively. As a result, the Company believes that it can provide high quality premium bulk wine, wine processing and storage services and case goods to its customers at prices that may be lower than the marginal production costs of these products and services to such customers.

    FOCUS ON QUALITY. The Company has a consistent record of producing high quality wine products. For example, three of the top 13 "Best-Value" Chardonnays (under $10 per 750ml bottle), as ranked in 1997 by WINE SPECTATOR magazine, were made exclusively from the Company's wine. The Company applies rigorous attention to quality in all aspects of its grape growing, winemaking and storage processes. The Company works closely with each customer (who often has its winemaker on site at the Company's winemaking facilities) to ensure that finished wines meet applicable quality standards.

    FULL RANGE OF PRODUCTS AND SERVICES. The Company offers customers an array of wine products in most of the California appellations and provides a full complement of wine-related services, from grape growing to the shipment of case goods. Consequently, the Company's customers can use GSV's products and services in any step of the winemaking process, while focusing the use of their resources to leverage their particular strengths.

    LARGE, COST EFFECTIVE VINEYARDS. The Company is one of the largest vineyard owners in California in terms of total acreage. GSV's 9,600 acres of vineyard properties are large and highly productive, which results in lower grape production costs. For example, in 1997 the average cost of grape production at the Company's vineyards was well below the 1997 market price for such grapes. The Company's ownership of extensive vineyards also allows GSV to control the varieties of grapes it grows, enabling the Company to tailor its product offerings to the changing needs of its branded winery customers and to focus its grape production on the grape varieties that GSV believes will be most profitable.

    STRATEGICALLY LOCATED FACILITIES. The location of the Company's five wineries in or adjacent to most of California's primary wine growing regions allows the Company to offer its customers winemaking, processing and storage services at several conveniently located facilities. In addition, the size of the Company's facilities enables GSV to aggregate the winemaking needs of several customers, producing wine at a lower marginal cost than each customer could at their own facilities while reliably delivering large quantities of quality wine. Management periodically upgrades GSV's facilities with many of the latest technological advances in winemaking, allowing the Company to maintain high quality and efficiency in its operations.

    STRONG CUSTOMER RELATIONSHIPS. The Company has developed relationships with many of the largest branded wineries in California as well as with a number of international branded wineries. The Company has used long-term contracts to create and maintain business relationships with such customers as Gallo, Heublein, Sutter Home, Canandaigua, Sebastiani, The Wine Group, Mondavi, Beringer and Vincor. As competition among the major wineries in California intensifies, management believes that a number of these wineries will continue to outsource the production of a major portion of their premium wines. Management believes that the Company's strong relationships with its customers will enable it to capitalize on the continued growth in the premium wine market and the continued trend towards outsourcing in the premium wine industry.

GROWTH STRATEGY

    GSV's strategic objective is to strengthen its position as a leading supplier of premium bulk wine, wine processing and storage services and case goods to the leading branded wineries in California and to a number of international winemakers. In addition to building on its business strengths, the Company's strategy for achieving this goal has the following key elements:

    UPGRADE AND EXPAND WINEMAKING OPERATIONS. The Company recently authorized capital expenditures of up to $20 million, primarily to upgrade, maintain and expand its existing winemaking facilities over the next two years. The Company intends to increase the annual processing capacity at its Fresno facility by approximately 20,000 tons of grapes and to expand Fresno wine cooperage capacity by approximately four million gallons. GSV will also increase its Monterey wine processing facility's annual capacity by approximately 15,000 tons of grapes and increase barrel fermentation capacity by approximately 18,000 barrels. In addition, the Company will continue to evaluate opportunities to make strategic greenfield investments in selected wine regions of California.

    PURSUE STRATEGIC ACQUISITIONS. Over the past four years, GSV has grown through a series of strategic acquisitions and has expanded through the integration of these purchased vineyards and winemaking and processing facilities. The following table sets forth the vineyard and facility assets acquired by the Company since 1994:

      ACQUISITION               DATE               GENERAL DESCRIPTION
-----------------------  -------------------  ------------------------------
Napa Valley Winery       May 1994             Winery and bottling line
Lost Hills Vineyards     May 1995             Premium varietal vineyard
Reedley Facility         May 1995             Brandy production facility
Monterey Winery          December 1996        Wine processing facility
Napa Warehouse           June 1997            Barrel storage warehouse

    The Company continually seeks to build on its successful acquisition track record. The Company's acquisition of vineyards, wineries and facilities has enabled it to expand the range of premium winemaking and processing services that it offers to its branded winery customers. Additionally, the Company has often been able to quickly generate revenue from acquired assets that have been integrated into GSV operations. While the Company has found it increasingly difficult to identify attractive acquisition opportunities, GSV will continue to examine acquisition opportunities that make sense financially and can be integrated efficiently with the Company's existing operations.

    EXPAND INTERNATIONALLY. The Company will seek to strengthen its position as the leading bulk wine exporter from California and will continue to market its winemaking and processing services to leading international wineries. The Company also plans to further leverage its relationships with leading international winemakers to internationally source bulk wine for the Company's customers in North America. Finally, the Company believes there are significant growth opportunities in a variety of international winemaking regions, including Australia, South America and Southern Europe, and that the premium bulk wine processor and contract service provider models that the Company has successfully implemented in California can be applied internationally.

THE WINE INDUSTRY

    California table wines are categorized by price; wines that retail for less than $3.00 per equivalent 750ml bottle are generally considered to be "jug" or "generic" wines and wines that retail for $3.00 or more per equivalent 750ml bottle are generally considered to be "premium" wines. Fredrikson further divides the premium wine category into three major segments consisting of "popular premium" wines, which retail for $3.00 up to $7.00 per equivalent 750ml bottle; "superpremium" wines, which retail for $7.00 up to $14.00 per equivalent 750ml bottle; and "ultrapremium" wines, which retail for $14.00 or more per 750ml bottle. California produces the vast majority of the premium wine made in the United States.

    GROWTH IN PREMIUM WINE INDUSTRY. Over the past ten years there has been a shift in consumer preferences in the U.S. from generic wines to high quality, premium varietal wines sold in 750ml bottles. Since 1987, sales of premium California wines have increased at a 15% compounded annual rate, from approximately $932 million in 1987 to approximately $3.8 billion in 1997, according to Fredrikson. In 1997, premium table wines accounted for 78% of the $4.8 billion California table wine market (expressed in winery sales revenues), compared to 52% of the $1.8 billion California wine market in 1987.

    TREND TOWARDS OUTSOURCING. The wine industry in the U.S. includes thousands of wine labels from hundreds of wineries, the vast majority of which are very small and have limited wine production and finished goods distribution. Despite the many labels, the industry has become increasingly concentrated, and only seven wineries accounted for approximately 76% of total California wine shipments in 1997 by volume. Many of the branded wineries in California do not own sufficient wine grape vineyards to meet their own needs, have only limited production or bottling facilities or are operating their current facilities at or near full capacity.

    As the market for California premium wines has grown, the leading branded California wineries have concentrated on distinguishing their branded wines from those produced by other wineries by focusing their resources on the marketing and distribution of their particular brands rather than investing in winemaking facilities. This allocation of resources away from the expansion of capital intensive winemaking facilities has resulted, among other things, in an increase in the need for the outsourcing of wine production in order to satisfy increasing consumer demand for premium wine. The Company believes that its business strengths have allowed GSV to capitalize on this trend and to become a contract supplier of choice for many of the leading branded wineries in California.

                              FISCAL 1997 REVENUES
                             (dollars in millions)

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

  BULK WINE AND RELATED SERVICES - $50.2      (52%)
Grape Sales - $18.6                             (19%)
Case Goods and Related Services - $15.8         (17%)
Brandy - $11.1                                  (12%)

COMPANY OPERATIONS

    The Company's operations include the following: bulk wine and related services, grape sales, case goods and related services and brandy. Bulk wine and related services includes the production and sale of bulk wine, the provision of custom crushing services, the storage of bulk wine in tanks and barrels and the delivery of bulk wine barreling services, such as racking and topping. The Company's grape sales consist of the sale of grapes grown at the Company's vineyards as well as grapes purchased by the Company from third party growers. Case goods and related services includes the production of proprietary and private label bottled wine and wine-related beverages and the provision of custom bottling and storage services. The Company's brandy business includes the production of brandy and grape spirits and the provision of brandy barrel storage and related barreling services.

BULK WINE AND RELATED SERVICES

    The Company generates a majority of its revenues from the sale of premium bulk wine and the delivery of a broad range of wine processing, barrel fermentation and storage services to its branded winery customers.

    The Company sells premium bulk wine to a number of the largest branded wineries in California, including Sutter Home, Canandaigua, Sebastiani and Heublein, and to a number of international wineries, including Vincor. In response to recent wine industry trends towards an increase in the outsourcing of premium wine production, GSV has increased its production of premium bulk wines significantly, from approximately 11.8 million gallons in fiscal 1995 to approximately 14.0 million gallons in fiscal 1997.

    GSV's branded winery customers blend and mix the Company's high quality bulk wine in the production of their premium varietal wines. For example, wine produced from the French Colombard grape is often included in Chardonnay wine and wine produced from the Ruby Cabernet grape is often used in the production of Cabernet Sauvignon and Merlot. Some of GSV's branded winery customers also buy GSV's high quality bulk wine to sell under their own brands, which allows these customers to focus on the marketing of their brands rather than wine production.

    The Company's standard bulk wine supply contract establishes the variety of wine, source of grapes and vintage and generally calls for the delivery of a set number of gallons of wine or processed grape juice at an agreed upon price per ton of grapes. Industry practice calls for the delivery of 170 gallons of wine per ton of grapes crushed. The Company supplies, crushes and processes the grapes and typically stores the wine for six months or more following production. Winemaking standards are usually agreed to by the parties in advance. GSV generally guarantees the quality of the wine produced. Delivery of bulk wine is usually F.O.B. the particular GSV winery.

    Historically, approximately 10% of the grapes grown at the Company's vineyards have been available for the production of premium bulk wine. The Company has therefore purchased grapes in the marketplace in order to meet the needs of its bulk wine customers. The Company typically buys grapes from numerous growers pursuant to a variety of long-term, evergreen grape purchase contracts and short-term grape purchase contracts entered into prior to grape harvest. Additionally, after analyzing anticipated grape yields and grape prices following a harvest, the Company often elects to purchase needed grape supplies on the spot market. The Company believes it has expertise in matching the grape needs for its bulk wine contracts with available grape supplies and carefully monitors grape quality and prices. As a result of the restructuring of the Company's relationship with Gallo, beginning in the Company's 1999 fiscal year, at least a majority of the Company's grape crop will be available for the production of GSV's premium bulk wine. The Company believes that this use of its grapes will be a more profitable utilization of the Company's resources. Additionally, the availability of the Company's grapes will lessen the Company's exposure to unexpected price variations in the California grape market.

    The Company produces more than half of its bulk wine at its most modern and efficient wine processing facility in Fresno, which has the capacity to handle 100,000 tons of grapes annually (the equivalent of 7.2 million cases), and is used primarily for the production of premium white wine. At the Company's Cutler facility approximately 40,000 tons of red wine grapes (the equivalent of 2.9 million cases) are processed annually for the production of bulk red wine. GSV also processes smaller quantities of premium bulk wine at its St. Helena, Monterey and Reedley facilities. As is customary in the industry, the Company engages the services of wine brokers to place bulk wine, at a pre-determined commission.

    As a full service provider, the Company also delivers an array of contract wine processing, barrel fermentation and storage services under long-term contracts with, among others, Mondavi and Beringer. GSV is flexible with respect to providing these services and customizes its products and services to meet the unique needs of its customers. Wine processing and storage services are available for all steps of the winemaking process, including crushing grapes, wine production, fermentation in oak barrels and storage in stainless steel tanks and oak barrels. Under a typical wine processing and storage contract, a wine processing customer will deliver grapes for crushing, fermentation and storage in separately labeled tanks or barrels. Customers often have a winemaker on site to monitor every step of the winemaking process.

    Historically, the Company conducted most of its wine processing and storage services at its Fresno facility. In December 1996, the Company acquired its Monterey winery, and, following the 1997 summer harvest, initiated wine processing and storage operations at Monterey, running the facility at approximately 50% of its capacity. With GSV's Monterey winery fully operational in fiscal 1999, the Company anticipates that it will deliver a significant portion of its wine processing and storage services from Monterey.

GRAPE SALES

    For the last twelve years the Company has sold most of its grapes to Gallo pursuant to long-term grape purchase contracts. In August 1996, GSV began restructuring its relationship with Gallo, though the Company was still required to deliver approximately 87% and 86%, respectively, of its grapes to Gallo for the contract years 1996 and 1997.

    In May 1995, the Company entered into new long-term grape supply contracts with Gallo covering certain Chardonnay and Zinfandel grapes. The terms of these contracts extend six years to May 2001. These contracts require the Company to deliver grapes meeting specified sugar levels and other quality measurements. Substantially all of the contracts call for payment in full within 30 days of delivery of the crop to Gallo.

    Due to the Company's restructuring of its relationship with Gallo, at least a majority of the Company's grapes from the 1998 harvest will be retained by the Company for internal use in the production of bulk wine. Thus, revenues from grape sales will decline significantly in GSV's 1999 fiscal year. Nevertheless, the Company believes that this use of grapes is a potentially more profitable allocation of the Company's resources.

    Certain of the Company's grape purchase contracts require GSV to purchase the entire grape production of a number of small vineyards. Thus, the Company must purchase varieties of grapes that it does not use in its production of bulk wine. The Company generally sells these grapes into the market at a small margin over cost.

CASE GOODS AND RELATED SERVICES

    The Company produces proprietary and private label products and provides custom bottling and storage services for its customers and for the Company's own proprietary brands. These case goods sales are comprised of wine bottled and sold in a case containing twelve 750ml bottles, or the volume equivalent. The Company sold more than 935,000 cases of wine and wine related products in its 1997 fiscal year. In fiscal 1997, the sale of case goods produced and bottled for third parties, or "private" case goods, accounted for more than 66% of total case goods revenues, while case goods products sold under the Company's proprietary labels accounted for the remainder of such revenues.

    PRIVATE LABEL CASE GOODS. The sale of private label case goods includes the purchase and processing of grapes, aging and storage of wine and the bottling and labeling of the finished product. The majority of the Company's private label case goods revenues in 1997 were derived from two customers based on short-term arrangements that may terminate at any time. The Company has made a concerted effort to expand private label case goods sales into higher margin premium varietal wines. Private label case goods are produced and bottled primarily at the Company's Cutler facility, although products for the Company's largest private label case goods customer in its 1997 fiscal year were produced at GSV's St. Helena winery in the Napa Valley.

    PROPRIETARY AND CONTROL BRANDS. The Company sells proprietary wine products under a variety of brands in the generic and premium wine categories. Generally, the Company's BOUNTY and LEBLANC labels sell in the generic category, the Company's GOLDEN STATE VINTNERS, J. WILE, MUIRFIELD, SUMMERFIELD and WESTON brands sell in the popular premium category, the Company's MONTHAVEN and SUMMERFIELD RESERVE labels compete in the superpremium category and the Company's EDGEWOOD ESTATE label is sold in the ultrapremium category. The Company's proprietary wines include a number of different types of premium varietal wines, including vintage Cabernet Sauvignon, Chardonnay, Merlot and Zinfandel. Many of the Company's proprietary wines are produced, processed and/or bottled at the Company's St. Helena winery. The Company's proprietary products are sold primarily through third party distributors and directly to specific wine and general merchandise retailers such as Trader Joe's.

    The Company also offers its proprietary brands to retailers, such as large supermarket chains, for sale on an exclusive basis in certain defined geographic regions. The terms of the exclusive arrangements for the Company's "control brands" vary from customer to customer and are negotiated directly with retailers, rather than through wine wholesalers. The Company intends to expand the production and sale of proprietary and control brands case goods in its 1999 fiscal year.

BRANDY

    Brandy is produced by processing wine grapes into wine, distilling the wine into brandy and aging the brandy in oak barrels for a minimum of two years. The Company is the second largest brandy processor in the United States and has a long-term brandy production agreement with Heublein to produce brandy for sale under Heublein's CHRISTIAN BROTHERS label. Under the terms of the Company's relationship with Heublein, GSV is paid for all aspects of the brandy distillation process, including the purchase of grapes and barrels for brandy storage and various processing charges. The Company also produces limited quantities of brandy for other customers.

INTERNATIONAL

    Approximately 12% of the Company's revenues in its 1997 fiscal year were derived from the sale of wine and wine products internationally. The Company exports bulk wine and case goods to a number of foreign locations, including Canada, Europe and Asia. Sales to customers in Asia were approximately 7.8% and 4.3% of the Company's revenues from bulk wine and case goods sales in fiscal 1997 and for the first six months of fiscal 1998, respectively. According to Fredrikson, in 1997 the Company was the largest exporter of bulk wine from California. The Company also imports bulk wine from South America and Europe for its customers in North America. The Company also seeks to strengthen its position as the leading bulk wine exporter from California and will continue to market its winemaking and processing services to leading international winemakers. Management believes that the premium bulk wine processor and contract service provider models that the Company successfully implemented in California can be expanded internationally.

WINEMAKING FACILITIES

    The Company's five winemaking and processing facilities are strategically located in Fresno, Monterey, Napa and Tulare counties to provide winemaking and processing services in or adjacent to most of the primary grape growing and winemaking centers in California. Based on industry data, in 1997, the Company was among the five largest California wineries in terms of wine cooperage capacity.

    The table below sets forth the name of each of the Company's facilities and the approximate tonnage of grapes crushed and processed into wine, the number of gallons of wine or brandy produced and the related case equivalent, and the number of gallons of wine or brandy cooperage capacity at each facility. The information presented below relates to activities at the Company's winemaking facilities following the 1997 harvest, which will be reflected in the Company's 1998 fiscal year.

               PRODUCTION AT THE COMPANY'S WINEMAKING FACILITIES

                                                                                                        GALLONS OF
                                                               TONS OF GRAPES                            COOPERAGE
                       FACILITY NAME                          CRUSHED IN 1997    CASE EQUIVALENT(1)      CAPACITY
------------------------------------------------------------  ----------------  ---------------------  -------------
                                                                                           (IN MILLIONS)
Fresno......................................................         99,600                 7.1               18.3
Cutler......................................................         40,500                 2.9               10.4
Reedley.....................................................         35,400                 2.5(2)            17.4
Monterey....................................................         16,800                 1.2                7.7
Napa Valley.................................................          5,500                 0.4                1.7
                                                                   --------                 ---              -----
    Total...................................................        197,800                14.1               55.5
                                                                   --------                 ---              -----
                                                                   --------                 ---              -----

--------------

(1) It is industry custom to convert one ton of wine grapes into 170 gallons of wine, and to convert gallons of wine into cases of twelve 750ml bottles at the rate of 2.3775 gallons per case.

(2) A majority of grapes processed at Reedley were distilled into brandy and other grape spirits.

    FRESNO. The Company's Fresno winery is situated on six acres amidst the Company's 4,400 acre Fresno vineyard and is located approximately 10 miles southwest of the City of Fresno. The Fresno winery is an extremely efficient wine processing facility and serves as the Company's bulk wine processing center for premium varietal white wines, including Chardonnay, White Zinfandel and other premium white wines. The Fresno facility contains 75 stainless steel storage tanks ranging in size from approximately 8,500 gallons to 350,000 gallons.

    CUTLER. The Company's Cutler facility is the original and oldest GSV winery and is located on approximately 120 acres in Tulare County north of the town of Visalia. In the 1997 fiscal year many of the Company's private label case goods were processed and produced at Cutler, primarily for varietal bulk red and white wine customers. The Cutler facility also has bottling lines with a combined bottling capacity of two million cases and more than 70 stainless steel storage tanks ranging in size from approximately 2,600 gallons to 350,000 gallons.

    REEDLEY. The Company's Reedley facility is located on a 246-acre parcel in southern Fresno County, northwest of the town of Parlier. The Company uses the Reedley facility primarily for the production and storage of brandy and the production of dry and sweet white wines, as well as fortified wines such as sherry and port. The facility has more than 186 stainless steel storage tanks ranging in size from approximately 600 gallons to 350,000 gallons.

    MONTEREY. The Monterey winery is GSV's most recently acquired winemaking facility. Located on 21 acres in the town of Soledad, the Monterey facility is strategically situated near California's growing central coast wine region. The Company acquired the Monterey facility in the third quarter of fiscal 1997 but did not commence operations at the winery until the first quarter of fiscal 1998. The Company uses the winery primarily for custom processing of small lots of popular premium, superpremium and ultrapremium white and red wines for GSV's wine processing customers. The Company anticipates that, during fiscal 1998, the facility will crush and process approximately 17,000 tons of grapes. Monterey contains more than 370 small stainless steel tanks ranging in size from approximately 500 gallons to 50,000 gallons, which allow for a higher level of quality control and facilitate the production of a large number of small lots of high quality premium varietal wine.

    NAPA VALLEY WINERY. The Company's Napa Valley winery in St. Helena occupies approximately 3 acres and is located in the town of St. Helena fronting Highway 29, in the center of the Napa Valley. The Napa Valley winery produces primarily superpremium and ultrapremium white and red wines for a number of the leading branded wineries in California. A significant portion of the Company's proprietary and control label case goods are produced and bottled at the Napa Valley winery. The facility also has a bottling line with an annual bottling capacity of up to 1,100,000 cases and has 85 stainless steel storage tanks ranging in size from approximately 1,160 gallons to 19,500 gallons.

    NAPA VALLEY WAREHOUSE. The Company uses the Napa Valley warehouse for wine fermentation and storage in oak barrels. The Napa Valley warehouse has a 24,000-barrel storage capacity, which was virtually full in 1997.

    FACILITY EXPANSION. The Company recently authorized capital expenditures of up to $20 million primarily to upgrade, maintain and expand its facilities over the next two years. See "--Strategy".

VINEYARD OPERATIONS

    The Company owns more than 9,600 acres of vineyard properties, of which more than 8,500 acres are permanently planted. The table below sets forth the name of each of the Company's vineyards and the acres of wine grapes at each vineyard.

                       THE COMPANY'S VINEYARD PROPERTIES

                                                                                         APPROXIMATE
VINEYARD NAME                                                        COUNTY LOCATION    ACRES PLANTED
-------------------------------------------------------------------  ----------------  ---------------
Fresno Vineyard....................................................       Fresno              3,713
Gravelly Ford Vineyard.............................................       Madera              2,136
Lost Hills Vineyard................................................        Kern               1,410
Cawelo Vineyard....................................................        Kern                 661
Mazzie Vineyard....................................................        Kern                 619
                                                                                              -----
    Total..........................................................                           8,539(1)
                                                                                              -----
                                                                                              -----

--------------

(1) Includes 159 vineyard acres under development.

    GRAPE PRODUCTION. The tonnage per acre and the overall yields of premium varietal grapes from GSV's vineyards have increased in recent years due to, among other factors, changes in product mix through vine grafting and replanting. Generally, newly planted or replanted vines do not produce significant amounts of fruit for three to four years after planting, while vines grafted with a different variety of grape may bear a viable grape crop within 18 months of grafting. Replanting, however, allows the Company to plant new varieties of rootstock, including disease-resistant varieties.

    The following table shows GSV's net vine production by grape variety from the 1994 to 1997 harvest years and the total grape tonnage produced by GSV following each summer grape harvest.

              NET PRODUCTION ACRES OWNED BY GSV AND TONS PRODUCED

                                                                                     NET PRODUCTION ACRES
                                                                          ------------------------------------------
GRAPE VARIETY                                                               1994       1995       1996       1997
------------------------------------------------------------------------  ---------  ---------  ---------  ---------
French Colombard........................................................      3,162      3,114      3,114      2,965
Zinfandel (1)...........................................................        135      1,211      1,211      1,211
Chardonnay (2)..........................................................          0        875        875      1,124
Ruby Cabernet...........................................................        941        941        941        941
Merlot (1)..............................................................        125        537        687        687
Barbera.................................................................        379        379        379        379
Carnelian...............................................................        344        344        344        344
Chenin Blanc............................................................        861        418        418        313
Other...................................................................      1,110        371        416        416
                                                                          ---------  ---------  ---------  ---------
    Total Net Production Acres..........................................      7,057      8,190      8,385      8,380
    Total Tons Produced.................................................     68,311     59,183     72,896     88,209

--------------

(1) Grafted in 1995.

(2) Grafted in 1995 and 1996.

    Typically, the Company's vineyards yield approximately 8.8 tons per acre. Due to a bountiful harvest in the summer of 1997, the Company picked a record harvest of 88,000 tons of grapes, an average of approximately 10.4 tons of grapes per acre. The Company expects its harvest in the summer of 1998 to return to lower, more typical levels.

    In May 1995, the Company began a major improvement and refurbishment program and took approximately 2,750 acres, including all of its Lost Hills Vineyard, temporarily out of production, in order to graft or replant new premium varietal grape rootstock. This planned decline in grape production resulted in a significant decline in tonnage produced in 1995 and 1996. The Company's grafted premium varietal acreage started to mature in the 1997 harvest and the production of premium varietal grapes increased. Presently, the Company's vineyards are planted with 35% French Colombard, 14% Zinfandel,

13% Chardonnay, 13% Ruby Cabernet, and 8% Merlot, with the remaining 17% of the Company's vineyards planted with a number of other grape varieties.

    In the Company's 1997 fiscal year, approximately $0.5 million was spent on vineyard capital improvements, which included primarily Ruby Cabernet vineyard development costs on approximately 160 acres at the Company's Gravelly Ford vineyard. In the Company's current fiscal year, approximately $1.7 million will be spent on the Company's vineyards, primarily on vineyard development costs. In the future, the Company intends to replant approximately 300 acres each year. While the Company historically grafted its vineyards to respond to the changing demands for varietal grapes, the Company believes that replanting is a preferable alternative, due to an overall increase in long-term yields of replanted vineyards.

    VITICULTURAL PRACTICES. The Company's vineyards and vineyard operations benefit from above average soil and the availability of an economical and dependable supply of high quality water. The large, contiguous vineyards are almost entirely machine harvested, creating significant economies of scale, especially during periods of larger than normal grape crops, as occurred in the summer of 1997. Management believes that the Company's farming and harvesting costs per acre of vineyard are below the average per acre farming cost of a typical California vineyard.

    The Company follows a progressive vineyard management philosophy. Short-term needs such as pruning, fertilizing, pesticide spraying and harvesting are competitively contracted to multiple service providers, reducing the Company's capital equipment and labor costs and expenses. Pest control is managed in an integrated manner, with the selective application of approved pesticides and the introduction of beneficial predatory insects to vines.

    WATER SUPPLY. The Company's Fresno, Gravelly Ford, Mazzie and Cawelo Vineyards benefit from deep aquifers that provide a reliable and relatively inexpensive water source. The Company irrigates these vineyards from wells located on or near its vineyards. The quality of the water obtained from the wells is good, and the wells have proven to be a plentiful and reliable source of water for the Company's operations, even during the drought years of the late 1980s. The Company's Lost Hills Vineyard relies upon area water district-supplied water, which is allocated among surrounding properties and uses. The Company believes its sources of water will be available for the foreseeable future, but various factors such as drought or contamination could impair the Company's water supply.

    AGRICULTURAL HAZARDS. Grape production is subject to many risks common to agriculture that can materially and adversely affect the quality and quantity of grapes produced. These hazards include, among other things, adverse weather such as drought, frost, excessive rain, excessive heat or prolonged periods of cold weather during the growing season. These weather conditions can materially and adversely affect the quality and quantity of grapes produced by the Company. In January 1997, severe flooding in the San Joaquin River Basin destroyed a number of protective levees, damaging a portion of the Company's Gravelly Ford vineyards, which damage was not entirely insured.

    Vineyards are also susceptible to certain diseases, insects and pests, which can increase farming expenses, reduce yields or kill vines. In the last ten years phylloxera, a louse that feeds on the roots of grape vines, has infested many vineyards in the wine grape producing regions of California and caused grape yields to decrease. Within a few years of the initial infestation, phylloxera can leave a vine entirely unproductive. Phylloxera infestation has been widespread in California, particularly in Napa, Sonoma, Mendocino and Monterey Counties, and most of the other wine grape producing areas of the state are affected to some degree. As a result of this widespread problem, thousands of vineyard acres throughout the State of California have been replanted with phylloxera-resistant rootstock or, in some cases, taken out of production completely.

    In 1997, GSV discovered a phylloxera infestation in certain acres of the Company's vineyards. The Company believes that the sandy, porous soil in its Fresno, Madera and Kern County vineyards, as compared to the clay-like soil in more northern regions such as Napa and Sonoma Counties, hinders the growth and spread of phylloxera. Additionally, high soil temperatures and vine vigor in the Central and

Southern San Joaquin Valley mitigate root damage that can be caused by phylloxera. Further, the Company has attacked the infestation with improved irrigation management and soil fertilization. The grape production from the Company's phylloxera-infested acres in the 1997 harvest did not evidence lower yields than in other, unaffected acres. Thus, the Company does not believe that phylloxera will have a material adverse effect on vineyard operations and production, though there can be no assurances in that regard.

    Other pests that may infest vineyards include leafhoppers, thrips, nematodes, mites, insects, orange tortrix and various grapevine diseases. Pesticides and the selection of resistant rootstocks reduce losses from these pests, but do not eliminate the risk of such loss. Gophers, rabbits, deer and birds can also pose a problem for vineyards, and wine grapevines are also susceptible to certain virus infections which may cause reduction of yields. The presence of potentially harmful nematodes in relatively high numbers has been detected in certain acres of the Company's vineyards. The Company has countered the infestation with improved irrigation management and soil fertilization. None of these infestations or infections currently poses a major threat to the Company's vineyards, although they could do so in the future.

    ENVIRONMENTAL MATTERS. The Company's vineyard operations require the periodic usage of various chemical herbicides, fungicides and pesticides, some of which contain hazardous or toxic substances. The usage and storage of these chemicals are, to varying degrees, subject to federal and state regulation.

COMPETITION

    The markets in which the Company operates are highly competitive and are dominated by companies with substantially greater financial, production, personnel and other resources than the Company. In the area of bulk wine production and processing, the Company competes primarily with JFJ Bronco and Delicato Winery, as well as a number of smaller companies. The Company's proprietary label case goods compete with the products of branded wineries and with other alcoholic and, to a lesser degree, nonalcoholic beverages in the retail stores where the Company's case goods products are sold and in the beverage market place in general.

    The Company also experiences competition from its current and potential customers. There are an estimated 800 commercial wineries that produce and market California wine, although, according to Fredrickson, seven wineries account for approximately 76% of California wine sales, based on total volume of California wine shipments in 1997. Certain major wineries, including many of the Company's customers, grow a significant amount of the grapes they need to make wine and produce wine for their own branded labels. The Company's position as a low-cost high quality supplier of premium bulk wines and wine processing services provides incentives to its customers to outsource their grape and wine production needs to GSV.

    Numerous wine producers in Europe, South America, South Africa and Australia also compete with GSV by exporting their wine into the United States. California grape and wine supply shortages in 1995, especially in red wines, prompted some domestic national brand marketers to purchase wine from foreign sources. Most imports are bottled wines; however, some wineries have imported bulk wine in large tanks for bottling and sale in the United States. According to Fredrikson, bulk table wine imports into the United States for these purposes increased from approximately 605,000 gallons in 1995 to approximately 20.3 million gallons in 1997.

    The Company does not believe that it faces a significant competitive threat from new entrants into the wine grape growing and wine production markets due to the substantial capital investments and lengthy start-up periods involved in the development of productive vineyards and winemaking facilities and the establishment of customer relationships. Rather, the expansion of the Company's current competitors and the entry of the Company's customers into the bulk wine business pose a more significant long-term competitive concern for the Company.

CUSTOMERS

    The Company's customers are among the leading branded wineries in California, many of whom have developed lasting business relationships with the Company. The Company provides premium bulk wine pursuant to long-term supply agreements to wineries such as Sutter Home, Canandaigua, Sebastiani, Heublein and Vincor and sells wine grapes to Gallo pursuant to long-term grape purchase contracts. ADM, Boisset and Trader Joe's are among the Company's private label case goods customers. The Company also provides various wine processing services for Mondavi, Beringer and The Wine Group, among other wineries, and brandy distillation and production for Heublein. The Company exports bulk wine internationally to Vincor International Inc., Calona Wines Limited and Vin & Sprit AB.

GOVERNMENT REGULATION

    The wine industry is subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms, various foreign agencies and state liquor and local authorities. These regulations and laws dictate such matters as licensing requirements, trade and pricing practices, permitted distribution channels, permitted and required labeling, advertising restrictions and relations with wholesalers and retailers. Expansion of the Company's existing facilities and development of new vineyards and wineries may be limited by present and future zoning ordinances, environmental restrictions and other legal requirements. In addition, new regulations or requirements or increases in excise taxes, sales taxes or international tariffs, could materially adversely affect the financial results of the Company.

TRADEMARKS

    The Company's trademarks include GOLDEN STATE VINTNERS, and the proprietary labels EDGEWOOD ESTATE, SUMMERFIELD, SUMMERFIELD RESERVE, MONTHAVEN, CUTLER CREEK, BOUNTY, J. WILE, MUIRFIELD, WESTON and LEBLANC.

EMPLOYEES

    The Company has approximately 172 full-time equivalent employees. The Company believes that its relations with its employees are good. GSV also periodically employs seasonal and contract labor through independent sources as needed for vineyard development, pruning, harvesting as well as all wine processing services and other related tasks, primarily during the late summer and early fall months.

LEGAL PROCEEDINGS

    In June 1998 Treana Winery ("Treana") filed an action in Marin County Superior Court against Golden State Vintners, a California corporation and wholly-owned subsidiary of the Company ("Golden State Vintners"), alleging damages aggregating $2.7 million arising from two breach of contract claims regarding the preparation of Chardonnay and Cabernet Sauvignon wines by Golden State Vintners. Golden State Vintners has not yet responded to Treana's complaint but intends to vigorously defend this action.

    Another customer recently disputed the quality of wine products delivered by the Company, which wine products were subsequently replaced by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

PROPERTIES

    CORPORATE HEADQUARTERS. The Company leases approximately 5,130 square feet for its executive corporate office in Greenbrae, California under a sublease expiring in May 2000. The Company believes that its existing executive office facility will be adequate to meet the Company's needs for the foreseeable future and that additional space will be available as needed at commercially reasonable rates.

    OTHER PROPERTIES. The Company owns all of the vineyards and winemaking facilities described above under "Vineyard Operations" and "Winemaking Facilities".

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    The executive officers, directors and key employees of the Company are as follows:

NAME                                   AGE                                      POSITION
---------------------------------      ---      ------------------------------------------------------------------------
Jeffrey B. O'Neill (1)...........          41   President, Chief Executive Officer and Director
Brian R. Thompson................          47   Chief Financial Officer and Secretary
Jeffrey J. Brown (1)(2)..........          37   Chairman of the Board of Directors, Assistant Secretary and Director
Nicholas B. Binkley (2)..........          52   Director
Douglas R. Wolter................          31   Director
Keith R. Fox (1).................          44   Director
W. Scott Hedrick.................          52   Director
Peter W. Mullin..................          57   Director
John G. McDonald.................          61   Director
Gregory J. Forrest...............          52   Director
Lawrence E. Brink................          51   Vice President, Production Operations
Michael B. Drobnick..............          41   Vice President, Bulk Sales
Jeffrey L. Dye...................          44   Vice President, Case Goods
Peter M. Byck....................          35   Vice President, Strategy and Business Development
Donald L. Stanley................          61   General Manager, Reedley and Director of Wine Grape Procurement
Robert Darby.....................          56   Plant Manager, Fresno

--------------

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

    JEFFREY B. O'NEILL has been a director of the Company since April 1995 and has served as the Company's President and Chief Executive Officer since October 1996. From July to October of 1996, Mr. O'Neill served as Executive Vice President of the Company. Mr. O'Neill joined the predecessor to the Company in 1981 as a grape buyer and has held a number of executive positions with the Company's predecessor entities, most recently serving as the President and Chief Executive Officer of Golden State Vintners since 1986. He currently serves on the Board of Directors of several leading agricultural concerns, including Fresh International Corp.

    BRIAN R. THOMPSON joined the Company in November 1995 as Chief Financial Officer and Secretary. From 1988 to November 1995, Mr. Thompson served in a number of executive positions, including Executive Vice President and Chief Financial Officer, of Sun World International, Inc., a proprietary produce company, which filed a petition under Federal bankruptcy laws in October 1994.

    JEFFREY J. BROWN has been a director of the Company since April 1995 and became Chairman of the Board and Assistant Secretary in October 1996. Since June 1993, Mr. Brown has been an executive officer and director of Forrest Binkley & Brown Venture Co. ("Venture Co."), the general partner of Forrest Binkley & Brown L.P. ("FBB"), the managing partner of SBIC Partners. Prior to the formation of FBB in June 1993, Mr. Brown was a Senior Vice President of BankAmerica Venture Capital Corporation, a position he held from April 1992 to May 1993. He currently serves on the Board of Directors of a number of private companies.

    NICHOLAS B. BINKLEY joined the Company's Board of Directors in October 1996. Since June 1993, Mr. Binkley has been an executive officer and director of Venture Co. Prior to the formation of FBB, Mr. Binkley was Vice Chairman of the Board of Directors of BankAmerica Corporation, a position he held from April 1992 through May 1993. He currently serves on the Board of Directors of Vista Medical Company, a medical device company, as well as a number of private companies.

    DOUGLAS R. WOLTER joined the Company's Board of Directors in October 1996. He currently is a principal at Forrest Binkley & Brown Venture Advisor Co. ("Advisor Co."), an affiliate of FBB. Prior to that time, Mr. Wolter had been a senior analyst at Advisor Co. since August 1994 and prior to joining Advisor

Co., he attended the Graduate School of Business at Stanford University, graduating with a Masters in Business Administration in June 1994.

    KEITH R. FOX has been a director of the Company since April 1995. Since February 1994, Mr. Fox has been an executive officer of Exeter Venture Advisors, Inc., Exeter Equity Advisors, Inc. and Exeter Venture Management Corporation. Mr. Fox serves on the Boards of Directors of a number of private companies and is an independent trustee of more than 20 Scudder Kemper mutual funds.

    W. SCOTT HEDRICK joined the Company's Board of Directors in April 1998. Since 1979, Mr. Hedrick has served as a general partner of InterWest Partners, a venture capital firm that he co-founded. Mr. Hedrick also serves on the Board of Directors of Il Fornaio (America) Corporation and Office Depot, Inc., as well as a number of private companies.

    PETER W. MULLIN joined the Company's Board of Directors in April 1998. Since 1969, Mr. Mullin has served as Chief Executive Officer and Chairman of the Board of Directors of Mullin Consulting, Inc., a consulting firm specializing in executive compensation and benefit issues. Mr. Mullin serves on the Board of Directors of Avery Dennison Corporation, as well as several private companies and foundations.

    JOHN G. MCDONALD joined the Company's Board of Directors in May 1998. Professor McDonald is the Industrial Bank of Japan Professor of Finance at the Graduate School of Business at Stanford University. Professor McDonald has served on the faculty at Stanford's Graduate School of Business since 1968 and received an endowed chair in 1978. Professor McDonald was elected to the Board of Governors of the National Association of Securities Dealers, Inc. (the "NASD") in 1987 and became Vice Chairman of the NASD in 1989. Professor McDonald serves on the Board of Directors of Varian Associates, Inc., Scholastic Corp., and TriNet Corp. Realty Trust Inc. and is an independent trustee of eight mutual funds managed by The American Funds.

    GREGORY J. FORREST joined the Company's Board of Directors in May 1998. Since June 1993, Mr. Forrest has been an executive officer and director of Venture Co. Prior to the formation of FBB, Mr. Forrest was Chief Executive Officer of BankAmerica Venture Capital Corporation, a position he held from April 1992 to May 1993. Mr. Forrest currently serves on the Board of Directors of a number of private companies.

    LAWRENCE E. BRINK joined GSV in April 1994 as Vice President, Production Operations. Prior to that time, Mr. Brink served as Executive Vice President, Winemaking of Joseph E. Seagram & Sons.

    MICHAEL B. DROBNICK joined the Company in 1985 and has served as Vice President, Bulk Sales since January 1996. Prior to joining the Company, Mr. Drobnick held various sales management positions with different wine distributors.

    JEFFREY L. DYE has served as Vice President, Case Goods of GSV since November 1992. Prior to joining the Company, Mr. Dye served in various executive positions for several wineries and wine distributors.

    PETER M. BYCK joined GSV in November 1997 as Vice President, Strategy and Business Development. From 1992 to 1996, Mr. Byck served as Chief Executive Officer of Applied Scanning Technology, Inc., a proprietary software and scanning company. From 1990 to 1992, Mr. Byck was a Senior Consultant at the LEK Partnership.

    DONALD L. STANLEY joined the Company in 1989 and is currently the General Manager at the Company's Reedley facility and Director of Wine Grape Procurement. Prior to joining the Company, Mr. Stanley served in various positions at Christian Brothers Winery.

    ROBERT DARBY has been with the Company serving in various plant and operating positions since 1987. Prior to that time, Mr. Darby was the Chief Winemaker and Plant Manager for the JFJ Bronco Wine Company.

    The Board of Directors currently has nine directors. Pursuant to the terms of the Amended and Restated Stockholders Agreement dated as of October 10, 1996 by and among the Company and the stockholders of the Company (the "Stockholders Agreement"), the Board currently includes three nominees of SBIC Partners (Messrs. Brown, Binkley and Wolter), one nominee of Exeter (Mr. Fox), and one nominee of Mr. O'Neill. The Stockholders Agreement will terminate upon the consummation of this offering if the offering results in gross proceeds to the Company of at least $35 million.

    Each member of the Board is elected to hold office until the next annual meeting of stockholders and until his respective successor is elected and qualified. Officers serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

BOARD COMMITTEES, COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews the results and scope of the annual audit and the services provided by the Company's independent accountants. The Compensation Committee makes recommendations to the Board of Directors with respect to the Company's general and specific compensation policies and administers the Company's stock option plan.

    The Company's Compensation Committee consists of Messrs. Brown, O'Neill and Fox. During the Company's last completed fiscal year, Mr. O'Neill was an executive officer of the Company and of Golden State Vintners and Mr. Brown was an executive officer of the Company. See "Certain Relationships and Related Transactions" for information regarding the interests of Messrs. O'Neill, Brown and Fox in certain transactions and arrangements involving the Company.

    No executive officer of the Company serves as a member of the Board of Directors or Compensation Committee of any other entity which has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

COMPENSATION OF DIRECTORS

    Through fiscal year 1998, the Company paid those directors who were directors at the beginning of the fiscal year, other than Mr. O'Neill, $12,500 per year, plus full reimbursement for certain out-of-pocket expenses incurred in connection with attendance at board and committee meetings. The Company does not intend to make such payments to its directors during fiscal year 1999, other than the reimbursement of out-of-pocket expenses. In October 1996, an affiliate of Messrs. Brown, Binkley, Wolter and Forrest entered into a management agreement with the Company, which calls for the payment of $125,000 to such affiliate for management services rendered to the Company. In April 1998, the Company adopted the Director Plan. Under the Director Plan, in April 1998, options to purchase an aggregate of 59,982 shares of Class B Common Stock at an exercise price of $12.08 were granted to all of the then-current members of the Board of Directors, other than Mr. O'Neill. In May 1998, options to purchase 14,993 shares of Class B Common Stock were granted to Mr. McDonald at an exercise price of $12.08. See "Certain Relationships and Related Transactions".

EXECUTIVE COMPENSATION

    The following table summarizes all compensation paid to the Company's Chief Executive Officer and to the Company's most highly compensated officers other than the Chief Executive Officer whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to the Company and to Golden State Vintners during the fiscal year ended June 30, 1997 (collectively, the "Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG-TERM
                                                                                  COMPENSATION
                                                                                   AWARDS(1)
                                                                               ------------------
                                                           COMPENSATION            OPTIONS TO
                                                     ------------------------       PURCHASE         ALL OTHER
NAME AND PRINCIPAL POSITION                            SALARY        BONUS      COMMON STOCK(2)     COMPENSATION
---------------------------------------------------  -----------  -----------  ------------------  --------------
Jeffrey B. O'Neill (3) ............................  $   309,331  $   802,040          670,433      $     14,947(4)
  President and Chief Executive Officer
Brian R. Thompson .................................      165,000       40,000          --                --
  Chief Financial Officer and Secretary
Lawrence E. Brink .................................      125,000       20,000           17,400             9,600(5)
  Vice President, Production Operations
Jeffrey L. Dye ....................................       75,000       65,000           17,400           --
  Vice President, Case Goods
Michael B. Drobnick ...............................       75,000       65,000           17,400           --
  Vice President, Bulk Sales

--------------

(1) For the period set forth in the table above, no Named Officer received aggregate Other Annual Compensation in excess of the lesser of $50,000 or 10% of the total of such officer's salary and bonus, nor did any such Named Officer receive any restricted stock award, stock appreciation right or payment under any long-term incentive plan.

(2) These options were granted pursuant to the Company's 1996 Option Plan.

(3) This table sets forth all compensation awarded to, earned by or paid to Mr. O'Neill for services rendered as an officer of the Company and as an officer of Golden State Vintners during the fiscal year ended June 30,1997, which compensation was paid by the Company.

(4) Consists of disability insurance premiums and car expenses paid by the Company.

(5) Consists of a car allowance paid by the Company.

STOCK OPTION GRANTS IN LAST FISCAL YEAR

    The following table sets forth information concerning stock options granted to the Named Officers of the Company during fiscal 1997. No stock appreciation rights were granted to such persons during such period.

                                                        INDIVIDUAL GRANTS                     POTENTIAL REALIZABLE
                                       ----------------------------------------------------     VALUE AT ASSUMED
                                        NUMBER OF     % OF TOTAL                             ANNUAL RATES OF STOCK
                                        SECURITIES      OPTIONS                              PRICE APPRECIATION FOR
                                        UNDERLYING    GRANTED TO    EXERCISE OR                  OPTION TERM(2)
                                         OPTIONS     EMPLOYEES IN   BASE PRICE   EXPIRATION  ----------------------
NAME                                    GRANTED(#)    FISCAL YEAR    ($/SH)(1)      DATE        5%          10%
-------------------------------------  ------------  -------------  -----------  ----------  ---------  -----------
Jeffrey B. O'Neill...................      167,608          20.9          3.62    12/3/06    $  76,624  $   481,474
                                           167,608          20.9          4.31    12/3/06       --          365,882
                                           167,608          20.9          5.17    12/3/06       --          221,392
                                           167,609          20.9          6.03    12/3/06       --           76,902
Brian R. Thompson....................       --            --            --           --         --          --
Lawrence E. Brink....................       17,400           2.0          4.79     1/1/07       --           29,703
Jeffrey L. Dye.......................       17,400           2.0          4.79     1/1/07       --           29,703
Michael B. Drobnick..................       17,400           2.0          4.79     1/1/07       --           29,703

--------------

(1) The exercise price per share of these options was equal to or greater than the fair market value of the Common Stock on the date of grant.

(2) The potential realizable value is calculated based on the term of the option at its time of grant. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option, and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the optionee is possible unless the stock price increases over the option term, which will benefit all stockholders.

AGGREGATED STOCK OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION
  VALUES

    No options or stock appreciation rights were exercised by the Named Officers for the fiscal year ended June 30, 1997.

STOCK OPTION PLANS

    1996 STOCK PLAN. The Company's 1996 Option Plan became effective in December 1996 upon adoption by the Board of Directors. The 1996 Option Plan provides for the grant of options in the form of incentive stock options and nonstatutory stock options to officers, key employees and consultants of the Company or its subsidiaries and members of the Board of Directors of the Company. A total of 223,491 shares of Class B Common Stock and 362,833 shares of Class A Common Stock have been reserved for issuance under the 1996 Option Plan.

    Upon consummation of the offering, the 1996 Option Plan will be administered by a committee (the "Committee") constituted so as to permit the 1996 Option Plan to comply with Rule 16b-3 of the Exchange Act. The Board of Directors may amend the 1996 Option Plan and, with the consent of each participant adversely affected, the Committee may make such changes in the terms and conditions of granted options as it shall deem advisable.

    The purchase price per share of the shares of Common Stock underlying each option granted under the 1996 Option Plan will be established by the Committee but shall not be less than 100% of the fair market value of the Common Stock on the date of grant, provided that if the optionee is a 10% stockholder of the Company (as defined in Section 422(b)(6) of the Internal Revenue Code of 1986, as amended) at the time such optionee is granted an incentive stock option, the purchase price per share of the shares of Common Stock shall be not less than 110% of said fair market value.

    The 1996 Option Plan provides that, in the event of the dissolution, liquidation or sale of the Company, any merger or reorganization of the Company, or acquisition by any person or group of beneficial ownership of more than 50% of the Company's then outstanding shares of capital stock, the 1996 Option Plan and each outstanding option granted thereunder shall terminate. Upon the happening of such event, each participant under the 1996 Option Plan who is not tendered a substitute option by the entity surviving such event or who does not accept any such substituted option, shall have the right to exercise, in whole or in part, any vested and exercisable options which have not then expired.

    As of June 15, 1998, options to purchase a total of 362,833 shares of Class A Common Stock and 159,500 shares of Class B Common Stock have been granted under the 1996 Option Plan. Such options have per share exercise prices ranging from $3.62 to $12.07, or a weighted average per share exercise price of $5.01.

    DIRECTOR PLAN. The Company's Director Plan became effective in April 1998 upon adoption by the Board of Directors and approval by the stockholders. The Director Plan provides for the grant of options in the form of nonstatutory stock options to the non-employee members of the Board of Directors of the Company. A total of 348,000 shares of Class B Common Stock have been reserved for issuance under the Director Plan.

    The purchase price per share of the shares of Common Stock underlying each option granted under the Director Plan shall be the closing sale price of such shares on the date of grant if the Common Stock is listed on any established stock exchange or national market system or the price established by the committee administering the Director Plan, which shall not be less than 100% of the fair market value of the Common Stock on the date of grant.

    The Director Plan provides that, in the event of the dissolution or liquidation of the Company, the merger or sale of all or substantially all assets of the Company requiring shareholder approval, or acquisition by any person or group of beneficial ownership of the securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding shares, any options outstanding under the Director Plan that are not yet exercisable and vested shall become fully exercisable and vested.

    As of June 15, 1998, options to purchase a total of 74,975 shares of Class B Common Stock have been granted under the Director Plan. Such options have per share exercise prices of $12.08. None of such options have been exercised.

KEY MAN LIFE INSURANCE

    The Company, through Golden State Vintners, currently maintains a life insurance policy in the amount of $10 million on the life of Mr. O'Neill. The Company has agreed to assign a $2 million portion of this policy to Mr. O'Neill's family trust.

EMPLOYMENT AGREEMENT

    From April 27, 1995 until December 31, 1997, Mr. O'Neill served as President and Chief Executive Officer of Golden State Vintners pursuant to the Old Agreement, which provided him with an annual salary of at least $300,000, subject to annual increases, and an annual bonus based on a sliding scale of EBITDA (as defined in the Old Agreement). Effective as of January 1, 1998, the Company and Mr. O'Neill entered into a new employment agreement (the "New Employment Agreement"), which provides for Mr. O'Neill to serve as President and Chief Executive Officer of the Company on the terms and subject to the conditions set forth therein. Under the New Employment Agreement, Mr. O'Neill will receive annual compensation of $350,000, a bonus to be paid in the discretion of the Board and the reimbursement of certain expenses. The New Employment Agreement also provides for the payment of severance to Mr. O'Neill equal to two years of his base compensation and for the acceleration of any unvested options then held by Mr. O'Neill if his employment is terminated for certain reasons, including any termination of his employment within six months of a "Change in Control". The New Employment Agreement defines a Change in Control to include the sale by the Company of all or substantially all of its capital stock or assets or the consummation of any transaction or series of related transactions, including any merger, reorganization or recapitalization, in which any person or group acquires beneficial ownership of more than 50% of the outstanding capital stock of the Company. The term of the New Employment Agreement expires June 30, 2001.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Under Section 145 of the Delaware General Corporation Law ("Delaware Law"), the Company can indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Company's Certificate of Incorporation provides that the Company will indemnify its directors, officers, employees and other agents to the fullest extent permitted by law.

    The Company has entered into indemnification agreements with each of its directors and executive officers in addition to the indemnification provided for in the Company's Certificate of Incorporation. These agreements, among other things, indemnify the Company's directors and certain of its officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including but not limited to any action by or in the right of the Company, on account of services as a director or officer of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company. The Company has also purchased liability insurance covering its directors and officers.

    In addition, the Company's Certificate of Incorporation provides that the Company's directors shall not be liable for monetary damages for breach of such directors' fiduciary duty of care to the Company and its stockholders except for liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware Law. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. The provision also does not affect a director's responsibilities under any other law, such as the federal or state securities or environmental laws.

    There is no pending litigation or proceeding involving a director, officer, employee or other agent of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INCORPORATION OF THE COMPANY

    In connection with the formation and initial capitalization of the Company in April 1995, the Company issued an aggregate of 1,885,000 shares of its previously outstanding Class A Common Stock (the "Old Class A Stock") and 3,770,000 shares of its previously outstanding Class B Common Stock (the "Old Class B Stock"), in each case at $1.72 per share, for an aggregate purchase price of $9.75 million. Certain of these shares of Old Class B Stock were issued to the following holders of record of more than five percent of the outstanding stock of the Company (each, a "5% Stockholder") associated with Jeffrey J. Brown, an officer and director of the Company, and Gregory J. Forrest, Nicholas
B. Binkley and Douglas R. Wolter, directors of the Company, and to the following 5% Stockholders associated with Keith R. Fox, a director of the Company:

NAME                                                              SHARES OF OLD CLASS B STOCK
----------------------------------------------------------------  ----------------------------
SBIC Partners...................................................             1,885,000
EE Partners.....................................................             1,566,000
EV Lenders......................................................               319,000

GOLDEN STATE VINTNERS PURCHASE

    Pursuant to a Stock Purchase Agreement dated April 27, 1995 (the "Stock Purchase Agreement"), the Company purchased all of the outstanding capital stock of Golden State Vintners (the "Golden State Vintners Purchase") from certain shareholders of Golden State Vintners. Pursuant to the terms of the Stock Purchase Agreement, the Company paid the purchase price for the Golden State Vintners Purchase by delivering $20.9 million in cash and 523,980 shares of 6% Junior Exchangeable Preferred Stock of the Company in the aggregate face amount of $2.6 million. Certain of the shares of Golden State Vintners were sold to the Company by Mr. O'Neill and an affiliated entity.

    The execution of the Stock Purchase Agreement occurred substantially contemporaneously with the closing of the refinancing of Golden State Vintners' then-existing indebtedness. Pursuant to a Securities Purchase Agreement dated April 21, 1995 (the "Hancock SPA"), the John Hancock Mutual Life Insurance Company ("John Hancock") purchased for an aggregate consideration of $45 million
(1) senior secured first mortgage notes of Golden State Vintners with an aggregate principal face amount of $35.0 million and (2) 100,000 shares of the Company's 12% Senior Redeemable Exchangeable Preferred Stock ("Senior Preferred Stock") and 1,200,829 shares of the Company's previously outstanding Class E Common Stock for an aggregate consideration of $10.0 million. The Company guaranteed the obligations of Golden State Vintners to John Hancock under the Hancock SPA.

GRAPE GROUP TRANSACTION

    In May 1995, the Company acquired the Lost Hills Vineyard, 1,750 acres of wine grape vineyards located in Kern County, from the Grape Group, Inc. (the "Grape Group") for a purchase price of approximately $4.6 million, payable via the assumption of approximately $2.9 million of debt and the delivery of a non-interest bearing promissory note in the principal amount of $1.7 million. Mr. O'Neill owned 100% of the Grape Group at the time of the transaction. The Company believes that the purchase of the Lost Hills Vineyard from the Grape Group was negotiated at arms' length and that the Company paid a price equal to the fair market value of such property.

SE VINEYARDS

    The Company historically purchased grapes from SE Vineyards, a 300 acre vineyard located in Kern County. Each of Messrs. Mullin and O'Neill owned 33.33% of SE Vineyards until October 1996. For the Company's 1995, 1996 and 1997 fiscal years, the Company purchased approximately $275,000, $400,000 and $1.4 million of such grapes, respectively. The Company believes such grape purchases were at competitive market prices negotiated at arms' length.

GSAC RECAPITALIZATION

    In October 1996, the Company entered into a series of transactions to effect the recapitalization of its capital structure (the "1996 Recapitalization"). Pursuant to a Securities Purchase Agreement dated as of August 22, 1996, the Company acquired from certain stockholders 1,885,000 shares of Old Class A Stock and 985,156 shares of Old Class B Stock, at a price of $2.50 per share, for an aggregate purchase price of approximately $7.2 million. Of the entities selling stock to the Company, the following 5% Stockholders are associated with Mr. Fox:

NAME                                                       SHARES OF OLD CLASS B STOCK SOLD
-------------------------------------------------------  -------------------------------------
EE Partners............................................                   818,438
EV Lenders.............................................                   166,718

    As part of the 1996 Recapitalization, the Company redeemed 345,875 shares of Junior Preferred Stock for an aggregate purchase price of approximately $1.7 million. Certain of these shares were held by Mr. O'Neill and by the following entity associated with Mr. O'Neill and with a member of Mr. O'Neill's immediate family:

NAME                                                     SHARES OF JUNIOR PREFERRED STOCK SOLD
-------------------------------------------------------  -------------------------------------
Jeffrey B. O'Neill.....................................                    42,793
Mid-State Horticultural Company........................                    70,892

    Pursuant to a Stock Purchase Agreement dated October 10, 1996, the Company sold an aggregate of 2,776,170 shares of Old Class B Stock at $2.50 per share, for an aggregate purchase price of approximately $6.9 million. These shares were sold to Mr. O'Neill and to the following 5% Stockholder associated with Messrs. Forrest, Brown, Binkley and Wolter:

NAME                                                       SHARES OF OLD CLASS B STOCK SOLD
-------------------------------------------------------  -------------------------------------
Jeffrey B. O'Neill.....................................                    599,171
SBIC Partners..........................................                  2,176,998

OTHER TRANSACTIONS WITH EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS

    As compensation for certain investment banking services provided with respect to the 1996 Recapitalization and certain related credit matters, the Company paid approximately $400,000 in fees to Exeter Venture Management Corporation ("EV Management"), which is an affiliate of a 5% Stockholder and associated with Mr. Fox. The Company paid EV Management $375,000 in fees in February 1997 as consideration for certain investment banking services.

    In October 1996, the Company agreed to pay an annual fee of $125,000 to Forrest Binkley & Brown Partners L.P., an affiliate of SBIC Partners, a 5% Stockholder, and of Messrs. Forrest, Brown, Binkley and Wolter, as compensation for management services to be provided with respect to the Company's operations.

    In December 1996, the Compensation Committee of the Board of Directors granted to Mr. O'Neill options to purchase an aggregate of 670,433 shares of Old Class B Stock. The options are exercisable for up to 167,608 shares at a price of $3.62 per share up to an additional 167,608 shares at a price of $4.31 per share, up to an additional 167,608 shares at a price of $5.17 per share, and up to an additional 167,609 shares at a price of $6.03 per share. The options vest in four equal annual installments commencing October 10, 1997.

    In connection with the Golden State Vintners Acquisition, the Board of Directors granted to Mr. O'Neill stock appreciation rights with respect to 145,000 shares of Old Class B Stock at a base price of $.003 per stock appreciation right and 504,347 shares of Old Class B Stock, at a base price of $1.72 per stock appreciation right. In November 1995, the Board of Directors granted Mr. Thompson stock appreciation rights with respect to 145,000 shares of Old Class B Stock at a base price of $2.59 per stock appreciation right. Effective as of December 31, 1997, the Company and Messrs. O'Neill and Thompson agreed to terminate such stock appreciation rights in exchange for certain compensation and the grant of non-qualified stock options. Pursuant to such agreement, Messrs. O'Neill and Thompson were entitled to receive $6.97 million and $1.38 million, respectively. In connection with the issuance of the Replacement Incentives, Messrs. O'Neill and Thompson received their respective portions of the Executive Cash Payments, as well as their respective Executive Promissory Notes. Messrs. O'Neill and Thompson also received options to purchase 649,347 and 145,000 shares of Class B Common Stock, respectively. The stock options were fully-vested on the date of grant and are exercisable at $12.07 per share of Common Stock. Further, in connection with the issuance of the Replacement Incentives, (1) the Company accelerated the vesting of 139,991 options to purchase shares of Class A Common Stock held by Mr. O'Neill, (2) Mr. O'Neill used his Executive Cash Payment to immediately exercise options with respect to an aggregate of 307,600 shares of Class A Common Stock and to pay certain income tax amounts arising from such exercises and (3) Mr. Thompson used his Executive Cash Payment to exercise options with respect 29,617 shares of Class B Common Stock.

    In April 1998, SBIC Partners and Exeter agreed to certain co-sale rights and rights of first refusal and Mr. O'Neill agreed not to seek to participate in the next registered sale of Class B Common Stock by SBIC Partners and Exeter, if any.

    The Company's directors, other than Messrs. O'Neill and Forrest, have been granted nonqualified stock optons under the Director Plan. See
"Management--Stock Option Plans--Director Plan".

    Prior to the consummation of the offering, the Company anticipates filing its Second Amended and Restated Certificate of Incorporation which, among other things, will result in the conversion of all outstanding shares of Old Class B Stock into shares of Class A Common Stock and the conversion of all outstanding shares of Class K Common Stock and Class E Common Stock into shares of the Company's newly-created Class B Common Stock.

    The following table sets forth, with respect to each holder of common stock of the Company who is an officer, director or 5% Stockholder, as of March 31, 1998, the aggregate price paid by such holder for the shares of Common Stock of the Company held by such holder, and the aggregate value of such Common Stock (based upon an initial public offering price of $17.00 per share for the Common Stock):

                                                             AGGREGATE
                                                           CONSIDERATION   AGGREGATE VALUE OF
NAME OF HOLDER                                             PAID FOR STOCK     COMMON STOCK
---------------------------------------------------------  --------------  -------------------
SBIC Partners............................................   $  8,700,728     $    69,053,966
EE Partners..............................................      1,288,900          12,708,554
EV Lenders...............................................        262,555           2,588,777
John Hancock.............................................      2,070,395          20,414,093
Jeffrey B. O'Neill.......................................      1,499,996          10,185,907

    The Company has entered into indemnification agreements with each of its directors and executive officers. The agreements require the Company to indemnify such individuals for certain liabilities to which they may be subject as a result of their affiliation with the Company, to the fullest extent permitted by Delaware Law.

    Additionally, in April 1998, in connection with its participation in the offering, John Hancock agreed to waive all prepayment penalties due with respect to the Company's repurchase of the shares of Senior Preferred Stock held by John Hancock.

    The Company believes that the foregoing transactions were in its best interests and on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth certain information regarding beneficial ownership of the Company's Class A and Class B Common Stock as of June 30, 1998, and as adjusted to reflect the sale by the Company and the Selling Stockholders of the shares of Class B Common Stock offered hereby, by: (1) each person who is known by the Company to beneficially own more than 5% of the Company's Class A and Class B Common Stock, (2) each of the Company's directors, (3) each of the Named Officers, (4) each of the Selling Stockholders and (5) all directors and Named Officers of the Company, as a group.

                                               SHARES BENEFICIALLY                               SHARES BENEFICIALLY
                                             OWNED PRIOR TO OFFERING          CLASS B            OWNED AFTER OFFERING
                                      -------------------------------------    SHARES    ------------------------------------
                                      NUMBER OF   NUMBER OF    PERCENT OF    OFFERED IN  NUMBER OF   NUMBER OF   PERCENT OF
                                       CLASS A     CLASS B    TOTAL VOTING      THE       CLASS A     CLASS B   TOTAL VOTING
BENEFICIAL OWNERS                       SHARES      SHARES      POWER(1)      OFFERING     SHARES     SHARES      POWER(1)
------------------------------------  ----------  ----------  -------------  ----------  ----------  ---------  -------------
SBIC Partners, L.P.  ...............   4,061,998      --             67.5%    1,061,998   3,000,000     --             61.8%
  201 Main Street, Suite 2302
  Fort Worth, TX 76102
Jeffrey B. O'Neill(2)  .............     906,771     673,728         16.2%       --         906,771    673,728         20.1%
  500 Drake's Landing Road
  Greenbrae, CA 94904
John Hancock Mutual Life
  Insurance Company ................      --       1,200,829          2.0%      542,234      --        658,595          1.4%
  John Hancock Place
  200 Clarendon Street
  Boston, MA 02117
Exeter (3) .........................     899,843      --             15.0%      464,086     435,757     --              9.0%
  10 East 53rd Street
  New York, NY 10022
BankAmerica Investment
  Corporation (4) ..................      --          38,510        *            38,510      --         --           --
  231 South La Salle Street Chicago,
  IL 60697
Massachusetts Mutual Entities (5)         --          43,172        *            43,172      --         --           --
  1295 State Street
  Springfield, MA 01111-001
Jeffrey J. Brown (6) ...............   4,061,998      --             67.5%       --       3,000,000     --             61.8%
Nicholas B. Binkley (6) ............   4,061,998      --             67.5%       --       3,000,000     --             61.8%
Douglas R. Wolter (6) ..............   4,061,998      --             67.5%       --       3,000,000     --             61.8%
Keith R. Fox (3) ...................     899,843      --             15.0%       --         435,757     --              9.0%
W. Scott Hedrick ...................      --          --           --            --          --         --           --
Peter W. Mullin ....................      --          19,972        *            --          --         19,972        *
John G. McDonald ...................      --          --           --            --          --         --           --
Gregory J. Forrest (6) .............   4,061,998      --             67.5%       --       3,000,000     --             61.8%
Brian R. Thompson (7) ..............      --         144,999        *            --          --        144,999        *
Lawrence E. Brink (8) ..............      --           4,350        *            --          --          4,350        *
Jeffrey L. Dye (8) .................      --           4,350        *            --          --          4,350        *
Michael B. Drobnick (8) ............      --           4,350        *            --          --          4,350        *
All Directors and Named Officers as
  a group (13 persons) (9) .........   5,868,612     851,749         99.0%    2,150,000   4,342,528    851,749         91.2%

--------------

 * Represents beneficial ownership of less than 1% of the outstanding voting power of all shares of Common Stock.

(1) Percent ownership is based on (i) before the offering, 7,329,261 shares of Common Stock outstanding plus any shares issuable pursuant to options held by the person in question which may be exercised within 60 days after

    June 30, 1998; and (ii) after the offering, an additional 2,150,000 shares of Class B Common Stock issued by the Company in the offering. In calculating the percent of total voting power, the voting power of shares of Class A Common Stock (ten votes per share) and Class B Common Stock (one vote per share) have been aggregated.

(2) Includes 906,771 shares of Class A Common Stock owned by Mr. O'Neill, 649,347 shares of Class B Common Stock issuable upon the exercise of stock options exercisable within sixty days of June 30, 1998, and 24,381 shares of Class B Common Stock issuable on conversion of shares of the Company's Junior Preferred Stock held by Mr. O'Neill.

(3) Represents 747,562 and 152,281 shares of Class A Common Stock held by EE Partners and EV Lenders, respectively. Keith R. Fox, a director of the Company, is an executive officer of Exeter Equity Advisors, Inc., which is the general partner of Exeter Equity Advisors, L.P., the general partner of EE Partners. Mr. Fox is also an executive officer of Exeter Venture Advisors, Inc., which is the general partner of EV Lenders, and an executive officer of Exeter Venture Management Corporation, which is an affiliate of EV Partners and EV Lenders. Mr. Fox disclaims beneficial ownership of the shares held by EV Partners and EV Lenders, except to the extent of his pecuniary interest therein.

(4) Represents shares of Class B Common Stock issuable upon conversion of shares of the Company's Junior Preferred Stock.

(5) Represents 7,401, 3,700 and 32,071 shares of Class B Common Stock issuable upon conversion of shares of the Company's Junior Preferred Stock held by MassMutual Corporate Investors, MassMutual Participation Investors and Massachusetts Mutual Life Insurance Company, respectively.

(6) Represents 4,061,998 shares of Class A Common Stock held by SBIC Partners. Gregory J. Forrest and Nicholas B. Binkley, each a director of the Company, and Jeffrey J. Brown, an officer and director of the Company, are each executive officers, directors and shareholders of Venture Co. Messrs. Forrest, Binkley and Brown collectively hold all of the outstanding limited partnership interests in FBB. Mr. Wolter is a principal of Advisor Co., an affiliate of each of SBIC Partners, FBB and Venture Co. Each of Messrs. Forrest, Binkley, Brown and Wolter disclaims beneficial ownership of the shares held by SBIC Partners, except to the extent of his pecuniary interest therein, if any.

(7) Includes 29,617 shares of Class B Common Stock held by Mr. Thompson and 115,382 shares of Class B Common Stock issuable upon the exercise of stock options exercisable within sixty days of June 30, 1998.

(8) Includes 4,350 shares of Class B Common Stock issuable upon the exercise of stock options exercisable within sixty days of June 30, 1998.

(9) Includes shares held by SBIC Partners and Exeter, and 777,779 shares of Class B Common Stock issuable under stock options exercisable within 60 days of June 30, 1998.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the offering, the Company will have outstanding 4,342,528 shares of Class A Common Stock and 5,136,733 shares of Class B Common Stock (or 4,342,528 and 5,781,733 shares, respectively, if the Underwriters' over-allotment option is exercised in full), assuming no exercise of outstanding options under the Company's option plans or other stock option agreements.

    The shares of Class B Common Stock sold in the offering will be freely tradeable without restriction or limitation under the Securities Act, except for any such shares held by "affiliates" of the Company, as such term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations under Rule 144. The remaining shares of Common Stock are "restricted securities" within the meaning of Rule 144 and were issued and sold by the Company in private transactions and may be publicly sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144.

    In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" for at least one year, including an affiliate of the Company, would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of 1% of the then outstanding shares of Class B Common Stock (approximately 51,367 shares) and the average weekly trading volume in the Class B Common Stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Commission, provided certain manner of sale and notice requirements and requirements as to the availability of current public information about the Company are satisfied. Under Rule 144(k), a holder of "restricted securities" who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described above. As defined in Rule 144, an "affiliate" of an issuer is a person who directly or indirectly through the use of one or more intermediaries controls, or is controlled by, or is under common control with, such issuer. Substantially all of the shares of Class A Common Stock are eligible for sale under Rule 144, subject to lock-up arrangements with the Underwriters described below.

    The Company, the Selling Stockholders, the Company's executive officers and directors and certain other stockholders of the Company have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) that are substantially similar to the shares of Class B Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Class B Common Stock, without the prior written consent of the Representatives of the Underwriters, except for the shares of Class B Common Stock offered hereby and certain gift transactions.

    The Company intends to file a registration statement under the Securities Act following the date of this Prospectus to register the future issuance of up to approximately 1.7 million shares of Class B Common Stock under the option plans and options issued to employees, directors or consultants outside of the option plans. Shares issued pursuant to such options after the effective date of such registration statement will be freely tradable in the open market, subject to the lock-up agreements with the Representatives described above and, in the case of sales by affiliates, to certain requirements of Rule 144.

    The Company is unable to estimate the number of shares that may be sold in the future by its existing stockholders or the effect, if any, that sales of shares by such stockholders will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Class B Common Stock, or the prospect of such sales, could adversely affect the market price of the Class B Common Stock.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK

    Upon consummation of this offering, the authorized capital stock of the Company will consist of 6,000,000 shares of Class A Common Stock, par value $.01 per share, 54,000,000 shares of Class B Common Stock, par value $.01 per share, and 5,000,000 shares of undesignated Preferred Stock, par value $.01 per share (the "Preferred Stock"). Of the 54,000,000 shares of Class B Common Stock authorized, 6,000,000 shares have been reserved for issuance upon conversion of outstanding Class A Common Stock.

    The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Company's Second Amended and Restated Certificate of Incorporation to be filed prior to the consummation of the offering, the Certificate of Designations of 12% Senior Redeemable Exchangeable Preferred Stock (the "Senior Preferred Certificate of Designations"), and the Certificate of Powers, Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Junior Exchangeable Preferred Stock and Qualifications,

Limitations and Restrictions Thereof (the "Junior Preferred Certificate of Designations"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

    Upon completion of the offering, the Company will have outstanding 4,342,528 shares of Class A Common Stock and 5,136,733 shares of Class B Common Stock (or 4,342,528 and 5,781,733 shares, respectively, if the Underwriters' over-allotment option is exercised in full), assuming no exercise of outstanding options under the Company's option plans or other stock option agreements.

    Each share of Class A Common Stock is entitled to ten votes and each share of Class B Common Stock is entitled to one vote on all matters submitted to a vote of the stockholders of the Company. Generally, all matters to be voted upon by stockholders must be approved by a majority of the votes cast or entitled to be cast by all shares of Class A Common Stock and Class B Common Stock, voting together as a single class. Class A Common Stock is convertible at any time into Class B Common Stock on a one-for-one basis. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Class A Common Stock and Class B Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy". Dividends payable in shares of Common Stock or in options or similar rights to acquire shares of Common Stock or in securities convertible into or exchangeable for shares of Common Stock may be paid only in shares of or in options or similar rights to the Company's Class B Common Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock or any class or series of stock ranking prior to the Common Stock. There are no redemption or sinking fund provisions applicable to the shares of Common Stock. All outstanding shares of Common Stock are, and the Class B Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

    The Class A Common Stock is convertible at any time at the option of the holder, on a one-for-one basis, into shares of Class B Common Stock. Additionally, shares of Class A Common Stock will automatically convert into Class B Common Stock, on a one-for-one basis, (a) upon the transfer of record or beneficial ownership of such shares of Class A Common Stock to an entity or person other than (i) Jeffrey B. O'Neill, SBIC Partners or Exeter (the "Original Holders"), or (ii) an affiliate, beneficiary, family member or trust related to the Original Holders, or (b) immediately following the date that the Original Holders directly own an aggregate of less than 15% of the outstanding equity interest of GSV.

PREFERRED STOCK

  SENIOR PREFERRED STOCK

    Following the consummation of this offering, pursuant to discussions between the Company and the holder of the Senior Preferred Stock, the Company intends to use a portion of the proceeds generated from the offering to repurchase all outstanding shares of the Senior Preferred Stock. See Note 8 of Notes to Consolidated Financial Statements for a description of the Senior Preferred Stock.

  JUNIOR PREFERRED STOCK

    Upon consummation of the offering, the shares of Junior Preferred Stock will automatically convert into shares of the Company's Class B Common Stock. See
Note 8 of Notes to Consolidated Financial Statements for a description of the Junior Preferred Stock.

  UNDESIGNATED PREFERRED STOCK

    The Company's Second Amended and Restated Certificate of Incorporation authorizes 5,000,000 shares of undesignated Preferred Stock. The Board of Directors will have the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any shares of Preferred Stock.

STOCKHOLDERS AGREEMENT

    Pursuant to the terms of the Stockholders Agreement by and among the Company and several stockholders (each, a "Stockholder"), SBIC Partners is entitled to nominate three members of the Company's Board of Directors, and each of (i) Mr. O'Neill and (ii) Exeter is entitled to nominate one member of the Company's Board of Directors. Under certain circumstances more fully described in the Senior Preferred Certificate of Designations, John Hancock is entitled to nominate up to three members of the Company's Board of Directors, in which case the size of the Board of Directors will be increased to provide for such additional members. All committees of the Board of Directors and each board of directors of each of the Company's subsidiaries must contain at least a majority of members designated by SBIC Partners. The prior written consent of SBIC Partners, which consent shall be subject to the sole discretion of SBIC Partners, is required with respect to the following actions by the Company or any of its subsidiaries:(i) any merger, consolidation, sale of assets or stock, dissolution or liquidation; (ii) any amendment to the Certificate of Incorporation or Bylaws; (iii) the acquisition or investment in any business entity; (iv) any material change in the business presently conducted by the Company or any subsidiary; (v) any loan, guaranty or material increase in indebtedness; and (vi) certain transactions with Affiliates (as defined in the Stockholders Agreement). The rights of each of SBIC Partners, Mr. O'Neill, Exeter and John Hancock with respect to elections to the Board of Directors and SBIC Partners' approval rights with respect to certain transactions terminate with respect to a Stockholder once such Stockholder and its permitted transferees hold in the aggregate less than 10% of the shares of Common Stock or Junior Preferred Stock, as the case may be, initially held by such Stockholder on October 10, 1996.

    Subject to certain exceptions, if the Company authorizes the issuance or sale of any equity securities of the Company or any securities containing options or rights to acquire any equity securities of the Company, the Company must first offer to sell to each Stockholder, at the same price and on the same terms, a certain amount of such securities, options or rights corresponding to each Stockholder's ownership of Class A Common Stock and Junior Preferred Stock. The Stockholders Agreement also contains certain restrictions on the Stockholders' ability to transfer their shares of Common Stock and Junior Preferred Stock, as well as a provision pursuant to which SBIC Partners may require the Stockholders and their Affiliates to sell all of the shares of Common Stock and/or Junior Preferred Stock owned by them to any person or entity to whom SBIC Partners proposes to transfer all of the Common Stock held by it.

    The Stockholders Agreement provides that at the request of SBIC Partners, the Company will solicit interests in and initiate discussions with potential purchasers of the assets or capital stock of the Company and/or Golden State Vintners or reorganize, recapitalize or refinance the senior or subordinated debt or the equity of the Company in a manner reasonably acceptable to SBIC Partners. In connection with such an event, the Stockholders agree to take all necessary actions requested by SBIC Partners subject to certain conditions.

    The Stockholders Agreement will terminate upon the consummation of this offering if the offering results in gross proceeds to the Company of at least $35 million.

REGISTRATION RIGHTS

    In connection with the Company's incorporation in April 1995, the holders of 5,868,612 shares of Class A Common Stock and the holders of 1,956,239 shares of Class B Common Stock received certain rights with respect to the registration under the Securities Act of shares of GSV's capital stock (the "April Registrable Securities"). If the Company proposes to register any of its securities under the Securities Act, holders of April Registrable Securities are entitled to notice of such registration and are entitled to include, at the Company's expense, such shares therein, provided among other conditions, that any underwriters involved in the registration have the right to limit the number of April Registrable Securities included in such registration. In addition, commencing April 27, 2000, subject to certain conditions and limitations, the holders of at least 15% of the April Registrable Securities have the right on six occasions to require the Company to file a registration statement under the Securities Act to register all or part of their April Registrable Securities.

    Pursuant to a Registration Rights Agreement dated October 10, 1996, the holders of 4,968,769 shares of Class A Common Stock and 99,860 shares of Class B Common Stock were granted certain rights with respect to the registration under the Securities Act of shares of GSV's capital stock (the "October Registrable Securities"). If the Company proposes to register any October Registrable Securities (or securities convertible into or exchangeable or exercisable for shares of such series and class) under the Securities Act, either for its own account or for the account of other security holders, holders of the October Registrable Securities are entitled to notice of such registration and are entitled to include, at the Company's expense, such shares therein. Such "piggyback rights" take priority over any similar rights held by any other stockholder of the Company, including those stockholders holding April Registrable Securities, provided among other conditions, that the underwriters have the right to limit the number of October Registrable Securities included in such registration to 25% of the aggregate number of shares registered thereby. Additionally, commencing 180 days after the closing of this Offering, and subject to certain conditions and limitations, holders of the October Registrable Securities have the right to require on two occasions the Company to file a registration statement under the Securities Act to register at least 15% of the October Registrable Securities. Further, the holders of October Registrable Securities may require the Company to register all or any portion of such shares on Form S-3, when such form becomes available to the Company, subject to certain conditions and limitations. SBIC Partners may, at any time, require the Company to engage a reputable, nationally-recognized underwriter reasonably acceptable to the Board of Directors to register shares of the Company's Common Stock under the Securities Act and to include in such registration that number of shares of Common Stock that equal up to 20% of the aggregate number of shares of the capital stock of the Company held by SBIC Partners and its affiliates.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statue prohibits a publicly held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved by the Board of Directors and the holders of at least
66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). A "business combination" includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the three prior years, did own) 15% or more of the corporation's voting stock. This statutory prohibition does not apply if, upon consummation of the transaction in which any person becomes an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock of the corporation (excluding shares held by persons who are both directors and officers or by certain stock option plans).

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Class B Common Stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204, and its telephone number is (818) 502-1404.

LISTING

    The Class B Common Stock has been approved for listing on the Nasdaq National Market under the symbol "VINT". The Company has not applied to list its shares of Class B Common Stock on any other exchange or quotation system.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Class B Common Stock offered hereby will be passed upon for the Company by Riordan & McKinzie, a Professional Corporation, Los Angeles, California. Certain principals of Riordan & McKinzie own an aggregate of 59,916 shares of Class B Common Stock. The validity of the Class B Common Stock offered hereby will be passed upon for the Underwriters by Sullivan & Cromwell, Los Angeles, California.

                                    EXPERTS

    The financial statements of Golden State Vintners, Inc. as of June 30, 1996 and 1997 and March 31, 1998 and for the period April 27, 1995 to June 30, 1995, for the years ended June 30, 1996 and 1997 and for the nine months ended March 31, 1998 and the financial statements of Golden State Vintners ("Predecessor") for the period July 1, 1994 to April 26, 1995 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

    The statements in this Prospectus on page three in the second sentence of the fourth paragraph, on page four in the third and fourth sentences of the second paragraph, on page twenty-seven in the third and fourth sentences of the fifth paragraph, on page thirty in the first and second sentences of the first paragraph, the second and third sentences of the second paragraph and the second sentence of the third paragraph, on page thirty-four in the fourth sentence of the second paragraph, and on page thirty-eight in the second sentence of the fourth paragraph and the fourth sentence of the fifth paragraph have been reviewed and approved by Gomberg, Fredrikson & Associates, a wine industry consulting firm.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a Registration Statement under the Securities Act with respect to the Class B Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Class B Common Stock offered hereby, reference is hereby made to such Registration Statement, exhibits and schedules. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete; with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549; the New York Regional Office located at 7 World Trade Center, 13th Floor, New York, New York 10048; and the Chicago Regional Office located at Citicorp Center, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

    The Company intends to furnish to its stockholders annual reports containing audited financial statements and quarterly reports containing unaudited interim financial information for the first three fiscal quarters of each fiscal year of the Company.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................        F-2

Consolidated Balance Sheets as of June 30, 1996 and 1997 and March 31, 1998...........        F-3

Consolidated Statements of Operations for the Period July 1, 1994 to April 26, 1995
  (Predecessor), for the Period April 27, 1995 to June 30, 1995, for the Years Ended
  June 30, 1996 and 1997, and for the Nine Months Ended March 31, 1997 (Unaudited) and
  1998................................................................................        F-4

Consolidated Statements of Stockholders' Equity for the Period July 1, 1994 to April
  26, 1995 (Predecessor), for the Period April 27, 1995 to June 30, 1995, for the
  Years Ended June 30, 1996 and 1997, and for the Nine Months Ended March 31, 1998....        F-5

Consolidated Statements of Cash Flows for the Period July 1, 1994 to April 26, 1995
  (Predecessor), for the Period April 27, 1995 to June 30, 1995, for the Years Ended
  June 30, 1996 and 1997, and for the Nine Months Ended March 31, 1997 (Unaudited) and
  1998................................................................................        F-6

Notes to Consolidated Financial Statements............................................        F-7

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Golden State Vintners, Inc.

    We have audited the accompanying consolidated balance sheets of Golden State Vintners, Inc. and subsidiaries (the "Company") as of June 30, 1996 and 1997 and March 31, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from April 27, 1995 to June 30, 1995, for the years ended June 30, 1996 and 1997 and for the nine-month period ended March 31, 1998. We also audited the consolidated statements of operations, stockholders' equity and cash flows of Golden State Vintners ("Predecessor") for the period from July 1, 1994 to April 26, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1996 and 1997 and March 31, 1998, and the results of its operations and its cash flows for the period from April 27, 1995 to June 30, 1995, for the years ended June 30, 1996 and 1997 and for the nine-month period ended March 31, 1998, in conformity with generally accepted accounting principles. Further, in our opinion, the Golden State Vintners financial statements present fairly, in all material respects, the results of its operations and its cash flows for the period from July 1, 1994 to April 26, 1995 in conformity with generally accepted accounting principles.

    As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for certain inventories in 1996 and in 1997.

Fresno, California
June 17, 1998
(July 20, 1998 as to Note 15)

DELOITTE & TOUCHE LLP

                          GOLDEN STATE VINTNERS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                              JUNE 30,               MARCH 31,
                                                                    -----------------------------  --------------
                                                                        1996            1997            1998
                                                                    -------------  --------------  --------------
ASSETS
CURRENT ASSETS:
    Cash and equivalents..........................................  $   1,212,161  $    1,218,525  $    3,425,138
    Trade receivables.............................................      7,486,944       5,640,252      10,086,418
    Inventories...................................................     18,318,978      23,424,008      31,155,832
    Refundable income taxes.......................................       --              --             3,709,491
    Deferred income taxes.........................................        151,744         219,154         846,091
    Refundable deposits and prepaid expenses......................      1,380,410         869,996         658,350
                                                                    -------------  --------------  --------------
      Total current assets........................................     28,550,237      31,371,935      49,881,320
PROPERTY, PLANT AND EQUIPMENT -- Net..............................     61,280,738      70,193,214      74,326,787
DEFERRED FINANCING COSTS..........................................        603,758         546,186         431,809
                                                                    -------------  --------------  --------------
TOTAL ASSETS......................................................  $  90,434,733  $  102,111,335  $  124,639,916
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------
LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Bank line of credit.............................................  $   9,000,000  $   12,800,000  $   18,300,000
  Accounts payable................................................      5,566,840       2,526,870       3,729,756
  Payable to growers..............................................        936,107       1,063,049       1,196,764
  Payroll and related liabilities.................................        758,280       1,391,004      11,467,829
  Other accrued liabilities.......................................        284,638         282,869       2,629,275
  Income taxes payable............................................       --               547,612        --
  Current portion of long-term debt...............................      2,036,976       2,773,984       3,396,085
  Accrued interest................................................        632,648         600,486         916,324
                                                                    -------------  --------------  --------------
    Total current liabilities.....................................     19,215,489      21,985,874      41,636,033
LONG-TERM DEBT....................................................     42,973,404      49,780,591      48,022,914
DEFERRED INCOME TAXES.............................................      6,891,009       6,968,737       9,390,126
DEFERRED COMPENSATION.............................................        650,606       1,989,112        --
REDEEMABLE PREFERRED STOCK........................................     10,033,987       8,813,415       8,914,630
COMMITMENTS AND CONTINGENCIES (Notes 11 and 12)...................
STOCKHOLDERS' EQUITY:.............................................
  Common stock:
    Class A common stock; 1,885,000 shares issued and outstanding
      at June 30, 1996............................................          6,500        --              --
    Class B common stock; 3,770,000 shares issued and outstanding at June 30, 1996 and 5,561,012 at June 30, 1997 and March
      31, 1998....................................................         13,000          19,176          19,176
    Class E common stock; 1,200,829 shares issued and
      outstanding.................................................          4,141           4,141           4,141
    Class K common stock; 99,860 shares issued and outstanding at
      June 30, 1997 and March 31, 1998............................       --                   344             344
  Additional paid-in capital......................................     11,796,754       8,844,136       8,844,136
  Retained earnings (deficit).....................................     (1,150,157)      3,705,809       7,808,416
                                                                    -------------  --------------  --------------
      Total stockholders' equity..................................     10,670,238      12,573,606      16,676,213
                                                                    -------------  --------------  --------------
TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS'
  EQUITY..........................................................  $  90,434,733  $  102,111,335  $  124,639,916
                                                                    -------------  --------------  --------------
                                                                    -------------  --------------  --------------

                See notes to consolidated financial statements.

                          GOLDEN STATE VINTNERS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   SUCCESSOR
                                PREDECESSOR    ---------------------------------------------------------------------------------
                               --------------                                                      NINE MONTHS ENDED MARCH 31,
                                JULY 1, 1994                           YEAR ENDED JUNE 30,
                                TO APRIL 26,   APRIL 27, 1995 TO  ------------------------------  ------------------------------
                                    1995         JUNE 30, 1995         1996            1997                            1998
                               --------------  -----------------  --------------  --------------       1997       --------------
                                                                                                  --------------
                                                                                                   (UNAUDITED)
REVENUES, net:
  Bulk wine..................   $ 23,741,308     $   2,340,399    $   33,816,249  $   50,227,982  $   47,400,845  $   53,815,223
  Wine grapes................     12,874,703          --              15,183,028      18,585,126      18,585,126      22,817,042
  Case goods.................      4,591,784         1,696,304        11,335,407      15,829,183      11,808,908      15,080,553
  Brandy and spirits.........      1,642,710               334        11,420,661      11,142,534      10,883,548       9,961,874
                               --------------  -----------------  --------------  --------------  --------------  --------------
    Total revenues...........     42,850,505         4,037,037        71,755,345      95,784,825      88,678,427     101,674,692
COST OF SALES................     34,771,874         3,948,872        58,468,362      71,661,816      66,846,120      75,624,507
                               --------------  -----------------  --------------  --------------  --------------  --------------
GROSS PROFIT.................      8,078,631            88,165        13,286,983      24,123,009      21,832,307      26,050,185
SELLING, GENERAL AND
  ADMINISTRATIVE EXPENSES....      3,363,255           950,808         5,042,425       7,408,179       5,314,977      13,066,398
                               --------------  -----------------  --------------  --------------  --------------  --------------
INCOME (LOSS) FROM
  OPERATIONS.................      4,715,376          (862,643)        8,244,558      16,714,830      16,517,330      12,983,787
INTEREST EXPENSE.............     (2,796,664)         (919,590)       (5,343,637)     (5,879,945)     (4,480,655)     (5,203,209)
OTHER EXPENSE, net...........        (45,020)           (1,512)         (394,370)       (676,701)       (677,130)       (165,350)
                               --------------  -----------------  --------------  --------------  --------------  --------------
INCOME (LOSS) BEFORE INCOME
  TAXES......................      1,873,692        (1,783,745)        2,506,551      10,158,184      11,359,545       7,615,228
INCOME TAXES.................        --               --                 583,000       3,988,000       4,464,000       2,877,000
                               --------------  -----------------  --------------  --------------  --------------  --------------
NET INCOME (LOSS)............   $  1,873,692     $  (1,783,745)   $    1,923,551  $    6,170,184  $    6,895,545  $    4,738,228
                               --------------  -----------------  --------------  --------------  --------------  --------------
                               --------------  -----------------  --------------  --------------  --------------  --------------
REDEEMABLE PREFERRED STOCK
  DIVIDENDS..................        --               --              (1,289,962)     (1,314,218)       (678,597)       (635,621)
REDEMPTION OF JUNIOR
  PREFERRED STOCK............        --               --                --              (404,682)       (404,682)       --
                               --------------  -----------------  --------------  --------------  --------------  --------------
INCOME/(LOSS) AVAILABLE TO
  COMMON STOCKHOLDERS........        --          $  (1,783,745)   $      633,589  $    4,451,284  $    5,812,266  $    4,102,607
                               --------------  -----------------  --------------  --------------  --------------  --------------
EARNINGS (LOSS) PER SHARE:
  BASIC                                          $        (.26)   $          .09  $          .65  $          .85  $          .60
                                               -----------------  --------------  --------------  --------------  --------------
  DILUTED                                        $        (.26)   $          .09  $          .65  $          .83  $          .57
                                               -----------------  --------------  --------------  --------------  --------------
WEIGHTED AVERAGE SHARES
  OUTSTANDING
  BASIC......................        --              6,855,829         6,855,829       6,860,237       6,859,746       6,861,701
                               --------------  -----------------  --------------  --------------  --------------  --------------
  DILUTED....................        --              6,855,829         6,855,829       6,860,237       7,080,333       7,318,583
                               --------------  -----------------  --------------  --------------  --------------  --------------

                See notes to consolidated financial statements.

                          GOLDEN STATE VINTNERS, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                              PREFERRED STOCK                             COMMON STOCK
                                     ---------------------------------  -------------------------------------------------
                                     SERIES A    SERIES B    SERIES C     CLASS A      CLASS B      CLASS E     CLASS K
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
PREDECESSOR:
BALANCE, JULY 1, 1994..............  $ 122,951   $  77,049   $  --       $  --        $  --        $  --       $8,882,572
  Conversion of warrants to
    preferred stock................     --          --       $ 363,258      --           --           --           --
  Capital stock redemptions........     --          --         (80,097)     --           --           --          (11,404)
  Net income.......................     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, APRIL 26, 1995............  $ 122,951   $  77,049   $ 283,161   $  --        $  --        $  --       $8,871,168
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
-------------------------------------------------------------------------------------------------------------------------
SUCCESSOR:
BALANCE, APRIL 27, 1995............  $  --       $  --       $  --       $   6,500    $  13,000    $   4,141   $   --
  Net loss.........................     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, JUNE 30, 1995.............     --          --          --           6,500       13,000        4,141       --
  Dividends paid...................     --          --          --          --           --           --           --
  Net income.......................     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, JUNE 30, 1996.............     --          --          --           6,500       13,000        4,141       --
  Repurchase of common stock.......     --          --          --          (6,500)      (3,397)      --           --
  Issuance of common stock.........     --          --          --          --            9,573       --              344
  Redemption of Junior Preferred
    Stock..........................     --          --          --          --           --           --           --
  Dividends paid...................     --          --          --          --           --           --           --
  Net income.......................     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, JUNE 30, 1997.............     --          --          --          --           19,176        4,141          344
  Dividends paid...................     --          --          --          --           --           --           --
  Net income.......................     --          --          --          --           --           --           --
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
BALANCE, MARCH 31, 1998............  $  --       $  --       $  --       $  --        $  19,176    $   4,141   $      344
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------
                                     ---------  -----------  ---------  -----------  -----------  -----------  ----------

                                     ADDITIONAL    RETAINED
                                       PAID-IN     EARNINGS
                                       CAPITAL     (DEFICIT)      TOTAL
                                     -----------  -----------  -----------
PREDECESSOR:
BALANCE, JULY 1, 1994..............  $   --       $ 4,706,406  $13,788,978
  Conversion of warrants to
    preferred stock................      --          (363,258)     --
  Capital stock redemptions........      --           --           (91,501)
  Net income.......................      --         1,873,692    1,873,692
                                     -----------  -----------  -----------
BALANCE, APRIL 26, 1995............  $   --       $ 6,216,840  $15,571,169
                                     -----------  -----------  -----------
                                     -----------  -----------  -----------
-----------------------------------
SUCCESSOR:
BALANCE, APRIL 27, 1995............  $11,796,754  $   --       $11,820,395
  Net loss.........................      --        (1,783,745)  (1,783,745)
                                     -----------  -----------  -----------
BALANCE, JUNE 30, 1995.............   11,796,754   (1,783,745)  10,036,650
  Dividends paid...................      --        (1,289,963)  (1,289,963)
  Net income.......................      --         1,923,551    1,923,551
                                     -----------  -----------  -----------
BALANCE, JUNE 30, 1996.............   11,796,754   (1,150,157)  10,670,238
  Repurchase of common stock.......   (9,738,013)     --        (9,747,910)
  Issuance of common stock.........    7,190,077      --         7,199,994
  Redemption of Junior Preferred
    Stock..........................     (404,682)     --          (404,682)
  Dividends paid...................      --        (1,314,218)  (1,314,218)
  Net income.......................      --         6,170,184    6,170,184
                                     -----------  -----------  -----------
BALANCE, JUNE 30, 1997.............    8,844,136    3,705,809   12,573,606
  Dividends paid...................      --          (635,621)    (635,621)
  Net income.......................      --         4,738,228    4,738,228
                                     -----------  -----------  -----------
BALANCE, MARCH 31, 1998............  $ 8,844,136  $ 7,808,416  $16,676,213
                                     -----------  -----------  -----------
                                     -----------  -----------  -----------

                See notes to consolidated financial statements.

                          GOLDEN STATE VINTNERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                  (SUCCESSOR)
                                      (PREDECESSOR)   --------------------------------------------------------------------
                                      --------------                                                NINE MONTHS ENDED
                                       JULY 1, 1994    APRIL 27,       YEAR ENDED JUNE 30,              MARCH 31,
                                       TO APRIL 26,   1995 TO JUNE  --------------------------  --------------------------
                                           1995         30, 1995        1996          1997                        1998
                                      --------------  ------------  ------------  ------------      1997      ------------
                                                                                                ------------
                                                                                                (UNAUDITED)
OPERATING ACTIVITIES:
  Net income (loss).................   $  1,873,692   $ (1,783,745) $  1,923,551  $  6,170,184  $  6,895,545  $  4,738,228
  Adjustments to reconcile net
    income (loss) to net cash
    provided by operating
    activities:
    Depreciation and amortization...      1,926,064        754,557     3,319,119     4,206,932     3,524,704     3,767,650
    Loss on disposal of assets......        --             --            583,885        25,629        43,956        24,687
    Accrual for deferred
      compensation..................        --             --            650,606     1,338,506       889,758       --
    Accrual for incentive
      compensation..................        --             --            --            --            --          8,800,000
    Deferred income taxes...........        --             --            172,476        10,319       --          1,794,452
    Changes in assets and
      liabilities, net of effects of
      acquisition of GSV:
      Trade receivables.............     (3,058,165)     3,421,309    (4,405,082)    1,846,692        60,010    (4,446,166)
      Inventories...................      2,402,322     (1,738,448)   (3,892,132)   (5,198,884)   (2,760,258)   (8,046,682)
      Prepaid expenses..............       (114,304)       107,336      (150,065)     (216,586)       40,631      (509,907)
      Accounts payable..............       (540,652)      (987,514)    2,868,362    (3,039,970)   (3,132,387)    1,202,886
      Payable to growers............       (324,446)       --            693,674       126,942       227,288       133,715
      Accrued interest..............        (53,806)       510,771       204,232       (32,162)     (116,183)      315,838
      Payroll and related
        liabilities.................        (41,792)       (30,546)      519,755       632,724       445,289      (712,287)
      Other accrued liabilities.....        106,926        (79,494)      185,632        (1,769)     (155,582)    2,346,406
      Income taxes payable..........        --             --            --            547,612     1,423,662    (4,257,103)
                                      --------------  ------------  ------------  ------------  ------------  ------------
      Net cash provided by operating
        activities..................      2,175,839        174,226     2,674,013     6,416,169     7,386,433     5,151,717
                                      --------------  ------------  ------------  ------------  ------------  ------------
INVESTING ACTIVITIES:
  Purchases of property, plant and
    equipment.......................     (3,221,612)    (8,967,237)   (3,535,887)   (4,777,797)   (2,675,934)   (5,524,230)
  Acquisition of GSV................        --         (20,852,119)      --            --            --            --
  Refund (payment) of deposits......        --            (210,000)     (117,000)      727,000       167,000       142,000
                                      --------------  ------------  ------------  ------------  ------------  ------------
    Net cash used in investing
      activities....................     (3,221,612)   (30,029,356)   (3,652,887)   (4,050,797)   (2,508,934)   (5,382,230)
                                      --------------  ------------  ------------  ------------  ------------  ------------
FINANCING ACTIVITIES:
  Borrowings on line of credit......     21,404,853        700,000    25,102,910    24,708,097    19,788,097    52,000,000
  Payments on line of credit........    (20,054,853)      (950,000)  (19,602,910)  (20,908,097)  (18,325,000)  (46,500,000)
  Cash overdraft....................         18,403        392,154      (410,557)      --            --            --
  Borrowings on long-term debt......        345,147     40,975,000       --          2,568,922       611,442       --
  Payments on long-term debt........       (526,909)   (30,078,898)   (1,765,407)   (3,022,213)   (2,659,245)   (2,417,253)
  Payment of financing costs........       (869,637)      (735,880)      (40,284)     (114,208)     (106,572)      (10,000)
  Payment of dividends..............        --             --         (1,289,963)   (1,314,218)     (678,597)     (635,621)
  Issuance of capital stock.........        --          19,750,000       --          7,199,994     7,199,994       --
  Repurchase of common stock........        (11,404)       --            --         (9,747,910)   (9,747,910)      --
  Redemption of preferred stock.....        (80,097)       --            --         (1,729,375)   (1,729,375)      --
                                      --------------  ------------  ------------  ------------  ------------  ------------
    Net cash provided by (used in)
      financing activities..........        225,503     30,052,376     1,993,789    (2,359,008)   (5,647,166)    2,437,126
                                      --------------  ------------  ------------  ------------  ------------  ------------
INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS.......................       (820,270)       197,246     1,014,915         6,364      (769,667)    2,206,613
CASH AND EQUIVALENTS, BEGINNING OF
  PERIOD............................        820,270        --            197,246     1,212,161     1,212,161     1,218,525
                                      --------------  ------------  ------------  ------------  ------------  ------------
CASH AND EQUIVALENTS, END OF
  PERIOD............................   $    --        $    197,246  $  1,212,161  $  1,218,525  $    442,494  $  3,425,138
                                      --------------  ------------  ------------  ------------  ------------  ------------
                                      --------------  ------------  ------------  ------------  ------------  ------------

                See notes to consolidated financial statements.

                          GOLDEN STATE VINTNERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

1.  ORGANIZATION AND OPERATIONS

    Golden State Vintners, Inc. (the "Company"), formerly Golden State Acquisition Corp., a Delaware corporation, was formed on April 26, 1995 for the purpose of acquiring and holding for investment all of the outstanding capital stock of Golden State Vintners ("GSV"), a California corporation. Such acquisition occurred on April 27, 1995 (see Note 3). The Company constitutes the successor company (Successor). The historical results of operations for the period July 1, 1994 to April 26, 1995 are the results of GSV (Predecessor).

    The Company processes and bottles wine, brandy and juice for sale, primarily in bulk, to other wineries and processors located principally in California. The Company experiences seasonal fluctuations in its revenues. Due to the inherent seasonality of its grape harvesting and crushing operations, the Company generally reports its highest revenues and net income in its first and second fiscal quarters.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the Company, its wholly owned subsidiary, GSV, and an 80% owned partnership, GSV International Trading Company. All significant intercompany transactions and accounts have been eliminated.

  INTERIM FINANCIAL INFORMATION

    The financial information as of March 31, 1997 and 1998 and for each of the nine-months then ended includes all adjustments (consisting only of normal recurring accruals) that the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Operating results for any quarter are not necessarily indicative of the results for any future period. The financial information as of March 31, 1997 and for the nine months then ended is unaudited.

  ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The fair value of certain financial instruments, including cash, receivables, accounts payable, and other accrued liabilities, approximate the amounts recorded in the balance sheet because of the relatively short-term maturities of these financial instruments. The fair value of bank, insurance company and other long-term financing at March 31, 1998 approximate the amounts recorded in the balance sheet based on information available to the Company with respect to current interest rates and terms for similar debt instruments. It is not practicable to estimate the fair value of the redeemable preferred stock because it is not traded in the open market and hence its value is not readily determinable.

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company considers cash equivalents to include all short-term investments with an original maturity of three months or less.

  RECEIVABLES

    Substantially all accounts receivable are due from major wineries and wine distributors located principally in California. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Trade and other receivables at June 30, 1996 and 1997 and March 31, 1998 are net of an allowance for doubtful accounts of $180,000, $100,000 and $188,000, respectively.

  INVENTORIES

    The Company changed its method of costing wine inventories effective July 1, 1995 from the first-in, first-out ("FIFO") method, to the last-in, first-out ("LIFO") method. The Company also changed to the LIFO method for brandy inventory effective July 1, 1996. Management believes that the LIFO method matches current costs with current revenues and more clearly reflects the Company's results of operations. Inventories at June 30, 1996 and 1997 and March 31, 1998 would have been higher by $135,525, $1,694,299 (including $519,997 for brandy inventories) and $1,622,302 (including $751,689 for brandy inventories), respectively, had the Company used FIFO cost rather than LIFO cost for valuation of its inventories. The cumulative effect of these changes to the LIFO method on the operating results as of the beginning of 1996 and 1997 and the pro forma effects on the operating results of prior years have not been presented as the effects are not readily determinable. Juice is stated at the lower of average cost or net realizable value. Inventories of supplies are stated at the lower of FIFO cost or market. Costs associated with the current year's unharvested grape crop are deferred and recognized in the subsequent year when the grapes are harvested. Wine inventories are classified as current assets in accordance with recognized trade practice although some products will not be sold in the following year.

  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated lives of the related assets, as follows:

Land Improvements...................................        30 years
Vineyards...........................................        20 years
Buildings...........................................   7 to 48 years
Cooperage...........................................  10 to 30 years
Equipment...........................................   7 to 20 years

    Costs incurred in developing vineyards are capitalized until the vineyards become commercially productive. Maintenance and repairs are charged to operating costs as incurred. The cost of betterments is capitalized. Gains or losses on the disposition of assets are included in income. Amortization of assets held under capital leases is included in depreciation expense.

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In the year ended June 30, 1997, the Company adopted Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The standard requires impairment losses to be recorded on long-lived assets and certain intangible assets when the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Adoption of this standard had no impact on the Company's financial statements.

  DEFERRED FINANCING COSTS

    Financing costs incurred to obtain new financing are deferred and amortized over the term of the related loan. At June 30, 1996 and 1997 and March 31, 1998, such costs were $603,758, $546,186 and $431,809, respectively, which were net of accumulated amortization of $171,704, $316,138 and $447,180, respectively.

  REVENUE RECOGNITION

    Sales of bulk wine, juice and brandy are recognized at the time the product specifications of the purchase contract are met and the product has been accepted by the buyer, title has passed to the buyer, and there is no right of return of the product. In certain cases the contract requirements may specify that the Company store such product after it has been sold and may require the buyer to pay a storage fee. Sales of wine grapes and cased goods are recognized at the time of delivery to the customer. Wine processing and storage fees are recognized as those services are provided. At June 30, 1996 and 1997 and at March 31, 1998 revenues relating to product owned by others but held by the Company were approximately $14,022,000, $27,646,000 and $46,774,000, respectively.

  MAJOR CUSTOMERS

    Wine grape sales are primarily to one customer that accounted for approximately 24% of revenues in the period July 1, 1994 to April 26, 1995 (Predecessor), approximately 15% and 17% of revenues in the years ended June 30, 1996 and 1997, respectively, and approximately 19% of revenues in each of the nine-months ended March 31, 1997 and 1998, respectively. A significant portion of the Company's wine grape sales contracts with this customer expires in 1998 such that revenues from sales of wine grapes to such customer after 1998 will not be significant. The Company plans to use the remaining wine grape tonnage for the production of bulk wine or cased goods.

    The Company's brandy sales are primarily to one customer. Such sales, together with bulk wine and case goods sales to such customer, accounted for approximately 19% and 16% of revenues in the years ended June 30, 1996 and 1997, respectively, and approximately 17% and 14% of revenues in each of the nine-months ended March 31, 1997 and 1998, respectively.

  INCOME TAXES

    The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("FAS 109"), and provides deferred income taxes for the differences between the tax bases of assets and liabilities and their related financial statement amounts using current income tax rates.

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  STOCK-BASED COMPENSATION

    The Company accounts for stock-based awards using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and recognizes compensation expense for certain stock-based awards granted to employees as required by APB 25. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), became effective in fiscal year 1997 and requires disclosure of certain pro forma information as if the Company adopted the fair value method of accounting for stock-based compensation prescribed by FAS 123 (see Note 9).

  EARNINGS (LOSS) PER SHARE

    In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("FAS 128"). This Statement simplifies the standards for computing earnings per share ("EPS") and makes them comparable to international EPS standards. FAS 128 replaces the presentation of primary EPS with a presentation of basic EPS. In addition, entities with complex capital structures are required to provide disclosure of diluted EPS. Basic earnings (loss) per share is computed by dividing income
(loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed by dividing income (loss) available to common stockholders adjusted for the effects of preferred stock dividends, interest on convertible debt, and other changes in income or loss resulting from the presumed conversion of potential common shares, if any, by the weighted average common shares outstanding during the period plus potential common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Basic and fully diluted earnings per share ("EPS") are determined as follows:

                                                                           SUCCESSOR
                                                ---------------------------------------------------------------
                                                 APRIL 27,                                 NINE MONTHS ENDED
                                                  1995 TO       YEAR ENDED JUNE 30,            MARCH 31,
                                                  JUNE 30,    ------------------------  -----------------------
                                                    1995         1996         1997                      1998
                                                ------------  -----------  -----------     1997      ----------
                                                                                        -----------
                                                                                        (UNAUDITED)
BASIC EPS COMPUTATION
Numerator:
  Net income (loss)...........................   $(1,783,745) $ 1,923,551  $ 6,170,184   $6,895,545  $4,738,228
  Less: Redeemable preferred stock
    dividends.................................       --        (1,289,962)  (1,314,218)   (678,597)    (635,621)
       Redemption of Junior Preferred Stock...       --           --          (404,682)   (404,682)      --
                                                ------------  -----------  -----------  -----------  ----------
  Income (loss) available to common
    stockholders..............................   $(1,783,745) $   633,589  $ 4,451,284   $5,812,266  $4,102,607
                                                ------------  -----------  -----------  -----------  ----------
                                                ------------  -----------  -----------  -----------  ----------
Denominator:
  Weighted average common shares..............    6,855,829     6,855,829    6,860,237   6,859,746    6,861,701
                                                ------------  -----------  -----------  -----------  ----------
                                                ------------  -----------  -----------  -----------  ----------
Basic EPS.....................................   $     (.26)  $       .09  $       .65   $     .85   $      .60
                                                ------------  -----------  -----------  -----------  ----------
                                                ------------  -----------  -----------  -----------  ----------
DILUTED EPS COMPUTATION
Numerator:
  Income available to common stockholders.....   $(1,783,745) $   633,589  $ 4,451,284   $5,812,266  $4,102,607
  Add: Junior Preferred Stock dividends.......       --           --           --           78,597       35,621
                                                ------------  -----------  -----------  -----------  ----------
  Income available to common stockholders and
    assumed conversions.......................   $(1,783,745) $   633,589  $ 4,451,284   $5,890,863  $4,138,228
                                                ------------  -----------  -----------  -----------  ----------
                                                ------------  -----------  -----------  -----------  ----------
Denominator:
  Weighted average common shares outstanding..    6,855,829     6,855,829    6,860,237   6,859,746    6,861,701
  Junior Preferred Stock......................       --           --           --          220,587      130,343
  Stock options...............................       --           --           --           --          326,539
                                                ------------  -----------  -----------  -----------  ----------
  Adjusted weighted average common shares.....    6,855,829     6,855,829    6,860,237   7,080,333    7,318,583
                                                ------------  -----------  -----------  -----------  ----------
                                                ------------  -----------  -----------  -----------  ----------
Diluted EPS...................................   $     (.26)  $       .09  $       .65   $     .83   $      .57
                                                ------------  -----------  -----------  -----------  ----------
                                                ------------  -----------  -----------  -----------  ----------

    Options to purchase 800,933 and 1,603,980 shares of common stock at various prices per share were outstanding at June 30, 1997 and March 31, 1998, respectively, but were not included in diluted EPS computations because the exercise prices were greater than the estimated fair values of the common shares for the period then ended.

    EPS for the period July 1, 1994 to April 26, 1995 (Predecessor) has not been presented as it is not considered meaningful in light of the significant changes in capital structure resulting from the Company's acquisition of GSV. All share and per share amounts related to the EPS computations have been adjusted retroactively to give the effect of the stock split described in Note 15.

  NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (the "Board') adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires that an

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) enterprise report, by major components and as a single total, the change in its net assets during the period from nonowner sources. In June 1997, the Board also adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise or Related Information," which requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Adoption of these statements will not impact the Company's consolidated financial position, results of operations or cash flows; however, the Company is assessing the impact of such statements on the disclosures made in the notes to its consolidated financial statements. These statements are effective for the Company's fiscal year beginning July 1, 1998.

3. ACQUISITION

    On April 27, 1995, pursuant to a stock purchase agreement, the Company purchased substantially all of the outstanding common and preferred stock of GSV for cash consideration of $20,852,119. In addition, 523,980 shares of junior exchangeable preferred stock (value of $2,024,502) were issued in connection with this acquisition. The total value of the purchase transaction, including transaction costs of $1,763,258, was $24,639,879.

    The Company financed the purchase of GSV stock by issuing a combination of debt and equity securities as follows:

    - 100,000 shares of Senior Redeemable Exchangeable Preferred Stock (value, $7,929,605)

    - 1,200,829 shares of Class E common stock (value, $2,070,395)

    - 1,885,000 shares of Class A common stock (value, $3,250,000)

    - 3,770,000 shares of Class B common stock (value, $6,500,000)

    - 523,980 shares of 6% Junior Exchangeable Preferred Stock (value,
      $2,024,502)

    - $35,000,000 Senior Secured First Mortgage Notes

    - $8,000,000 revolving bank line of credit

    Proceeds from the Senior Secured First Mortgage Notes and the revolving bank line of credit were used to pay off existing GSV debt and certain transaction costs.

    The acquisition of GSV has been accounted for under the purchase accounting method whereby the purchase price has been allocated to the assets acquired and liabilities assumed based on their fair values at the date of acquisition. The excess of estimated fair value of the net assets acquired over the purchase price (approximately $11,517,000) was used to reduce the valuation assigned to property, plant and equipment. Application of purchase accounting resulted in a net increase in the recorded amount of net assets acquired of approximately $7,826,000 at the acquisition date.

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

4.  INVENTORIES

    Inventories consist of the following:

                                              JUNE 30, 1996   JUNE 30, 1997   MARCH 31, 1998
                                              --------------  --------------  --------------
Bulk wine...................................  $    7,069,599  $   12,033,151  $   19,591,608
Cased and bottled wine......................       1,333,063         964,418       4,133,731
Brandy......................................       1,324,502       1,198,129       2,375,826
Juice, supplies and other...................       1,336,385       2,849,394       1,025,895
Unharvested crop costs......................       7,255,429       6,378,916       4,028,772
                                              --------------  --------------  --------------
  Total.....................................  $   18,318,978  $   23,424,008  $   31,155,832
                                              --------------  --------------  --------------
                                              --------------  --------------  --------------

5.  PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following:

                                              JUNE 30, 1996   JUNE 30, 1997
                                              --------------  --------------
                                                                              MARCH 31, 1998
                                                                              --------------
Land and improvements.......................  $   10,467,504  $   11,657,660  $   12,378,800
Vineyards...................................      25,813,207      26,167,912      26,203,023
Buildings...................................       6,511,391      10,008,507      11,092,317
Cooperage...................................      11,227,413      14,188,452      14,853,039
Equipment...................................       9,674,693      11,840,733      14,911,188
Construction in progress....................       1,306,011       3,778,531       5,413,779
                                              --------------  --------------  --------------
  Total.....................................      65,000,219      77,641,795      84,852,146
Less accumulated depreciation and
  amortization..............................       3,719,481       7,448,581      10,525,359
                                              --------------  --------------  --------------
Property, plant and equipment--net..........  $   61,280,738  $   70,193,214  $   74,326,787
                                              --------------  --------------  --------------
                                              --------------  --------------  --------------

    In December 1996, the Company purchased a wine processing facility, including land, buildings, improvements, equipment and related personal property, located near Soledad, California, for total consideration of approximately $4,500,000. The Company financed approximately $3,800,000 and $500,000 in two new debt agreements with a bank and the previous owner, respectively.

    In May 1997, the Company purchased a wine warehouse located near the Company's Napa processing facility. The purchase price approximated $2,200,000 which included land, building, improvements and personal property. In connection with this acquisition, GSV assumed two existing notes of $1,994,000 and $62,000.

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

6.  BANK LINE OF CREDIT AND LONG-TERM DEBT

    The Company has a revolving bank line of credit which provides for loans of up to $22,500,000 with variable interest based on interest rate options elected by the Company (8.85%, 7.46% and 8.50% at June 30, 1996 and 1997 and March 31, 1998, respectively). Borrowings on the line were $9,000,000, $12,800,000 and $18,300,000 at June 30, 1996 and 1997 and March 31, 1998, respectively. Unused availability under the line of credit was $4,200,000 at March 31, 1998. The agreement expired in March 1998, however the Company renewed the line under substantially the same terms in April 1998 (see Note 15).

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

6.  BANK LINE OF CREDIT AND LONG-TERM DEBT (CONTINUED)
    Long-term debt as of June 30, 1996 and 1997 and March 31, 1998 is as follows:

                                                                             JUNE 30,               MARCH 31,
                                                                  ------------------------------  --------------
                                                                       1996            1997            1998
                                                                  --------------  --------------  --------------
Insurance company Senior Secured First Mortgage Notes, principal and interest (9.69% through April 2000 and at 2.75% above the short-term U.S. Treasury Note rate thereafter) payable
  $370,000 monthly, balance of $18,845,000 due April 1, 2005....  $   34,192,371  $   33,020,446  $   32,064,217
Bank term loan at variable market interest rate options elected by the Company (7.84% at June 30, 1997), interest payable
  monthly, annual principal payments of $325,000 in 1996 and
  1997 and $413,000 thereafter, balance of $2,984,000 due on
  March 5, 2005.................................................       4,550,000       5,875,000       5,462,000
Bank term loan at variable interest rate options elected by the
  Company (7.84% at June 30, 1997), interest payable monthly, annual principal payments of $560,000, balance of $1,680,000
  due on March 5, 2005..........................................        --             5,600,000       5,040,000
Insurance company note payable, interest at 11.6% payable
  annually, annual principal payments of $200,000, balance of
  $1,724,000 due on October 1, 2002.............................       2,724,156       2,724,156       2,524,156
Bank term loan, interest payable monthly at 8%, principal and interest payable $19,790 monthly, balance of $1,926,000 due
  January 15, 2000..............................................        --             1,992,521       1,968,874
Unsecured loan due to related party, non-interest bearing,
  discounted (at 10%) to present value, payable based on excess
  cash flows (as defined).......................................         847,929         828,750         829,848
Note payable, interest at 10%, payable semi-annually, principal
  due May 5, 2000...............................................         500,000         500,000         500,000
Note payable, interest at 8% payable annually, principal due
  December 20, 1998.............................................        --               500,000         500,000
Bank term loan, paid in 1997....................................       1,350,000        --              --
Capital lease obligations and other loans, interest principally
  at 8%.........................................................         845,924       1,513,702       2,529,904
                                                                  --------------  --------------  --------------
  Total.........................................................      45,010,380      52,554,575      51,418,999
Less current portion............................................      (2,036,976)     (2,773,984)     (3,396,085)
                                                                  --------------  --------------  --------------
Long-term portion...............................................  $   42,973,404  $   49,780,591  $   48,022,914
                                                                  --------------  --------------  --------------
                                                                  --------------  --------------  --------------

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

6.  BANK LINE OF CREDIT AND LONG-TERM DEBT (CONTINUED)
    Substantially all of the Company's assets are pledged as collateral for revolving bank loans and long-term debt. The insurance company loan agreement, as amended, and bank credit agreements include various financial covenants which, among other things, require that the Company maintain certain specified financial ratios and restrict the amount of capital expenditures, additional indebtedness and certain investments. Further, dividends may not be declared and paid without prior approval. The Company was not in compliance with the capital expenditures limitations of its bank credit agreements as of June 30, 1997, but a waiver dated November 21, 1997 was subsequently obtained.

    Under the terms of the insurance company Securities Purchase Agreement (the "Agreement") dated April 21, 1995, the Company may, at its option, prepay the outstanding Senior Secured First Mortgage Notes (the "Notes") in whole or in part, after April 1, 1998 at a price equal to the aggregate principal amount of the Notes being redeemed plus accrued interest thereon to the date of redemption, plus a premium equal to the net present value of the excess of the originally scheduled principal and related interest payments through the original maturity date over the corresponding payments that would have been made using the U.S. Treasury Notes rate (or the U.S. Treasury Note rate plus .75% if redemption occurs after April 21, 2000), discounted at the U.S. Treasury Note rate plus .75%. Prepayment of all outstanding Notes and accrued interest thereon is required on the occurrence of certain events, as defined in the Agreement.

    Scheduled annual maturities of long-term debt as of March 31, 1998 for years ending June 30, are as follows:

1998..................................................  $   455,132
1999..................................................    3,506,389
2000..................................................    5,586,359
2001..................................................    3,161,772
2002..................................................    3,505,569
Thereafter............................................   35,203,778
                                                        -----------
  Total...............................................  $51,418,999
                                                        -----------
                                                        -----------

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN

                              ENDED IS UNAUDITED)

7.  INCOME TAXES

    The components of income tax expense are as follows:

                                                                          SUCCESSOR
                               PREDECESSOR    ------------------------------------------------------------------
                             ---------------   APRIL 27, 1995       YEAR ENDED JUNE 30,
                             JULY 1, 1994 TO         TO         ---------------------------   NINE MONTHS ENDED
                             APRIL 26, 1995    JUNE 30, 1995        1996          1997         MARCH 31, 1998
                             ---------------  ----------------  ------------  -------------  -------------------
Current:
  Federal..................    $   --           $    --         $    113,736  $   3,114,991     $     832,556
  State....................        --                --              296,788        862,690           249,992
                             ---------------  ----------------  ------------  -------------  -------------------
                                   --                --              410,524      3,977,681         1,082,548
Deferred:
  Federal..................        --                --              347,074        126,599         1,599,863
  State....................        --                --             (174,598)      (116,280)          194,589
                             ---------------  ----------------  ------------  -------------  -------------------
                                   --                --              172,476         10,319         1,794,452
                             ---------------  ----------------  ------------  -------------  -------------------
                               $   --           $    --         $    583,000  $   3,988,000     $   2,877,000
                             ---------------  ----------------  ------------  -------------  -------------------
                             ---------------  ----------------  ------------  -------------  -------------------

    The Company's income tax provision differs from the amount determined by applying the statutory federal income tax rate, due to the following:

                                                                            SUCCESSOR
                                 PREDECESSOR    -----------------------------------------------------------------
                               ---------------   APRIL 27, 1995      YEAR ENDED JUNE 30,
                               JULY 1, 1994 TO         TO         -------------------------   NINE MONTHS ENDED
                               APRIL 26, 1995    JUNE 30, 1995        1996         1997         MARCH 31, 1998
                               ---------------  ----------------  ------------  -----------  --------------------
Federal statutory tax
  (benefit) rate.............        35.00 %         (35.00)%          35.00%       35.00%           35.00 %
Permanent items..............         0.43           (39.65)             .78          .29              .19
State income taxes, net of
  federal....................        --                --               3.22         4.85             3.85
Rate differential............        (1.00)            1.00            (1.00)       (1.00)           (1.00)
Change in valuation
  allowance..................       (32.29)           75.01             8.62        --               (4.44)
Purchase accounting..........        --                --             (19.79)       --                --
Other........................        (2.14)           (1.36)           (3.57)         .12             4.18
                                   -------          -------       ------------  -----------        -------
                                     --    %           --   %          23.26%       39.26%           37.78 %
                                   -------          -------       ------------  -----------        -------
                                   -------          -------       ------------  -----------        -------

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN
                              ENDED IS UNAUDITED)

    Deferred income taxes at June 30, 1996 and 1997 and March 31, 1998 consist of the following:

                                                                                 JUNE 30              MARCH 31
                                                                        --------------------------  ------------
                                                                            1996          1997          1998
                                                                        ------------  ------------  ------------
Current assets (liabilities):.........................................
  Inventory costing...................................................  $   (418,570) $   (373,872) $   (309,151)
  State franchise taxes...............................................        84,122       270,579        75,670
  Compensation and benefits...........................................       173,200        61,263        59,976
  Capitalized interest................................................       160,207       128,852        77,760
  Reserves............................................................       --            --            856,800
  Other...............................................................       152,785       132,332        85,036
                                                                        ------------  ------------  ------------
    Total.............................................................  $    151,744  $    219,154  $    846,091
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------
Long-term assets (liabilities):
  Purchase accounting.................................................  $ (5,033,711) $ (4,885,216) $ (4,737,735)
  Accelerated depreciation............................................    (5,770,169)   (5,949,469)   (6,907,041)
  Operating loss carryforwards........................................     5,162,329     4,651,121     3,481,759
  Tax credit carryforwards............................................       572,274       450,246       450,246
  Compensation and benefits...........................................       281,712       861,286       --
  Other...............................................................        69,562        76,158       157,599
  Valuation allowance.................................................    (2,173,006)   (2,172,863)   (1,834,954)
                                                                        ------------  ------------  ------------
    Total.............................................................  $ (6,891,009) $ (6,968,737) $ (9,390,126)
                                                                        ------------  ------------  ------------
                                                                        ------------  ------------  ------------

    The Company's tax returns for years 1992 through 1997 have not been examined by the taxing authorities. In the opinion of management, adequate accruals have been made for taxes due in those years. A valuation allowance has been provided for the tax benefits of operating loss and tax credit carryforwards which may not be realizable, due to certain limitations under section 382 of the Internal Revenue Code, as well as uncertainty related to future taxable income.

    As of March 31, 1998, the Company has federal operating loss carryforwards which expire as follows:

2002..................................................  $ 3,082,000
2003..................................................    3,623,000
2004..................................................    3,214,000
2005..................................................      321,000
2010..................................................    2,024,000
                                                        -----------
  Total...............................................  $12,264,000
                                                        -----------
                                                        -----------

    Use of these operating loss carryforwards in any one year is limited to approximately $1,400,000.

8.  REDEEMABLE PREFERRED STOCK

    The Company's redeemable preferred stock as of March 31, 1998 is as follows:

                                                                                 AUTHORIZED    ISSUED    OUTSTANDING
                                                                     PAR VALUE     SHARES      SHARES       SHARES
                                                                    -----------  -----------  ---------  ------------
8% Junior Preferred Stock.........................................   $     .01      200,000     178,105      178,105
12% Senior Preferred Stock........................................   $     .01      100,000     100,000      100,000

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN
                              ENDED IS UNAUDITED)

8.  REDEEMABLE PREFERRED STOCK (CONTINUED)
    The Junior Preferred shares have no voting rights, have liquidation preferences to all classes of the Company's common stock, and are entitled to cumulative dividends at the rate of 8% per year, payable semi-annually. Effective October 1, 1996, the rate was increased to 8% from 6%. Shares remaining at March 31, 1998 that were issued in connection with the Company's acquisition of GSV are exchangeable at any time into 130,349 shares of Class B common stock. The Junior Preferred Stock is subject to mandatory redemption of 89,052 and 89,053 shares on December 31, 2001 and 2002, respectively, or earlier if a change in control of the Company occurs. On October 10, 1996, 345,875 shares were redeemed for $1,729,375 ($5 per share). At June 30, 1996, June 30, 1997 and March 31, 1998, the balance outstanding, less unamortized discounts, was $2,006,831, $697,721 and $722,663, respectively.

    In the event of liquidation, dissolution or winding up of the Company, Junior Preferred stockholders shall be entitled to receive out of the assets of the Company an amount in cash equal to $5 per share plus accrued but unpaid dividends.

    The Senior Preferred shares have no voting rights, have liquidation preferences to other shareholders, are subject to mandatory redemption beginning in 2005 and are entitled to cumulative dividends at the rate of 12% payable semiannually. Under certain circumstances, the Senior Preferred Stock is redeemable, at a premium, beginning in 2000. The carrying value of the Senior Preferred Stock is being increased ratably to its redemption value of $10,000,000. The shares are also exchangeable at any time, at the Company's option, into 13.2% notes due 2007. At June 30, 1996, June 30, 1997 and March 31, 1998, the balance outstanding, less unamortized discounts, was $8,027,156, $8,115,694 and $8,191,967, respectively.

    In the event of liquidation, dissolution or winding up of the Company, Senior Preferred stockholders shall be entitled to receive out of the assets of the Company, before Junior Preferred stockholders, the amount of dividends accrued and unpaid thereon to the date of final distribution to such holders, whether or not declared to the date of such final distribution, $100 per share plus a premium.

9.  SHAREHOLDERS' EQUITY

  COMMON STOCK

    The Company's authorized capital stock is as follows at March 31, 1998:

                                                                          AUTHORIZED
                                                              PAR VALUE     SHARES
                                                             -----------  -----------
Class B....................................................   $    .003     7,250,000
Class E....................................................   $    .003     2,900,000
Class K....................................................   $    .003     1,450,000

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN
                              ENDED IS UNAUDITED)

9.  SHAREHOLDERS' EQUITY (CONTINUED)
    Changes in the Company's common stock outstanding during the period April 27, 1995 to June 30, 1995 and the years ended June 30, 1996 and 1997 and nine months ended March 31, 1998 are as follows:

                                                A             B            E           K
                                           ------------  -----------  -----------  ---------
Shares outstanding, April 27, 1995            1,885,000    3,770,000    1,200,829     --
                                           ------------  -----------  -----------  ---------
Shares outstanding, June 30, 1995........     1,885,000    3,770,000    1,200,829     --
                                           ------------  -----------  -----------  ---------
Shares outstanding, June 30, 1996........     1,885,000    3,770,000    1,200,829     --
Issuance of stock........................       --         2,776,169      --          99,860
Repurchase of stock......................    (1,885,000)    (985,157)     --          --
                                           ------------  -----------  -----------  ---------
Shares outstanding, June 30, 1997........       --         5,561,012    1,200,829     99,860
                                           ------------  -----------  -----------  ---------
Shares outstanding, March 31, 1998.......       --         5,561,012    1,200,829     99,860
                                           ------------  -----------  -----------  ---------

    Class E and K common stock have no voting rights, except that effective April 21, 2000, the Class E common stockholders will be entitled to vote. Upon dissolution, liquidation or winding up of the Company, and subject to the liquidation preferences of the senior and junior preferred stock, liquidation proceeds will be divided equally among the Class B, E, and K shareholders.

  INCENTIVE STOCK AND STOCK OPTION PLANS

    An incentive stock plan (terminated in 1996) provided for grants of stock appreciation rights ("SARs") to officers, directors and certain key employees. The SARs entitle the holder to receive cash payments equal to the excess of the fair market value of the rights over the base price for such rights. SARs outstanding as of June 30, 1997 have an unlimited term and generally become exercisable over a two year period. Compensation expense recognized pursuant to the Company's incentive stock plans was $650,606 and $1,338,506 for the years ended June 30, 1996 and 1997, respectively, and $889,758 and $6,300,000 for the nine months ended March 31, 1997 and 1998, respectively. During the nine months ended March 31, 1998, the Company and the holders of the 794,347 SARs then outstanding agreed to terminate such SARs in exchange for compensation in an amount equal to the SARs obligation at December 31, 1997 of $8,289,110 and fully vested non-qualified options to purchase 794,347 shares of the Company's common stock at $12.07 per share. In connection with the SAR termination and the president's bonus restructuring, which bonus restructuring equaled a net present value of $2,500,000, such key employees received cash of approximately $5.4 million, during April 1998, and 7.5% promissory notes aggregating approximately $5.4 million payable upon mutual agreement between the parties. Payroll and related liabilities at March 31, 1998 includes $10.8 million related to such items. Such cash received was utilized to exercise a total of 337,217 outstanding stock options as of April 29, 1998. In connection with a prior GSV stock appreciation rights agreement, the president of GSV (and the Company) was paid $1,162,384 at the time of GSV's acquisition. The Company's 1996 Stock Option Plan covers 893,925 shares of authorized but unissued Class B common stock. The Plan provides for the grant of incentive and nonstatutory stock options to officers, key employees and others,

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN
                              ENDED IS UNAUDITED)

9.  SHAREHOLDERS' EQUITY (CONTINUED)
at prices not less than fair value. Options granted generally become exercisable 25% annually and expire after 10 years. A summary of SAR and stock option activity is as follows:

                                                     NUMBER OF              WEIGHTED AVERAGE
                                                       STOCK                 EXERCISE PRICE
                                                      OPTIONS      SARS     PER RIGHT/OPTION
                                                    -----------  ---------  -----------------
Outstanding at April 27, 1995.....................      --          --
  Granted.........................................      --         649,347      $    1.34
                                                    -----------  ---------
Outstanding at June 30, 1995......................      --         649,347      $    1.34
  Granted.........................................      --         145,000      $    2.59
                                                    -----------  ---------
Outstanding at June 30, 1996......................      --         794,347      $    1.57
  Granted.........................................      800,933     --          $    4.79
                                                    -----------  ---------
Outstanding at June 30, 1997......................      800,933    794,347      $    3.19
  Granted ($3.00 weighted average fair value per
    option).......................................      803,047     --              11.99
  Terminated......................................      --         794,347           1.57
Outstanding at March 31, 1998.....................    1,603,980     --               8.39
                                                    -----------  ---------
                                                    -----------  ---------
Exercisable at March 31, 1998.....................      994,580     --          $   10.60
                                                    -----------  ---------
                                                    -----------  ---------
Available for grant at March 31, 1998.............       84,291     --
                                                    -----------  ---------
                                                    -----------  ---------

    FAS 123 requires the disclosure of pro forma net income amounts had the Company adopted the fair value method prescribed by that statement. Under FAS 123, the fair value of stock-based awards to employees is calculated using option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models require certain subjective assumptions which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life, 6.3 years and 5 years as of June 30,1997 and March 31, 1998, respectively; risk free interest rates, 5.9% and 6.0% as of June 30, 1997 and March 31, 1998, respectively; no expected volatility, and no dividends during the expected term. The Company's calculations are based on a multiple option valuation approach and forfeitures are recognized as they occur. Pro forma net income for the nine months ended March 31, 1998 would have been $119,400 less than net income as reported if the computed fair values of the stock option awards had been amortized to expense over the vesting period of the awards (no effect on net income for the year ended June 30, 1997). Pro forma earnings per share for the nine months ended March 31, 1998 would have been as follows: basic--$.58 and fully diluted--$.55.

10.  RETIREMENT PLANS

    The Company's 401(k) plan provides retirement benefits to full-time employees that meet certain eligibility requirements, was established in 1996. Under the 401 (k) plan, employees may elect to have up to 15% of their annual eligible compensation, subject to certain limitations, deferred and deposited

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN
                              ENDED IS UNAUDITED)

10.  RETIREMENT PLANS (CONTINUED)
with a qualified trustee. The Company may elect to make an annual discretionary contribution to the Plan of up to 25% of each participant's eligible compensation, subject to certain limitations. Participants' voluntary contributions to the Plan vest immediately and Company contributions are 100% vested (20% per year after two years of service) after six years of continuous service. The Company also contributes to a winery workers' retirement plan which provides retirement benefits for union employees. Pension costs charged to operations were $75,118 for the period July 1, 1994 to April 26, 1995 (Predecessor) and $2,505 for the period April 27, 1995 to June 30, 1995 (Successor). Retirement plan costs charged to operations were $36,704 and $68,009 for the years ended June 30, 1996 and 1997, and $54,132 and $55,828 for the nine-month periods ended March 31, 1997 and 1998 respectively.

11.  LEASES

    The Company leases cooperage and equipment under both capital and operating lease arrangements. Future minimum payments by fiscal year and in aggregate under such capital leases and noncancellable operating leases with terms of one year or more consist of the following at March 31, 1998:

                                                                       CAPITAL      OPERATING
                                                                       LEASES        LEASES
                                                                    -------------  -----------
1998..............................................................  $     142,133  $    78,573
1999..............................................................        518,373      252,898
2000..............................................................        534,572      230,091
2001..............................................................        353,475      111,140
2002..............................................................        311,762      101,770
Thereafter........................................................        715,502       16,962
                                                                    -------------  -----------
Total minimum lease payments......................................      2,575,817  $   791,434
                                                                                   -----------
                                                                                   -----------
Amount representing interest......................................        541,761
                                                                    -------------
Net present value of minimum lease payments.......................      2,034,056
Less current maturities...........................................        530,913
                                                                    -------------
                                                                    $   1,503,143
                                                                    -------------
                                                                    -------------

    The following is a summary of cost and accumulated amortization on capitalized cooperage and equipment leases:

                                                              JUNE 30              MARCH 31
                                                     --------------------------  -------------
                                                        1996          1997           1998
                                                     -----------  -------------  -------------
Cooperage..........................................  $   317,624  $     678,785  $   1,265,614
Equipment..........................................      210,301        598,924      1,269,031
Less accumulated amortization......................       59,958        151,731        274,791
                                                     -----------  -------------  -------------
                                                     $   467,967  $   1,125,978  $   2,259,854
                                                     -----------  -------------  -------------
                                                     -----------  -------------  -------------

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN
                              ENDED IS UNAUDITED)

11.  LEASES (CONTINUED)
    Rent expense totaled approximately $99,794 for the period July 1, 1994 to April 26, 1995 (Predecessor), $40,461 for the period April 27, 1995 to June 30, 1995 (Successor) $381,107 and $667,616 for the years ended June 30, 1996 and 1997, and $572,092 and $455,070 for the nine-month periods ended March 31, 1997 and 1998, respectively.

12.  COMMITMENTS AND CONTINGENCIES

  EMPLOYMENT AGREEMENT

    The Company has an employment agreement with its president which extends to June 30, 2001 and specifies that the president receive a fixed salary and an annual bonus determined by the Board of Directors. The agreement extends automatically on a year-to-year basis thereafter unless terminated by either party.

  GRAPE PURCHASE COMMITMENTS

    The Company has certain grape purchase contracts with independent growers that generally extend through 1998. Prices to be paid for grapes fluctuate with prevailing market prices at the time of purchase. In certain cases, the Company has contracted with its customers to sell a portion of these grapes at prevailing market prices at the time of sale.

  EQUIPMENT AND COOPERAGE PURCHASE COMMITMENTS

    As of March 31, 1998, the Company has entered into contracts aggregating approximately $5.6 million for the purchase of processing equipment and cooperage.

  CLAIMS

    The Company is a party to claims aggregating approximately $3,500,000 arising from alleged negligent performance of services. The Company and its legal counsel are in the preliminary stages of investigating the merits of such claims and the availability of insurance coverage, if needed. As of March 31, 1998, the Company has accrued, based on its preliminary investigation, an amount presently believed to be adequate to resolve these claims. Such amount is substantially less than the aggregate of the amounts claimed.

13.  RELATED PARTY TRANSACTIONS

    In May 1995, the Company purchased a 1,750 acre vineyard located in Kern County, California, from a company owned by the Company's president for $4,590,000. In connection with this acquisition, the Company assumed two existing promissory notes of $2,441,000 and $452,791 and executed a non-interest bearing promissory note for $1,700,000 (discounted at 10% to $774,523) payable to the seller.

    The Company paid approximately $2,400,000 to affiliates of certain stockholders during the year ended June 30, 1997 for investment banking and financial advisory services related to certain capital stock repurchases.

    During the period July 1, 1994 to April 26, 1995 and the years ended June 30, 1996 and 1997, the Company made grape purchases aggregating approximately $275,000, $400,000 and $1,400,000, respectively, from a vineyard partially owned by the Company's president.

                          GOLDEN STATE VINTNERS, INC.

         (INFORMATION AS OF MARCH 31, 1997 AND FOR THE NINE MONTHS THEN
                              ENDED IS UNAUDITED)

14.  SUPPLEMENTAL CASH FLOW INFORMATION

    Supplemental cash flow information is as follows:

                                                                                   SUCCESSOR
                                             PREDECESSOR   ----------------------------------------------------------
                                            -------------  APRIL 27,                             NINE MONTHS ENDED
                                            JULY 1, 1994    1995 TO      YEAR ENDED JUNE 30           MARCH 31
                                            TO APRIL 28,    JUNE 30,   ----------------------  ----------------------
                                                1995          1995        1996        1997        1997        1998
                                            -------------  ----------  ----------  ----------  ----------  ----------
Interest paid.............................   $ 2,672,874   $  408,820  $4,938,618  $5,578,895  $4,278,328  $4,640,920
Income taxes paid.........................       166,109       40,441     388,250   3,206,000   3,040,000   5,340,000
Notes issued to acquire property, plant
  and equipment...........................       --         4,168,314      --       7,238,071   5,181,078      --
Property acquired under capital lease.....       --            --         407,503     778,593     242,126   1,280,578
Conversion of warrants to preferred
  stock...................................       363,258       --          --          --          --          --

15.  SUBSEQUENT EVENTS

    On April 1, 1998, the Company granted options to purchase 20,300 shares of Class B Common Stock at $12.08 to certain employees.

    On April 21, 1998, the Company renewed its revolving bank line of credit. The renewal provides for borrowings up to $22,500,000 with variable interest rate options, at the Company's election. The line of credit agreement expires on March 5, 1999.

    On April 24, 1998, the Company adopted the 1998 Director Stock Option Plan (the "Plan"), which covers 348,000 shares of authorized but unissued Class K Common Stock. Under the terms of the Plan, options may be granted to non-employee members of the Company's Board of Directors at prices not less than fair market value (as defined), are fully vested after one year and expire after ten years. On April 24, 1998 and May 1, 1998 grants were made to non-employee directors of options to purchase 59,982 and 14,993, respectively, shares of Common Stock at fair market value on the date of grant. The Plan also provides for annual grants of options to purchase an additional 10,005 shares of common stock on May 1 of each year commencing May 1, 1999 to each non-employee director who has remained in continuous service.

    On April 23, 1998 and April 28, 1998, the Board of Directors and the Company's stockholders, respectively, approved a recapitalization and stock split, which resulted in each share of the Company's common stock being split into 2.9 shares of common stock. The recapitalization and stock split was effected by the filing of the Amended and Restated Certificate of Incorporation of the Company with the Delaware Secretary of State on July 20, 1998. The recapitalization was in the form of (i) the creation by the Company of a new Class A Common Stock and a new Class B Common Stock, (ii) the conversion of all of the Company's outstanding shares of old Class B Common Stock on a one-for-one basis into shares of Company's newly-created Class A Common Stock, (iii) the conversion of all of the Company's outstanding shares of old Class E Common Stock and old Class K Common Stock on a one-for-one basis into shares of the Company's newly-created Class B Common Stock, (iv) a 2.9-for-1 stock split for each of the Company's outstanding shares of newly-created Class A Common Stock and newly-created Class B Common Stock, and (v) the conversion of all of the Company's outstanding shares of Junior Preferred Stock into 130,343 shares of the Company's newly-created Class B Common Stock. All common stock related data in the accompanying financial statements of the Company reflect the stock split for all periods presented.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Hambrecht & Quist LLC and J.P. Morgan Securities Inc. are acting as representatives, has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Class B Common Stock set forth opposite its name below:

                                                                                 NUMBER OF
                                                                                 SHARES OF
                                                                              CLASS B COMMON
                                UNDERWRITER                                        STOCK
---------------------------------------------------------------------------  -----------------
Goldman, Sachs & Co........................................................        1,935,000
Hambrecht & Quist LLC......................................................          967,500
J.P. Morgan Securities Inc.................................................          967,500
Advest, Inc................................................................           32,500
BT Alex. Brown.............................................................           50,000
Credit Lyonnais Securities (USA) Inc.......................................           50,000
Donaldson, Lufkin & Jenrette Securities Corporation........................           50,000
Edward D. Jones & Co., L.P.................................................           32,500
NationsBanc Montgomery Securities LLC......................................           50,000
The Robinson-Humphrey Company, LLC.........................................           32,500
Schroder & Co. Inc.........................................................           50,000
Van Kasper & Company.......................................................           32,500
Wasserstein Perella Securities, Inc........................................           50,000
                                                                             -----------------
  Total....................................................................        4,300,000
                                                                             -----------------
                                                                             -----------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered hereby, if any are taken.

    The Underwriters propose to offer the shares of Class B Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $.70 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain brokers and dealers. After the shares of Class B Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 645,000 additional shares of Class B Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 4,300,000 shares of Class B Common Stock offered.

    The Company and the Selling Stockholders have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of the Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (other than pursuant to employee stock option plans existing, or on the conversion or exchange of convertible or exchangeable securities outstanding, on the date of this Prospectus) which are substantially similar to the shares of Class B Common Stock or which are convertible into or exchangeable for securities which are substantially similar to the shares of Class B Common Stock without the prior written consent of the representatives, except for the shares of Class B Common Stock offered in connection with the offering.

    The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Class B Common Stock offered by them.

    Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated among the Company, the Selling Stockholders and the representatives. Among the factors considered in determining the initial public offering price of the Class B Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    The Class B Common Stock has been approved for listing on the Nasdaq National Market under the symbol "VINT".

    In connection with the offering, the Underwriters may purchase and sell the shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicated short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares; and syndicate short positions involve the sale by the Underwriters of a greater number of shares than they are required to purchase from the Company and the Selling Stockholders in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the securities sold in the offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                            -----------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    8
Use of Proceeds...........................................................   15
Dilution..................................................................   15
Dividend Policy...........................................................   16
Capitalization............................................................   17
Selected Consolidated Financial Data......................................   18
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   19
Business..................................................................   27
Management................................................................   40
Certain Relationships and Related Transactions............................   47
Principal and Selling Stockholders........................................   50
Shares Eligible for Future Sale...........................................   51
Description of Capital Stock..............................................   52
Legal Matters.............................................................   56
Experts...................................................................   56
Additional Information....................................................   57
Index to Consolidated Financial Statements................................  F-1
Underwriting..............................................................  U-1

                            -----------------------

    THROUGH AND INCLUDING AUGUST 15, 1998 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE CLASS B COMMON STOCK IN THE UNITED STATES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND
WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                4,300,000 SHARES

                                  GOLDEN STATE
                                 VINTNERS, INC.

                              CLASS B COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

                                     [LOGO]

                             ---------------------

                              GOLDMAN, SACHS & CO.

                               HAMBRECHT & QUIST

                               J.P. MORGAN & CO.

                      REPRESENTATIVES OF THE UNDERWRITERS

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